   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 22, 2000

                                               REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            COMBIMATRIX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3826                            94-3373522
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                       34935 SE DOUGLAS STREET, SUITE 110
                              SNOQUALMIE, WA 98065
                                 (425) 396-5940
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            PATRICK D. DE MAYNADIER
       EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                            COMBIMATRIX CORPORATION
                       34935 SE DOUGLAS STREET, SUITE 110
                              SNOQUALMIE, WA 98065
                                 (425) 396-5940
                              (425) 396-5949 (FAX)
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

               EDGAR J. MARSTON III                                   PAUL MICHALSKI
           BRACEWELL & PATTERSON, L.L.P.                          CRAVATH, SWAINE & MOORE
         711 LOUISIANA STREET, SUITE 2900                             WORLDWIDE PLAZA
              HOUSTON, TX 77002-2781                                 825 EIGHTH AVENUE
                  (713) 223-2900                                  NEW YORK, NY 10019-7475
               (713) 221-1188 (FAX)                                   (212) 474-1000
                                                                   (212) 474-3700 (FAX)

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================
                   TITLE OF EACH CLASS                           PROPOSED MAXIMUM                AMOUNT OF
              OF SECURITIES TO BE REGISTERED               AGGREGATE OFFERING PRICE(1)        REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value.............................         $100,000,000                   $26,400
====================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
        IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

            SUBJECT TO COMPLETION. DATED NOVEMBER 22, 2000.

PROSPECTUS

                                                SHARES
                                     [LOGO]

                            COMBIMATRIX CORPORATION
                                  COMMON STOCK
                              $         PER SHARE
                               ------------------
     We are selling          shares of our common stock. We have granted the
underwriters an option to purchase up to                additional shares of
common stock to cover over-allotments.

     This is the initial public offering of our common stock. We currently
expect the initial public offering price will be between $     and $     per
share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "CBMX."

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE      TOTAL
                                                              ---------    ---------
Public Offering Price                                         $            $
Underwriting Discount                                         $            $
Proceeds to CombiMatrix Corporation (before expenses)         $            $

     The underwriters expect to deliver the shares to purchasers on or about
            , 2001.

                               ------------------

SALOMON SMITH BARNEY                                           J.P. MORGAN & CO.
            , 2001

                             DESCRIPTION OF ARTWORK

TWO PAGE SPREAD

        GRAPHIC DEPICTING: A rectangular green band across the entire top of the spread features interweaving lines over a field of small circles in rows, with a solid blue line across and ending the bottom of the band. The COMBIMATRIX CORPORATION blue and white logo sits on top of the green band on the left-hand side of the spread, with the words "CombiMatrix Corporation" in gray, extending beneath the band. The phrase, "PLATFORM FOR DISCOVERY", is reversed out of the green band on the right hand side of the spread.

        GRAPHIC DEPICTING: A band of small blue circles, in rows, extending from top to bottom of the left-hand side of the spread. Towards the bottom, the rows of circles form an uneven edge. On top of the band of circles, a rectangular blue box with rounded edges features a montage of three photographs. From top to bottom, these photos include (1) A researcher wearing a plastic face shield; (2) a close up of a blueprint of CombiMatrix' biological array processor; (3) an intergenerational photo of a Mother and Daughter.

        GRAPHIC DEPICTING: Against a white background, the remainder of the two page spread features an introductory paragraph and seven circles, with graphics inside of each circle that depict CombiMatrix' technology. Next to each circle, in black lettering, is a subhead and caption to explain the graphic. There are additionally three smaller circles attached to circle number two, and two small circles attached to circle number seven, all with captions in black lettering. A gray parabola connects the circles, clockwise from top center, throughout the document:

        Introductory Paragraph: Under the CombiMatrix logo to the left of the center of the document, black lettering reads, "COMBIMATRIX' SYSTEM." Under that heading, black-lettering reads, "We are developing a system to speed the cycle of scientific discovery. Our flexible platform should give researchers rapid answers to their experimental questions so that they can continually refine and revise the direction of their research."

        (Circle 1) GRAPHIC DEPICTING: Photo of Semiconductor Wafer
        Subhead 1. Semiconductor Base
        Caption: Conventional semiconductor fabrication methods are used to manufacture our patented biological array processors.

        (Circle 2) GRAPHIC DEPICTING: Photo of Biological Array Processor Subhead 2. Scalable Platform
        Caption: We are currently working at densities of approximately 1,000 test sites per square centimeter, but based on increasing miniaturization of the semiconductor fabrication process we may be able to increase the density of our biological array processors.

               (Small Circle attached to top of Circle #2) Graphic Depicting:
               Magnification of individual biological array processor.
               Caption: 1024 sites per CM2

               (Small Circle attached to side of Circle #2) Graphic Depicting:
               Increased magnification of individual biological array processor.
               Caption: 471,065 sites per CM2

               (Small Circle attached to bottom of Circle #2) Graphic Depicting:
               Maximum magnification of individual biological array processor.
               Caption: 976,800 sites per CM2

        (Circle 3) GRAPHIC DEPICTING: Photo of Cassette Containing Ten Biological Array Processors Subhead 3. Multiplied Efficiency Caption:
        The number of discrete test sites available for experimentation is further increased by packaging them in a cassette of up to ten biological array processors. Our proprietary, Internet-based software tools help scientists customize the cassettes to meet their unique research needs.

        (Circle 4) GRAPHIC DEPICTING: Magnification of Chip
        Subhead 4. Computer-Controlled Electrochemistry
        Caption: Proprietary software directs an electrode at each test site to synthesize biomolecules such as DNA, RNA, peptides or small molecules. Individual control of each electrode gives rise to the customer-specified array of unique biomolecules.

        (Circle 5) GRAPHIC DEPICTING: Multicolored illustration of porous reaction matrix on top of biological array processor
        Subhead 5. Virtual Flask Technology
        Caption: The integrity of each discrete test site is maintained by our virtual flask technology, which uses the chemistry of carefully engineered liquids to minimize cross-contamination between test sites. Also, each biological array processor is coated with a porous reaction layer. This proprietary material functions as a three-dimensional medium for the synthesis and immobilization of chemical substances and biomolecules.

        (Circle 6) GRAPHIC DEPICTING: Multicolored Illustration of DNA attached in porous reaction matrix
        Subhead 6. Three-Dimensional Synthesis
        Caption: The porous reaction layer increases the number of biomolecules that can be synthesized within each virtual flask, ultimately improving the strength of the resulting experimental signal.

        (Circle 7) GRAPHIC DEPICTING: Multicolored Illustration of Target DNA binding in porous reaction matrix
        Subhead 7. Customized Discovery
        Caption: A researcher should be able to make use of his or her custom-designed biological array processors by adding test samples to them. Molecules in the sample bind at specific test sites where they encounter complementary DNA or RNA. Our hybridizer-reader instrument determines the degree of sample binding at each test site and the researcher should be able to use those results to answer the experimental questions being asked.

               (Small Circle attached to left side of Circle #7) Graphic
               Depicting: Multicolored illustration of DNA
               Caption: DNA

               (Small Circle attached to right side of Circle #7) Graphic
               Depicting: Multicolored illustration of RNA
               Caption: RNA

               (Small Circle attached to bottom of Circle #7) Graphic
               Depicting: Gray globular shaped protein.
               Caption: Protein

               Introductory Paragraph: To the left of the DNA circle illustration, blue lettering reads, "DNA/RNA/Protein Applications". Under that heading, black lettering reads, "The nature of our technology makes it a flexible platform for customized DNA, RNA or protein-based applications."

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Information Regarding Forward-Looking Statements............   21
Use of Proceeds.............................................   22
Our Policy Regarding Dividends..............................   22
Capitalization..............................................   23
Dilution....................................................   24
Selected Financial Data.....................................   25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   26
Business....................................................   34
Management..................................................   48
Relationships and Related Party Transactions................   60
Principal Stockholders......................................   69
Description of Capital Stock................................   71
Shares Eligible for Future Sale.............................   74
U.S. Tax Consequences to Non-U.S. Holders...................   76
Underwriting................................................   79
Legal Matters...............................................   81
Experts.....................................................   81
Where You Can Find Additional Information...................   81
Index to Financial Statements...............................  F-1

Until                , 2001, all dealers that buy, sell or trade our common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the risks of purchasing our common stock discussed under the "Risk Factors" section and our financial statements and the related notes.

COMBIMATRIX

     We are developing a technology to allow us to rapidly produce customizable biological array processors, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. We believe these processors will facilitate the analysis of raw genomic data for use in the discovery and development of pharmaceutical products. We intend to market our products to the biotechnology, pharmaceutical and academic communities. Our biological array processor is a semiconductor coated with a three-dimensional layer of porous material in which deoxyribonucleic acid, ribonucleic acid, peptides or small molecules can be synthesized or immobilized within discrete test sites. Our system integrates a semiconductor, proprietary software and chemistry and the Internet. This system should enable researchers to conduct rapid, iterative experiments to analyze large amounts of genomic data, thereby reducing the time and costs associated with these efforts.

OUR OPPORTUNITY

     The pharmaceutical and biotechnology industries are faced with increasing costs and substantial risks of failure in the drug discovery, development and commercialization process. These industries are turning to new technologies to help identify deficiencies in drug candidates as early as possible in order to make the drug discovery and development process more efficient and cost-effective. As vast amounts of genomic data are being generated by the Human Genome Project and other genomic research efforts, biotechnology and pharmaceutical companies are searching for ways to expedite the analysis of this data in order to be the first to bring new therapeutics and diagnostic tests to market.

OUR APPROACH

     We believe that our system will enable us to design, customize and ship custom biological array processors to potential customers' specifications, typically in less than a day. Scientists using our system should be able to design and order custom biological array processors, conduct their tests, analyze the results and reorder additional processors incorporating modified test parameters, all within a few days. The following three scientific features are key components of our system:

     - our proprietary software, which directs the individually controlled electrodes at the test sites on the surface of our semiconductors and allows us to synthesize or immobilize different sequences of deoxyribonucleic acid, or DNA, or ribonucleic acid, or RNA, peptides or small molecules;

     - our virtual flask technology, which uses the chemistry of carefully engineered liquid solutions instead of physical walls around each test site and permits us to avoid the problem of chemical contamination between test sites; and

     - our porous reaction layer, which coats one surface of the semiconductor and functions as a three-dimensional environment for the synthesis or immobilization of relatively large quantities of DNA, RNA, peptides or small molecules so that a strong test signal is generated at each test site.

As a result of these scientific features, we believe that the system we are designing will be rapidly customizable, accurate and cost-effective. We also believe that our system will be more versatile than currently available competing products because we are able to design and synthesize or immobilize sequences of DNA or RNA, peptides or small molecules in the test sites on our biological array processors.

OUR STRATEGY

     Our goal is to provide the biotechnology, pharmaceutical and academic communities with the industry standard solution for rapid evaluation of genetic variation and function and for proteomic research. We intend to grow our business by:

     - RAPIDLY COMMERCIALIZING OUR INITIAL PRODUCTS. Our initial application for determining genetic variation is currently undergoing third-party, or beta, testing, and we expect to offer this product for commercial sale by the end of 2001. We expect to commence beta testing of our application for determining genetic function by the end of 2001 and offer this product for commercial sale by the end of 2002.

     - DEVELOPING PRODUCT APPLICATIONS IN PROTEOMICS. We have developed chemical processes for the rapid synthesis or immobilization of peptides and small molecules within the test sites on our biological array processors. We have produced in our laboratory customized test devices with peptides and small molecules for possible use in proteomic research.

     - EXPANDING OUR PROPOSED PRODUCT OFFERINGS. We are engaged in several research and development initiatives to expand our product offerings by increasing the number of test sites on our biological array processors and by developing additional applications of our technology for drug discovery and development. We believe that our biological array processor system may have potential applications in several additional fields.

     - ACCELERATING THE DEVELOPMENT OF PRODUCTS THROUGH ARRANGEMENTS WITH OTHER COMPANIES. We plan to explore the use of strategic alliances, partnerships, and collaborations to exploit market opportunities and to gain access to complementary technologies, distribution channels and information content. We have recently entered into agreements with Acacia Research Corporation, our majority stockholder, relating to the exploitation of our biological array processor technology within the fields of toxicology and material science.

     - PROTECTING AND STRENGTHENING OUR INTELLECTUAL PROPERTY. We have established a patent position for our products, and we intend to build on this position through internal research efforts, collaborations with others, strategic licensing, and possibly opportunistic acquisitions.

     We have generated no revenue from product sales to date. Our accumulated deficit through September 30, 2000 was approximately $12.8 million, and we expect to have increasing net losses and negative cash flow for the foreseeable future. We have not completed the testing of any of our proposed initial products, and we have not yet fully evaluated our technology for its applicability as a commercial product for proteomic research.

RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks relating to, among other things, our status as a development stage company, the status of our intellectual property rights, our relationship with Acacia Research Corporation and fluctuations in the price of our common stock. For more information about these and other risks, see "Risk Factors." You should carefully consider these risk factors together with all of the other information included in this prospectus.

                            ------------------------

     We were originally incorporated in California in October 1995 under the name CombiMatrix Corporation and were reincorporated in Delaware in September 2000. Our principal executive offices are located at 34935 SE Douglas Street, Suite 110, Snoqualmie, Washington 98065. Our telephone number is (425) 396-5940.

                                  THE OFFERING

Common stock offered..........................             shares

Common stock outstanding after this
offering......................................             shares

Use of proceeds...............................   For development and
                                                 commercialization of our
                                                 products relating to genetic
                                                 variation and function and
                                                 proteomics; expansion of our
                                                 manufacturing capabilities;
                                                 expansion of product and
                                                 technology development;
                                                 development of our sales and
                                                 marketing organization;
                                                 investment in intellectual
                                                 property protection; working
                                                 capital and other general
                                                 corporate purposes.

Proposed Nasdaq National Market symbol........   "CBMX"

     Unless otherwise indicated, all information in this prospectus assumes no
exercise of the underwriters' option to purchase up to                additional
shares of common stock to cover over-allotments.

     The number of shares of common stock to be outstanding immediately after the offering:

     - is based upon 18,433,503 shares of common stock outstanding as of September 30, 2000;

     - does not take into account 3,520,221 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2000, at a weighted average exercise price of $4.76 per share;

     - does not take into account 176,550 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2000, at a weighted average exercise price of $2.54 per share;

     - does not take into account 495,000 shares and 89,500 shares of common stock issuable upon the exercise of options granted between October 1, 2000 and November 16, 2000 at exercise prices of $9.00 per share and $18.00 per share, respectively; and

     - does not take into account a total of 1,360,529 unissued shares of common stock available for future awards under our 2000 Stock Awards Plan.

                            ------------------------

     We have applied to register various trademarks and servicemarks, including CBMX, CombiMatrix, Array Alchemy, SNP Snap, Platform for Discovery, DiscovArray and GeneXpress. CBMX(TM) and CombiMatrix(TM) are our common law trademarks. This prospectus also contains brand names, logos, service marks and trademarks of other companies.

               OUR RELATIONSHIP WITH ACACIA RESEARCH CORPORATION

     Acacia Research Corporation, or Acacia, currently owns 58.3% of our common stock, and Acacia has announced that it intends to retain a majority of our common stock indefinitely. We plan to request that the underwriters reserve up
to          shares from this offering for sale to Acacia so that it can maintain at least an approximately 55% ownership interest in us. As long as Acacia owns more than 50% of our voting stock, it can control the vote on substantially all matters submitted to stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. Furthermore, as our restated certificate of incorporation does not prohibit stockholders from approving action by written consent without a meeting, Acacia can approve matters by written consent without providing notice or holding a stockholders' meeting. In addition, at September 30, 2000, our executive officers and directors beneficially owned 1,922,080 shares of Acacia's common stock, representing 12.0% of its outstanding common stock, and held options granted on September 28, 2000 to purchase an additional 145,000 shares of Acacia's common stock.

     Acacia has announced that it intends to develop and operate majority owned subsidiaries, such as us, in the life science and technology industries, and that it intends to develop applications for our technology in toxicology, drug recovery, pharmacogenomics, diagnostics, agriculture and material science. Acacia is currently focusing on the formation or acquisition of companies that utilize our biological array processor system in the medical, biotechnology and research industries. We have entered into agreements with Acacia for the exclusive exploitation of our biological array processor technology within the fields of toxicology and material science. We may enter into future agreements with Acacia relating to other fields, but we do not intend to enter into agreements that we believe would impair our core research and development initiatives or where we would expect to develop products in the near term.

     We and Acacia are in similar lines of business, have common directors and are engaging and may engage in additional transactions that are significant to our businesses. We have included in our restated certificate of incorporation provisions to address conflicts of interest and corporate opportunities. While these provisions do not alter the fiduciary duty of loyalty of our directors or any duty Acacia may have to you under Delaware law, they may make it more difficult for a stockholder to succeed in challenging any transaction that we enter into with Acacia or its other affiliates after complying with the terms of our restated certificate of incorporation. Subject to applicable Delaware law, by becoming one of our stockholders, you will be deemed to have notice of and have consented to these provisions in our restated certificate of incorporation. The provision relating to conflicts with Acacia would cease to be effective when Acacia beneficially owns less than 25% of our voting stock.

     Acacia files reports under the Securities Exchange Act of 1934, and its shares are quoted on the Nasdaq National Market under the symbol "ACRI". For a more detailed discussion of our relationship with Acacia and the risks related to that relationship, see "Relationships and Related Party Transactions -- Our Relationship with Acacia" and "Risk Factors -- Risks Relating to Our Relationship with Acacia."

                             SUMMARY FINANCIAL DATA

     The following tables summarize our financial data. You should read this information together with the financial statements and the related notes appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                 NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                                              ---------------------------------------------   ------------------------
                                                1996        1997        1998        1999         1999          2000
                                              ---------   ---------   ---------   ---------   -----------   ----------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................  $      --   $      --   $      --   $     143    $      20    $       17
Operating expenses:
  Research and development..................        440         627       1,494       2,334        1,654         3,839
  Marketing, general and administrative.....         --           5          10          71           41         1,951
  Amortization of deferred stock
    compensation............................         --         121          53          36           16         2,282
  Depreciation and amortization.............         34          20          35          52           37           147
                                              ---------   ---------   ---------   ---------    ---------    ----------
         Total operating expenses...........        474         773       1,592       2,493        1,748         8,219
                                              ---------   ---------   ---------   ---------    ---------    ----------
Loss from operations........................       (474)       (773)     (1,592)     (2,350)      (1,728)       (8,202)
Interest income.............................         10           9          83          43           21           845
Interest expense............................         --          (1)       (174)       (213)        (164)           --
                                              ---------   ---------   ---------   ---------    ---------    ----------
Net loss....................................  $    (464)  $    (765)  $  (1,683)  $  (2,520)   $  (1,871)   $   (7,357)
                                              =========   =========   =========   =========    =========    ==========
Net loss per share, basic and diluted.......  $   (0.09)  $   (0.10)  $   (0.21)  $   (0.29)   $   (0.22)   $    (0.52)
                                              =========   =========   =========   =========    =========    ==========
Shares used in computing net loss per share,
  basic and diluted.........................  5,274,303   7,758,174   7,934,970   8,763,749    8,317,846    14,170,633

     During the years ended December 31, 1997, 1998 and 1999 and for the nine months ended September 30, 1999 and 2000, amortization of deferred compensation in the amounts of approximately $121,000, $53,000, $34,000, $15,000 and
$1,153,000, respectively, relate to research and development activities and approximately $0, $0, $2,000, $1,000 and $1,129,000, respectively, relate to marketing, general and administrative activities.

                                                                SEPTEMBER 30, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  8,701      $
Short-term investments......................................    40,863
Working capital.............................................    49,047
Total assets................................................    51,225
Accumulated deficit.........................................   (12,790)
Total stockholders' equity..................................    50,021

     The as adjusted balance sheet reflects the sale of          shares of
common stock offered at an assumed initial public offering price of $     per
share, after deducting underwriting discounts and estimated offering expenses.

                                  RISK FACTORS

     An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information in this prospectus including our financial statements and related notes before you decide to buy our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

                         RISKS RELATING TO OUR BUSINESS

WE HAVE GENERATED NO REVENUE FROM PRODUCT SALES TO DATE, OUR ACCUMULATED DEFICIT THROUGH SEPTEMBER 30, 2000 WAS APPROXIMATELY $12.8 MILLION, WE EXPECT TO INCUR NET LOSSES AND NEGATIVE CASH FLOW FOR THE FORESEEABLE FUTURE AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY, WHICH MAY CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE

     Since inception, we have recognized no revenue from product sales. We have incurred net losses since our inception. During the years ended December 31, 1997, 1998 and 1999 and the first three quarters of 2000, we had net losses of approximately $765,000, $1,683,000, $2,520,000 and $7,357,000, respectively. At
September 30, 2000, our accumulated deficit was approximately $12.8 million. We expect to continue to have increasing net losses and negative cash flow for the foreseeable future. The magnitude of our net losses will depend, in part, on the rate of growth of our revenues, if any, and on the level of our expenses. We expect to incur significant expenses for research and development, for developing and expanding our manufacturing capabilities and our sales force and for other efforts to commercialize our products. As a result, we expect that our operating expenses will increase significantly in the near term and, consequently, we will need to generate significant revenues to achieve profitability. If we fail to become profitable within the time expected by securities analysts or investors, the market price of our common stock may decline. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE ARE A DEVELOPMENT STAGE COMPANY DEPLOYING UNPROVEN TECHNOLOGIES WHICH MAKES EVALUATION OF OUR BUSINESS AND PROSPECTS DIFFICULT, AND WE MAY BE FORCED TO CEASE OPERATIONS IF WE DO NOT DEVELOP COMMERCIALLY SUCCESSFUL PRODUCTS

     We currently have no commercially available products. Our technologies are in the development stage, and we cannot be sure a market will develop for any products we attempt to commercialize. We have not completed the beta testing of our Internet ordering system or biological array processors for determining genetic variation occurring as a result of a difference in a single nucleotide in the DNA sequence, commonly referred to as a single nucleotide polymorphism, or SNP, or started our beta testing of those systems for gene expression profiling. We have not begun in-house testing of our biological array processors for proteomics. We cannot be sure that our products will perform adequately or be commercially successful. Even if we are able to develop products and our Internet system for commercial applications, they may not be acceptable to our prospective customers or competitive with alternative technologies and may not generate revenues. You should evaluate our business and prospects in light of the uncertainties and complexities affecting a company such as ours that is developing tools for biotechnology, pharmaceutical and academic researchers.

     We have not proven our ability to commercialize products. In order to successfully commercialize any products, we will have to make significant investments, including investments in software design, research and development and testing, to demonstrate their technical benefits and cost-effectiveness. We must conduct a substantial amount of additional testing before any of our products will be ready for sale. Problems frequently encountered in connection with the commercialization of products using new and unproven technologies might limit our ability to develop and commercialize our products. For example, our products may be found to be ineffective, unreliable or otherwise unsatisfactory to potential customers. We may experience unforeseen technical complications in the processes we use to develop, manufacture, customize or receive orders for our products. These complications could materially delay or limit the use

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

of any products we attempt to commercialize, substantially increase the anticipated cost of our products or prevent us from implementing our processes at appropriate quality and scale levels, thereby causing our business to suffer.

WE HAVE NO EXPERIENCE COMMERCIALLY MANUFACTURING, MARKETING OR SELLING ANY OF OUR POTENTIAL PRODUCTS, AND UNLESS WE DEVELOP THESE CAPABILITIES, AS WELL AS TECHNICAL SUPPORT CAPABILITIES, WE MAY NOT BE ABLE TO LAUNCH OUR PRODUCTS IN A TIMELY MANNER, OR AT ALL

     Even if we are able to develop our products for commercial release, we have no experience manufacturing our products in the volumes that will be necessary for us to achieve commercial sales or in marketing or selling our products to potential customers. To date, we have limited our manufacturing activities to the manufacturing of prototype systems for testing purposes and for our internal use. We cannot assure you that we will be able to commercially produce our products on a timely basis, in sufficient quantities or on commercially reasonable terms. Since we have not manufactured any products in commercial quantities, we do not understand all the factors that could affect our manufacturing processes. As a result, we may not be able to establish or maintain reliable, high-volume manufacturing at commercially reasonable costs. Further, our integrated design and distribution system utilizes the Internet and proprietary software that is continuing to be developed. There can be no assurance that our proprietary Internet software system will be effective upon commercialization of our products or that our employees will successfully implement and operate our Internet ordering and delivery system in a manner satisfactory to our potential customers.

     In addition, we may not be able to develop adequate marketing, selling or technical support capabilities either on our own or through third parties, and our sales force may not succeed in marketing our products.

BECAUSE OF OUR LACK OF EXPERIENCE IN PRICING OUR PRODUCTS, WE MAY NOT PRICE OUR PRODUCTS AT LEVELS OR IN WAYS THAT ARE PROFITABLE OR AT LEVELS OR IN WAYS THAT ARE PERCEIVED AS DELIVERING VALUE TO PROSPECTIVE CUSTOMERS, AND OUR BUSINESS MAY SUFFER

     We have never priced any products for commercial sale, and we have not developed definitive prices or pricing arrangements for our initial products. As a consequence, the manner in which we will price our products and services is uncertain, and the prices or arrangements that we ultimately select may be unprofitable or may not be perceived as cost-effective or otherwise acceptable by our prospective customers. If the prices for our products or pricing arrangements we introduce are perceived as too high or as unattractive, we may lose business, and our business may be harmed before we can reduce our prices to levels or offer pricing arrangements that are acceptable to our prospective customers.

WE EXPECT INTENSE COMPETITION IN OUR TARGET MARKETS, WHICH COULD RENDER OUR PRODUCTS OBSOLETE OR SUBSTANTIALLY LIMIT THE VOLUME OF PRODUCTS THAT WE SELL, AND THIS WOULD LIMIT OUR ABILITY TO ACHIEVE PROFITABILITY AND COULD CAUSE OUR BUSINESS TO FAIL

     We expect to compete with companies that design, manufacture and market instruments for analysis of genetic variation and function and other applications using established sequential and parallel testing technologies. We are also aware of other biotechnology companies that have or are developing testing technologies for the SNP genotyping, gene expression profiling and proteomic markets. We anticipate that we will face increased competition in the future as new companies enter the market with new technologies and our competitors improve their current products. The markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions. One or more of our competitors may offer technology superior to ours and render our technology obsolete or uneconomical. Many of our competitors have greater financial and personnel resources and more experience in marketing, sales and research and development than we have. Some of our competitors currently offer arrays with greater density than we do and have rights to intellectual property, such as genomic information or proprietary technology, which provides them with a

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

competitive advantage. If we are not able to compete successfully, our business and financial condition would be materially harmed.

IF OUR NEW AND UNPROVEN TECHNOLOGY IS NOT USED BY RESEARCHERS IN THE PHARMACEUTICAL, BIOTECHNOLOGY AND ACADEMIC COMMUNITIES, OUR BUSINESS WILL SUFFER

     Our products may not gain market acceptance. In that event, it is unlikely that our business will succeed. Historically, biotechnology and pharmaceutical companies and academic research centers have analyzed genetic variation and function using a variety of technologies, and many of them have made significant capital investments in existing technologies. Compared to existing technologies, our technologies are new and unproven. In order to be successful, our products must meet the commercial requirements of the biotechnology, pharmaceutical and academic communities as tools for the large-scale analysis of genetic variation and function. Market acceptance will depend on many factors, including:

     - the development of a market for our tools for the analysis of genetic variation and function, the study of proteins and other purposes;

     - the benefits and cost-effectiveness of our products relative to others available in the market;

     - our ability to manufacture products in sufficient quantities with acceptable quality and reliability and at an acceptable cost;

     - our ability to develop and market additional products and enhancements to existing products that are responsive to the changing needs of our customers;

     - the willingness and ability of customers to adopt new technologies requiring capital investments or the reluctance of customers to change technologies in which they have made a significant investment; and

     - the willingness of customers to transmit test data and permit us to transmit test results over the Internet, which will be a necessary component of our product and services packages unless customers purchase or license our equipment for use in their own facilities.

IF WE ARE UNABLE TO ACHIEVE HIGHER DENSITIES OF TEST SITES ON OUR BIOLOGICAL ARRAY PROCESSORS, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY IN THE GENOMIC FUNCTION AND VARIABILITY TESTING MARKETS

     Genomic function and variability testing requires the rapid processing of vast quantities of data. As a result, it is important to maximize the number of test sites, or the density of test sites, appearing on a single testing device. If we are unable to manufacture a biological array processor with a higher density of test sites, potential customers may be deterred from purchasing our products. This is so because our competitors currently offer alternative high density products that permit a higher throughput of tests. No processors with a density of greater than 1,024 sites per square centimeter have been produced or tested in our laboratory. If we are not able to increase the density of our biological array processor due to limitations of our technology or other factors, we may not be able to compete effectively and our revenues and business prospects may be harmed.

WE ARE CURRENTLY DEPENDENT UPON SOLE SUPPLIERS OR A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS AND RAW MATERIALS FOR OUR MANUFACTURING PROCESS, AND THE LOSS OF THESE SOURCES COULD HARM OUR BUSINESS

     Substantially all of the key components and raw materials used in the manufacture of our products, including semiconductor devices, cassettes and reagents, are currently provided from a limited number of sources or in some cases by single-source vendors. Any supply interruption in a sole-sourced component or raw material would materially harm our ability to manufacture products until a new source of supply, if any, could be found and qualified. In some cases we expect that it would take several months for a new supplier to begin providing products to our specifications. In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture products. We may be unable to find a sufficient alternative supply channel

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

in a reasonable time period or on commercially reasonable terms, if at all. We utilize semiconductors made with a 3.0 micron fabrication process that is no longer in wide use due to increased miniaturization of semiconductors. If we are unable to achieve higher densities of test sites, it may become difficult or more expensive for us to obtain sufficient quantities of semiconductors as manufacturers phase out 3.0 micron production capacity. Failure to obtain a supplier for the manufacture of components of our future products, if any, could harm our business.

OUR QUALITY CONTROL SYSTEMS MAY FAIL TO DETECT IMPERFECTIONS IN OUR PRODUCTS, AND OUR PRODUCTS MAY FAIL TO MEET THE EXACTING REQUIREMENTS OF OUR CUSTOMERS, WHICH WOULD HARM OUR BUSINESS

     Our quality control system may fail to detect imperfections in the composition of the chemicals synthesized or immobilized in the test areas on our biological array processors. If we are unable to deliver devices that conform to our customers' expectations, we may not be able to sell our products and our reputation, business and financial condition would suffer.

IF WE DO NOT ENTER INTO SUCCESSFUL PARTNERSHIPS AND COLLABORATIONS WITH OTHER COMPANIES, WE MAY NOT BE ABLE TO FULLY DEVELOP OUR TECHNOLOGIES OR PRODUCTS, AND OUR BUSINESS WOULD BE HARMED

     Since we do not possess all of the resources necessary to develop and commercialize products that may result from our technologies, we will need either to grow our sales, marketing and support group or make appropriate arrangements with strategic partners to market, sell and support our products. We have chosen to use internal resources rather than strategic partners to develop and commercialize our SNP genotyping and gene expression profiling products; however, we have not yet commercialized any products. Except for our two agreements with Acacia, our majority stockholder, we do not have any arrangement with any strategic partner to commercialize our products. We believe that we will have to enter into additional strategic partnerships to develop and commercialize future products. If we do not enter into additional agreements, or if our existing arrangements or future agreements are not successful, our ability to develop and commercialize products will be impacted negatively, and our revenues will be adversely affected.

OUR EXISTING ARRANGEMENTS WITH ACACIA AND ANY FUTURE PARTNERSHIPS AND COLLABORATIONS THAT WE ENTER INTO MAY ULTIMATELY PROVE TO BE UNFAVORABLE AND BURDENSOME, AND MAY HAMPER THE DEVELOPMENT OF OUR BUSINESS

     The terms of our existing agreements with Acacia and the terms of any future partnership agreements that we may enter into may be unfavorable and burdensome. Relying on these or other collaborative relationships is risky to our future success because, for example:

     - our agreements with Acacia for the exploitation of our technology within the fields of toxicology and material science will limit our ability to enter into future arrangements with others;

     - we may not be able to negotiate future collaborative arrangements on acceptable terms;

     - our partners may not devote sufficient resources to the development and sale of our products;

     - our partners may be unable to supply products to us on a timely basis;

     - our partners may develop products or technologies that compete with our products;

     - disagreements between us and our partners may result in premature termination of these agreements; or

     - our partners may not obtain the regulatory approvals necessary to continue our collaborations in a timely manner.

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

WE MAY ENCOUNTER DIFFICULTIES IN MANAGING OUR GROWTH OR IN IMPROVING OUR CURRENT CONTROLS, SYSTEMS AND PROCEDURES, WHICH COULD HARM OUR BUSINESS OR CONTRIBUTE TO VOLATILITY AND A DECLINE IN OUR STOCK PRICE

     We have experienced growth that has strained our human resources, and we expect to experience more rapid growth as we bring our initial products to market. If our growth continues and we are unable to manage it effectively, our business will suffer, and our stock price could decline. The number of our employees increased from 14 at January 1, 2000, to 48 at September 30, 2000. During the twelve months ending September 30, 2001, we expect to add approximately 110 employees.

     Our current operational, financial and management controls, reporting systems and procedures will not be adequate to support our future growth or our status as a public company. We must continue to expend funds to improve our systems and to attract and retain sufficient numbers of talented employees. Further, we plan to implement a new accounting system that may result in disruptions to our financial reporting during the initial implementation and require adjustments as we grow. If we are unable to successfully implement improvements to our management information and control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, our management may receive inadequate information to manage our day-to-day operations or make timely public filings with the Securities and Exchange Commission, or SEC, our business may suffer and the price of our stock may decline.

THE LOSS OF A KEY CUSTOMER COULD SUBSTANTIALLY REDUCE OUR REVENUES AND BE PERCEIVED AS A LOSS OF MOMENTUM IN OUR BUSINESS, WHICH WOULD HARM OUR BUSINESS AND THE PRICE OF OUR COMMON STOCK

     Our target customers will be concentrated in a small number of pharmaceutical and biotechnology companies and academic research centers. We expect that a small number of customers will account for a substantial portion of our revenues, if any, for the foreseeable future. If we secure a major customer and then lose it, our revenues may be substantially reduced and investors may perceive this as a loss of momentum in our business. Moreover, if consolidation in the pharmaceutical and biotechnology industries continues, our potential customer base could decrease, reducing aggregate sales and shrinking our target market.

BECAUSE OUR PRODUCTS INVOLVE USE OF THE INTERNET AND INVOLVE TRANSMISSION OF CUSTOMER DATA AND RESULTS OVER THE INTERNET, UNLESS POTENTIAL CUSTOMERS PURCHASE OR LICENSE SOME OF OUR EQUIPMENT, SECURITY RISKS IN ELECTRONIC COMMERCE AND DATA TRANSMISSION MAY DETER FUTURE USE OF OUR PRODUCTS

     Unless our potential customers obtain some of our equipment for use in their own facilities, our technology requires them to use the Internet to access our integrated design, customization, analytical and test reporting system. Furthermore, data from experiments that a potential customer conducts with our products will be transmitted from its site, through the Internet to our facility and then back to the customer. A fundamental requirement to conduct business over the Internet is the secure transmission of confidential information over public networks and the willingness of customers to transmit that information over these networks. We could become liable for monetary damages as a result of our mishandling of a customer's confidential data which could materially harm our business reputation and financial condition. Furthermore, any mishandling of customer data could result in the termination of any customer agreements into which we may enter. Technological advances may aid in a compromise or breach of the security measures we use to protect our database. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, and these efforts may not be successful. In addition, potential customers may be unwilling to transmit confidential information using the Internet, particularly if there is a well-publicized compromise of our security or other companies' security.

BECAUSE OUR PRODUCTS INVOLVE TRANSMISSION OF CUSTOMER DATA AND RESULTS OVER THE INTERNET, THE ADOPTION AND MODIFICATION OF GOVERNMENT REGULATIONS CONCERNING THE INTERNET, INCLUDING REGULATIONS COVERING DATA PRIVACY AND CONTENT, COULD DISCOURAGE USE OF OUR PRODUCTS AND HARM OUR BUSINESS

     We will be subject to government regulation concerning Internet usage and electronic commerce. We expect that state, federal and foreign agencies will adopt and modify regulations covering issues such as user and data privacy, taxation of products provided over the Internet, the use and export of cryptographic technology and content and quality of products.

     It is possible that Internet related legislation could expose us to liability or require permits or other authorizations, which could limit our business and cause us to incur compliance costs. If enacted, these laws, rules or regulations could limit the market for, or make it more difficult to offer, our products. In addition, the taxation of commerce activities in connection with the Internet has not been established. Proposals have been made at all levels of government that would impose additional taxes on the sale of products over the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and could subject our business activities to taxation. Moreover, if any state or country were to assert successfully that we should collect sales or other taxes on the exchange of products over the Internet, our costs would increase and our customers may refuse to continue to use our products as currently contemplated, which could harm our business prospects.

SYSTEM FAILURES, COMPUTER VIRUSES OR TELECOMMUNICATION NETWORK FAILURES WOULD LIMIT OUR ABILITY TO MAKE OUR PRODUCTS AVAILABLE AND COULD HARM OUR BUSINESS

     As our product order and test data transmission systems are being designed to operate over the Internet, any damage or failure of our servers or the equipment of third party telecommunication network providers could adversely impact our business. Our operations will depend on our ability to protect our computer equipment and the information stored there against events such as damage by fire, power loss, failures of third party service providers, computer viruses and unauthorized intrusion. If we or third parties upon which we depend should experience system failures or our or their equipment should not function properly, we will be unable to provide our products and services promptly and our reputation, business and financial condition could be harmed.

IF THE MARKET FOR ANALYSIS OF GENOMIC INFORMATION DOES NOT DEVELOP OR IF GENOMIC INFORMATION IS NOT AVAILABLE TO OUR POTENTIAL CUSTOMERS, OUR BUSINESS WILL NOT SUCCEED

     We are designing our technology primarily for applications in the biotechnology, pharmaceutical and academic communities. The usefulness of our technology depends in part upon the availability of genomic data. We are initially focusing on markets for analysis of genetic variation and function, namely SNP genotyping and gene expression profiling. These markets are new and emerging, and they may not develop as we anticipate, or at all. Also, researchers may not seek or be able to convert raw genomic data into medically valuable information through the analysis of genetic variation and function. None of the limited number of drugs developed to date using genomic-based research has reached the commercial market. We cannot assume that genomic-based drug development efforts will ultimately be successful. Additionally, some genomic data, including sequences of DNA and RNA, may not be available to us and our customers because it is patented and contained on private databases. However, this genomic data may be accessible in conjunction with our competitors' analytical products. If genomic data is not available for use by our customers or if our target markets do not emerge in a timely manner, or at all, demand for our products will not develop as we expect, and we may never become profitable.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL WITH THE REQUIRED EXPERTISE, OUR BUSINESS MAY SUFFER

     We are highly dependent on our management and scientific personnel. However, not all of our key employees are bound by employment agreements. Furthermore, we do not carry key man life insurance on most of our key personnel, and therefore may not have adequate funds to find acceptable replacements for

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

them. The loss of the services of any of our key personnel could adversely impact our ability to achieve our business objectives.

     We will need to hire additional qualified personnel with expertise in molecular biology, chemistry, manufacturing, engineering, computer science and biological information processing. We compete for qualified management and scientific personnel with other biotechnology companies, universities and research institutions, particularly those focusing on genomics. Competition for these individuals is intense and the turnover rate can be high. Failure to attract and retain management and scientific personnel would require us to incur additional costs to hire consultants or prevent us from developing our products or technologies and could impair the growth of our business.

THE EXPANSION OF OUR PRODUCT LINES MAY SUBJECT US TO REGULATION BY THE UNITED STATES FOOD AND DRUG ADMINISTRATION AND FOREIGN REGULATORY AUTHORITIES, WHICH COULD PREVENT OR DELAY OUR INTRODUCTION OF NEW PRODUCTS

     If we manufacture, market and sell our products for any clinical or diagnostic applications, our products will be subject to extensive government regulation as medical devices in the United States by the Food and Drug Administration, or FDA, and in other countries by corresponding foreign regulatory authorities. The process of obtaining and maintaining required regulatory clearances and approvals is lengthy, expensive and uncertain. We believe that our success will depend upon commercial sales of improved versions of our products, certain of which cannot be marketed in the United States and other regulated markets unless and until we obtain clearance or approval from the FDA and its foreign counterparts, as the case may be. There can be no assurance that these approvals will be received on a timely basis, or at all, and delays or failures in receiving these approvals may limit our ability to benefit from new products.

ETHICAL, SOCIAL AND LEGAL ISSUES CONCERNING GENOMIC RESEARCH AND TESTING MAY RESULT IN REGULATIONS RESTRICTING THE USE OF OUR TECHNOLOGY OR REDUCE THE DEMAND FOR OUR PRODUCTS

     Ethical, social and legal concerns about genomic testing and genomic research could result in regulations restricting our or our customers' activities. For example, the potential availability of testing for genetic predispositions has raised issues regarding the use and confidentiality of information obtained from this testing. Some states in the United States have enacted legislation restricting the use of information derived from genomic testing, and the United States Congress and some foreign governments are considering similar legislation. Restrictions on our or our customers' use of our technology or products could result in a reduction of sales, if any, and harm our financial results.

BECAUSE ALL OF OUR RESEARCH AND MANUFACTURING WILL BE CONDUCTED AT A SINGLE FACILITY, CIRCUMSTANCES BEYOND OUR CONTROL MAY RESULT IN INTERRUPTIONS, WHICH COULD CAUSE OUR BUSINESS TO BE HARMED

     We intend to conduct all of our research and development, manufacturing and management activities at a single facility. The facility is located in a seismically active area. A disaster such as a fire or flood, earthquake, volcanic eruption or severe storm at this facility could prevent us from manufacturing and selling our products until our facilities are repaired or replaced, which would cause us to incur substantial expense and harm to our financial condition.

IF WE OR OUR CUSTOMERS BRING MEDICAL PRODUCTS TO MARKET UTILIZING OUR TECHNOLOGY, WE OR OUR CUSTOMERS MAY BE UNABLE TO EFFECTIVELY PRICE THOSE PRODUCTS OR OBTAIN ADEQUATE REIMBURSEMENT FOR SALES OF THOSE PRODUCTS, WHICH WOULD PREVENT OUR PRODUCTS FROM BECOMING PROFITABLE

     If we succeed in bringing our proposed products to market, we cannot assure you that these products will be considered cost-effective and that reimbursement to our potential customers will be available or sufficient to allow us to sell our products on a competitive basis. Whether or not we bring medical products to market, we expect the principal markets for our core products to be customers utilizing them to develop medical products. In both the United States and elsewhere, sales of medical products are

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

dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products. Our business and financial condition will be affected, indirectly and potentially directly, by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. The implementation of legislative or regulatory controls on pricing or increased pressure on pricing pharmaceutical products could reduce our revenues and harm our business.

IF WE ENGAGE IN ANY ACQUISITION, WE WILL INCUR A VARIETY OF COSTS, AND MAY NEVER REALIZE THE ANTICIPATED BENEFITS OF THE ACQUISITION

     If appropriate opportunities become available, we may attempt to acquire businesses, technologies, services or products that we believe are a strategic fit with our business. We have no experience in making acquisitions. If we do undertake any acquisition, the process of integrating an acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could reduce your ownership in us and could require us to incur debt, expose us to future liabilities and result in the amortization of expenses related to goodwill and other intangible assets. Our failure to successfully integrate any acquisition we make could materially harm our business and financial results.

AS OUR OPERATIONS EXPAND, OUR COSTS TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS WILL INCREASE, AND FAILURE TO COMPLY WITH THESE LAWS AND REGULATIONS COULD EXPOSE US TO SUBSTANTIAL LIABILITIES

     Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result we are subject to environmental and health and safety laws and regulations. As we expand our operations, our use of hazardous substances will increase and lead to additional and more stringent requirements. The cost to comply with these and any future environmental and health and safety regulations could be substantial. In addition, our failure to comply with laws and regulations, and any releases of hazardous substances by us into the environment, or at disposal sites used by us, could expose us to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of our operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, AND IF ADDITIONAL CAPITAL IS NOT AVAILABLE ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS

     Our future capital requirements will be substantial and will depend on many factors including the speed with which we commercialize our products, the progress and scope of our collaborative and independent research and development projects, the filing, prosecution, enforcement and defense of patent claims and the need to obtain regulatory approval for certain products in the United States or elsewhere. Changes may occur that would require our available capital resources to be consumed significantly sooner than we expect.

     We expect that the net proceeds from this offering, combined with our current cash and cash equivalents, investments and funding from grants, will be sufficient to fund our anticipated operating needs at least through the end of 2002. If we have significantly misjudged this estimate or if our capital resources are insufficient to meet future capital requirements, we may have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies. For example, this could occur if we must incur substantial expenditures in defending or enforcing our intellectual property rights, which we have not anticipated in our funding estimates. We may be unable to raise sufficient additional capital on favorable terms or at all. If we fail to do so, we may have to curtail or cease operations or enter into agreements requiring us to relinquish rights to certain technologies, products or markets because we will not have the capital necessary to exploit them.
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

If additional funds are raised through the issuance of debt securities or preferred stock, these securities could have rights that are senior to the holders of common stock, and any debt securities could contain covenants that restrict our operations. In addition, if we raise funds by selling common stock or convertible securities, our existing stockholders could suffer dilution. If we are unable to raise necessary additional capital, we may be required to delay, reduce the scope of or eliminate one or more of our research and development programs.

                 RISKS RELATING TO OUR RELATIONSHIP WITH ACACIA

OUR MAJORITY STOCKHOLDER CAN EXERT CONTROL OVER US, AND MAY NOT MAKE DECISIONS THAT ARE IN THE BEST INTERESTS OF ALL STOCKHOLDERS

     Acacia currently owns approximately 58.3% of our outstanding common stock and has indicated that it intends to own a majority of our common stock indefinitely. As a result, Acacia will be able to control substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will exercise significant influence over many matters requiring director approval. Furthermore, as our restated certificate of incorporation does not prohibit stockholders from approving action by written consent without a meeting, Acacia can approve matters by written consent without providing notice or holding a stockholders' meeting. Moreover, at September 30, 2000, our officers and directors beneficially owned an additional approximately 15.4% of our common stock. This concentration of ownership may delay or prevent a change in control of us or discourage a potential acquiror from attempting to obtain control of us, even when a change may be in the best interests of our other stockholders. Conversely, this concentration of ownership may result in a change in control, even when a change in control may not be in the best interests of all stockholders. In addition, Acacia owns sufficient shares of our capital stock to approve unilaterally a merger or other transaction in which Acacia or a third party acquires all outstanding shares of our common stock. The interests of Acacia may not always coincide with our interests or the interests of our other stockholders. Accordingly, Acacia could cause us to enter into transactions or agreements that we would not otherwise consider or cause us to forego transactions or agreements that would be in the best interest of our other stockholders.

     Future decisions by Acacia as to the disposition of any or all of its ownership position in us could be influenced by the possible need of Acacia to maintain control of us in order for Acacia to avoid becoming a registered investment company. Registration as an investment company would subject Acacia to numerous regulatory requirements with which it might have difficulty complying. As a result, Acacia may be motivated to maintain at least a majority ownership position in us, even if our other stockholders might consider a sale of control of us to be in their best interests.

OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST BECAUSE SIX OF THEM ARE OFFICERS, DIRECTORS OR FOUNDERS OF ACACIA AND ONE OTHER IS CONSIDERED BY ACACIA TO BE ITS DESIGNEE ON OUR BOARD, AND THE PERCEPTION THAT THESE CONFLICTS EXIST MAY DEPRESS THE PRICE OF OUR COMMON STOCK

     Six of our directors are officers, directors or founders of Acacia. In addition, one other director is considered by Acacia to be its designee on our board. Acacia has the power to elect, and has elected, our entire board of directors in the past and will have the power to do so in the future. Our directors who are also directors or executive officers of Acacia will have obligations to both companies and may have conflicts of interest regarding matters potentially or actually involving or affecting us, such as acquisitions of intellectual property, product licenses and development agreements and other corporate opportunities that may be suitable for both us and Acacia. Our restated certificate of incorporation contains provisions designed to facilitate resolution of a number of these potential conflicts, but these provisions only restrict Acacia's ability to pursue opportunities in limited circumstances. These provisions cannot guarantee that any conflicts between us and Acacia will be resolved fairly or that any dealings between us and Acacia or its affiliates will be fair to us or on terms that are as favorable to us as could have been obtained from an unaffiliated third party. Additionally, no transactions between ourselves and Acacia occurring prior to this offering have been ratified or otherwise approved by our minority stockholders. As a result, our minority stockholders may object to these transactions in the future or institute stockholder lawsuits challenging the fairness of these transactions. These lawsuits would be costly and time consuming to defend and may result in significant damage awards for which we may be directly or indirectly liable, including because we have agreed to indemnify our directors and officers to the fullest extent permitted by Delaware law. The perception that conflicts of interest exist between Acacia and us may discourage investors from acquiring our stock or encourage investors to dispose of our stock and, as a result, may depress the market price of our stock. See "Relationships and Related Party Transactions -- Our Relationship with Acacia."

A NUMBER OF OUR DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF ACACIA STOCK AND OPTIONS AND THE PERCEPTION THAT THESE CONFLICTS EXIST MAY DEPRESS THE PRICE OF OUR COMMON STOCK

     Six of our directors and four of our executive officers who are not our directors beneficially own shares of Acacia stock equal to 12.0% of Acacia's outstanding shares. Their ownership of Acacia stock and options could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Acacia. Further, although our restated certificate of incorporation provides for the establishment of an independent committee to resolve these situations, it is possible that this committee could include members who own Acacia stock or options if their interest in Acacia is determined not to be material. The decision as to the materiality of a board member's interest in Acacia is made by the entire board. The perception that these conflicts exist may discourage investors from acquiring our stock or encourage investors to dispose of our stock and, as a result, depress the market price of our stock.

OUR CURRENT AND FUTURE AGREEMENTS WITH ACACIA FOR THE EXCLUSIVE EXPLOITATION OF OUR TECHNOLOGY WITHIN THE FIELDS OF TOXICOLOGY AND MATERIAL SCIENCE MAY NOT REFLECT THE BEST AVAILABLE TERMS BECAUSE THEY WERE NOT NEGOTIATED AT ARMS-LENGTH WITH AN INDEPENDENT THIRD PARTY

     We did not explore similar arrangements with third parties before we entered into agreements with Acacia for the exclusive exploitation of our biological array processor technology within the fields of toxicology and material science. As a result, our arrangements with Acacia may not have been secured on the best available terms because they were not negotiated at arms-length with an independent third party. Our agreements with Acacia contain exclusivity provisions that may prevent us from entering into agreements with third parties within the fields of toxicology and material science. Furthermore, we are not guaranteed any payments or return on our investments under these two agreements. Acacia has announced that it intends to develop applications of our technology in the areas of toxicology, drug recovery, pharmacogenomics, diagnostics, agriculture and material science. We may enter into similar agreements with Acacia covering the exploitation of other aspects of our biological array processor technology in these and other areas. The ultimate benefit from our existing and any future arrangements with Acacia may be less than we could have achieved by pursuing these activities ourselves or under similar types of arrangements negotiated with independent third parties. See "Relationships and Related Party Transactions -- Our Relationship with Acacia."

IF OUR MINORITY INVESTMENTS IN THE COMPANIES FORMED OR ACQUIRED BY ACACIA TO EXPLOIT OUR TECHNOLOGY, TOGETHER WITH OTHER INVESTMENTS, EVER REPRESENT MORE THAN 40% OF OUR TOTAL ASSETS, WE MAY BE REQUIRED TO REGISTER AS AN INVESTMENT COMPANY OR SELL OR OTHERWISE DISPOSE OF OUR INTERESTS IN THESE ENTITIES ON SHORT NOTICE AND ON UNFAVORABLE TERMS

     We have acquired a 33 1/3% minority interest in an affiliate of Acacia formed to exploit our technology within the area of material science. Under our technology exploitation agreement with Acacia regarding toxicology, we may acquire a minority equity interest in the Acacia affiliate that exploits our technology in that area. In the event that these and any future minority investments are successful and all of these minority interests, together with our other investments, represent more than 40% of our total assets, we may inadvertently become an investment company or be required to register as an investment company. If we inadvertently become an investment company, we might be subject to an SEC enforcement action, private stockholder litigation, the setting aside of agreements with affiliates and the voiding of our options and warrants. Registration as an investment company would subject us to many regulatory requirements that are not suitable for public operating companies. We might be required to, among other things, make changes in the composition of our board, refrain from entering into many transactions with affiliates and cease issuing warrants and options. In order to avoid registration, we may be required to dispose of one or more of our minority interests at times and under circumstances that would not permit us to maximize the proceeds of any sale or even realize the fair market value of any of our investments. In either event, our business and financial condition might be harmed.

UNDER OUR EMPLOYEE STOCK OPTION PLANS AND SEVERANCE PLANS, EMPLOYEE STOCK OPTIONS MAY VEST AND EXECUTIVE SEVERANCE BENEFITS MAY BECOME PAYABLE IF THERE IS A CHANGE OF CONTROL OF ACACIA OR IF ACACIA REDUCES ITS OWNERSHIP OF OUR STOCK, WHICH COULD RESULT IN DILUTION TO EXISTING STOCKHOLDERS AND HARM OUR FINANCIAL CONDITION AND RESULTS

     Under our 1998 Stock Option Plan, substantially all of the options issued under the plan vest immediately if Acacia reduces its ownership interest in us below 25%. Under our 2000 Stock Awards Plan, options issued under the plan will vest immediately upon a change of control, which includes a change of control of Acacia. Accelerated vesting of options could result in dilution to our existing stockholders and harm the market price of our common stock. In addition, under our severance plans, severance benefits payable to our executives if they are terminated in connection with a change of control would be payable if an executive is terminated as a result of a change of control of Acacia. Any payment of severance benefits could harm our financial condition and results. See "Management -- Benefit Plans."

                   RISKS RELATED TO OUR INTELLECTUAL PROPERTY

OUR BUSINESS IS DEPENDENT UPON ISSUED AND PENDING PATENTS, AND THE LOSS OF ANY PATENTS OR OUR FAILURE TO SECURE THE ISSUANCE OF PATENTS COVERING ELEMENTS OF OUR SYSTEM OR BUSINESS PROCESSES WOULD MATERIALLY HARM OUR BUSINESS AND FINANCIAL CONDITION

     Our success depends upon our ability to protect and exploit our intellectual property. We currently have one patent issued in the United States and more than 35 patent applications pending in the United Sates, Europe and elsewhere. The patent application process before the Unites States Patent and Trademark Office and other similar agencies in other countries is initially confidential in nature. However, patents that are filed outside the United States are published approximately eighteen months after filing. We cannot determine in a timely manner whether patent applications covering technology that competes with our technology have been filed in the United States or other foreign countries or which, if any, will ultimately issue or be granted as enforceable patents. Some of our patent applications may claim compositions, methods or uses that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in a proceeding before the United States Patent and Trademark Office or a foreign regulatory body or a court. If we are unsuccessful in these proceedings, we could be blocked from further developing, commercializing or selling products. Regardless of the ultimate outcome, this process is time-consuming and expensive.

ANY INABILITY TO ADEQUATELY PROTECT OUR PROPRIETARY TECHNOLOGIES COULD MATERIALLY HARM OUR COMPETITIVE POSITION AND FINANCIAL RESULTS

     If we do not protect our intellectual property adequately, competitors may be able to use our technologies and erode any competitive advantage that we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of rules and methods for defending intellectual property rights.

     The patent positions of companies developing tools for the biotechnology, pharmaceutical and academic communities, including our patent position, generally are uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our existing patent and any future issued or granted patents we obtain may not be sufficiently broad in scope to prevent others from practicing our technologies or from developing competing products. There also is risk that others may independently develop similar or alternative technologies or design around our patented technologies. In addition, others may oppose or invalidate our patents, or our patents may fail to provide us with any competitive advantage. Enforcing our intellectual property rights may be difficult, costly and time-consuming and ultimately may not be successful.

     We also rely upon trade secret protection for our confidential and proprietary information. While we have taken security measures to protect our proprietary information, these measures may not provide adequate protection for our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

ANY LITIGATION TO PROTECT OUR INTELLECTUAL PROPERTY OR ANY THIRD-PARTY CLAIMS OF INFRINGEMENT COULD DIVERT SUBSTANTIAL TIME AND MONEY FROM OUR BUSINESS AND COULD SHUT DOWN SOME OF OUR OPERATIONS

     Our commercial success depends in part on our non-infringement of the patents or proprietary rights of third parties. Many companies developing tools for the biotechnology and pharmaceutical industries use litigation aggressively as a strategy to protect and expand the scope of their intellectual property rights. Accordingly, third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may claim that use of our technologies infringes their current or future patents. We could incur substantial costs and the attention of our management and technical personnel could be diverted while defending ourselves against any of these claims. We may incur the same liabilities in enforcing our patents against others. We have not made any provision in our financial plans for potential intellectual property related litigation, and we may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources.

     If parties making infringement claims against us are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block our ability to further develop, commercialize and sell products, and could result in the award of substantial damages against us. If we are unsuccessful in protecting and expanding the scope of our intellectual property rights, our competitors may be able to develop, commercialize and sell products that compete with us using similar technologies or obtain patents that could effectively block our ability to further develop, commercialize and sell our products. In the event of a successful claim of infringement against us, we may be required to pay substantial damages and either discontinue those aspects of our business involving the technology upon which we infringed or obtain one or more licenses from third parties. While we may license additional technology in the future, we may not be able to obtain these licenses at a reasonable cost, or at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products, which may not be successful. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

IF WE ARE UNABLE TO CONTINUE TO USE THE TECHNOLOGY THAT WE LICENSE FROM THIRD PARTIES, OUR BUSINESS MAY BE HARMED

     We rely on licenses provided to us from our suppliers of reagents, who are in turn authorized and licensed as suppliers by the patent holders. We do not own the patents that underlie these licenses, and we will not control the prosecution, filing or enforcement of these patents. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our licensors abiding by the terms of those licenses and not terminating them. While we may license additional technology in the future, we cannot be sure of the terms under which we may license this technology, and the scope of our rights under these and other licenses may be disputed by our licensors or third parties.

IF A CUSTOMER ASKS US TO INCORPORATE PROPRIETARY GENETIC SEQUENCES ON OUR BIOLOGICAL ARRAY PROCESSORS THAT OUR CUSTOMER IS NOT LICENSED TO USE, WE MAY BE REQUIRED TO EXPEND SUBSTANTIAL FUNDS DEFENDING OURSELVES OR TO PAY SUBSTANTIAL DAMAGES

     Since some genetic sequences are patented and contained on proprietary databases, we intend to secure indemnification from our customers for the misuse of unlicensed proprietary data in preparing our biological array processors. This indemnity will not protect us from being joined or held liable in any litigation involving a claim for misappropriation of unlicensed data and will not protect us against awards of substantial damages if our customer is unwilling or unable to honor its indemnity. In such an event, we would be required to devote substantial time to defending the litigation and might be required to expend substantial funds defending ourselves or in the satisfaction of damage awards if our customer refuses or is unable to honor its indemnity obligations.

                      RISKS ASSOCIATED WITH THIS OFFERING

MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING AND MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A RETURN

     Management will have broad discretion over the use of proceeds from this offering. You may not agree with management's decisions, and our use of the proceeds may not yield any return on your investment in us. You will not have the opportunity, as part of your investment in our common stock, to assess whether the net proceeds of this offering will be used appropriately. The failure of our management to apply the net proceeds of this offering effectively could harm our business and financial condition.

WE MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE

     The following are among the factors that could cause our operating results to fluctuate significantly from period to period:

     - changes in the demand for, and pricing of, our products;

     - the timing of payments under the terms of any customer or license agreements into which we may enter;

     - our unpredictable revenue sources, as described below;

     - the nature, pricing and timing of our and our competitors' products;

     - costs related to acquisitions, alliances, licenses and other efforts to expand our operations;

     - changes in our and our competitors' research and development budgets;

     - any interruptions or quality control problems with the supply of our components or raw materials or in our manufacturing and delivery processes;

     - expenses related to, and our ability to comply with, governmental regulations of our products and processes; and

     - expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

     We anticipate significant fixed expenses due in part to our need to continue to invest in product development. We may be unable to adjust our expenditures if revenues in a particular period fail to meet our expectations, which would harm our operating results for that period.

     As a result of these fluctuations, we believe that period-to-period comparisons of our financial results will not necessarily be meaningful, and you should not rely on these comparisons as an indication of our future performance.

OUR REVENUES WILL BE UNPREDICTABLE, AND THIS MAY HARM OUR FINANCIAL CONDITION

     The amount and timing of revenues that we may realize from our business will be unpredictable because:

     - whether any products are commercialized and generate revenues depends, in part, on the efforts and timing of our potential customers;

     - to date, we have not entered into any customer agreements for our technology other than with our majority stockholder;

     - our sales cycles may be lengthy; and

     - we cannot be sure as to the timing of receipt of payment for our products.

     As a result, our revenues may vary significantly from quarter to quarter, which could make our business difficult to manage and cause our quarterly results to be below market expectations. If this happens, the price of our common stock may decline significantly.

OUR STOCK PRICE COULD BE EXTREMELY VOLATILE AND YOU MAY BE ABLE TO RESELL YOUR SHARES ONLY AT PRICES BELOW THE INITIAL PUBLIC OFFERING PRICE

     Prior to this offering, there has been no public market for shares of our common stock. An active trading market may not develop or be sustained following completion of this offering. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters. This price may bear no relationship to the price at which our common stock will trade upon completion of this offering. The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly biotechnology companies, have been highly volatile. You may not be able to resell your shares at or above the initial public offering price.

     We believe that various factors may cause the market price of our common stock to fluctuate, perhaps substantially, including, among others, announcements of:

     - our or our competitors' technological innovations;

     - the timing of new product introductions by us or our competitors;

     - developments or disputes concerning patents or proprietary rights;

     - supply, manufacturing or distribution disruptions or other similar problems;

     - public concern as to the safety of genomic research and gene based products;

     - proposed laws regulating participants in the biotechnology industry;

     - developments in relationships with collaborative partners or customers;

     - business plans or developments by Acacia;

     - our failure to meet or exceed securities analysts' expectations of our financial results; or

     - a change in financial estimates or securities analysts' recommendations.

     In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could materially harm our business and financial results.

THE FUTURE SALE OF COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

     Immediately after the closing of this offering, we will have outstanding
          shares of common stock. This includes          shares that we are
selling in this offering, which may be resold immediately in the public market. Substantially all of the remaining 18,433,503 shares will become eligible for resale in the public market 180 days after the date of the final prospectus pursuant to agreements our stockholders have with us and the underwriters, with the remaining being available for resale in the public market at any time. However, Salomon Smith Barney Inc. can waive this restriction and allow these stockholders to sell their shares at any time. Of these shares, approximately 17,000,000 will be subject to volume limitations under the federal securities laws.

     In order to avoid becoming a registered investment company, Acacia may be more likely to sell all or substantially all of its shares of our common stock if Acacia ever owns or plans to own less than a majority of our common stock.

WE HAVE VARIOUS MECHANISMS IN PLACE THAT YOU AS A STOCKHOLDER MAY NOT CONSIDER FAVORABLE, WHICH MAY DISCOURAGE TAKEOVER ATTEMPTS

     Following this offering, certain provisions of our restated certificate of incorporation and amended and restated bylaws, as well as Section 203 of the General Corporation Law of the State of Delaware, or Delaware Law, may discourage, delay or prevent a change in control of our company, even if the change of control would be beneficial to stockholders. These provisions include:

     - authorization of the issuance of blank check preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

     - the establishment of a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors and which may only be amended with the approval of the holders of 80% of our outstanding shares of common stock;

     - the absence of a provision permitting cumulative voting in the election of directors, which will allow a majority of stockholders to control the election of all directors;

     - the inability of any stockholder other than Acacia to call a special meeting of stockholders;

     - the ability of our board of directors to adapt, alter, amend or repeal our amended and restated bylaws;

     - a prohibition on our stockholders removing directors other than for cause;

     - the ability of Acacia to approve matters requiring stockholder approval pursuant to a written consent without prior notice or a vote of all stockholders;

     - limitations on who may call special meetings of stockholders; and

     - establishment of advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - continued advances in genomics;

     - emerging markets in functional genetic analysis, namely SNP genotyping, gene expression profiling and proteomics, and the future growth of these markets;

     - the potential to derive medically valuable information from raw genomic data and the further potential to use this information to discover and develop drugs and therapies;

     - the capabilities, development and marketing of our products;

     - the benefits of our technology and methods;

     - the requirements of pharmaceutical and biotechnology companies and academic researchers;

     - our future revenues, expenses, and profitability;

     - our estimates regarding the use of proceeds from this offering, our capital requirements and our needs for additional financing;

     - availability and sources of raw materials and components;

     - plans for future products and for enhancements of products currently under development;

     - our patent applications, licensed technology, proposed patents and trade secrets;

     - the intentions of Acacia regarding its majority ownership position in us;

     - our ability to enter into future partnerships and collaborations or make acquisitions; and

     - sources of revenues and anticipated revenues, including possible contributions from customers, license agreements and other collaborative efforts for the development and commercialization of products.

     This prospectus contains statistical data regarding the biotechnology and pharmaceutical industries that we obtained from public sources. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," "intends" and other similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS

     We expect that we will receive net proceeds of approximately $     million
from the sale of the          shares of common stock we are offering, based on
the assumed initial public offering price of $     per share and after deducting
underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we will receive net
proceeds of approximately $          million. We intend to use the net proceeds
of this offering:

     - to commercialize our products relating to SNP genotyping, gene expression profiling and proteomics;

     - to expand our manufacturing capabilities;

     - to grow our sales and marketing organization;

     - to expand product and technology development;

     - to invest in intellectual property protection; and

     - for working capital and general corporate purposes.

     In addition, we also may use a portion of the net proceeds of this offering for the acquisition of complementary businesses, products or technologies. While we evaluate these types of opportunities from time to time, there are currently no agreements or negotiations with respect to any specific transaction.

     We have not yet determined all of our expected expenditures. Accordingly, we will have significant flexibility in applying the net proceeds of this offering. We may also invest the net proceeds of this offering on an interim basis in short-term, investment grade, interest bearing securities or guaranteed obligations of the United States government.

                         OUR POLICY REGARDING DIVIDENDS

     We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

                                 CAPITALIZATION

     The following table describes our capitalization as of September 30, 2000:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the sale of common stock
       offered by us at an assumed initial public offering price of $     per
       share, after deducting underwriting discounts and estimated offering expenses.

     You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

                                                                  SEPTEMBER 30, 2000
                                                              ---------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              ----------    -------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value; 10,000,000 shares
     authorized, actual and as adjusted; none issued and
     outstanding, actual and as adjusted....................   $     --        $     --
  Common stock, $0.001 par value; 50,000,000 shares
     authorized, actual and as adjusted; 18,433,503 shares
     issued and outstanding, actual;           shares issued
     and outstanding, as adjusted...........................         18
  Additional paid-in capital................................     85,349
  Deferred compensation.....................................    (22,556)
  Deficit accumulated during the development stage..........    (12,790)              ()
                                                               --------        --------
     Total stockholders' equity.............................   $ 50,021        $
                                                               ========        ========

     In November 2000 we increased the number of our authorized shares of common stock and preferred stock to 50,000,000 shares and 300,000,000 shares, respectively.

     The actual and as adjusted information set forth in the table excludes:

     - shares of common stock issuable upon the exercise of the underwriters' over-allotment option;

     - 3,520,221 shares of common stock issuable upon the exercise of options outstanding at September 30, 2000, at a weighted average exercise price of $4.76 per share;

     - 176,550 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2000, at a weighted average exercise price of $2.54 per share;

     - 495,000 shares and 89,500 shares of common stock issuable upon the exercise of options granted between October 1, 2000 and November 16, 2000 at exercise prices of $9.00 per share and $18.00 per share, respectively; and

     - 1,360,529 unissued shares of common stock available for future awards under our 2000 Stock Awards Plan.

                                    DILUTION

     Our actual net tangible book value as of September 30, 2000 was approximately $50 million, or $2.71 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock then outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the
sale of the           shares of common stock offered by us at an assumed initial
public offering price of $     per share, and after deducting the underwriting
discounts and estimated offering expenses payable by us, our net tangible book
value as of September 30, 2000 would have been approximately $          million,
or $ per share of common stock. This represents an immediate increase in net tangible book value of $ per share to existing stockholders and an immediate
and substantial dilution of $     per share to new investors purchasing common
stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............           $
  Net tangible book value per share before this offering....  $2.71
  Increase in net tangible book value per share attributable to new investors.......................................
                                                              -----
Net tangible book value per share after this offering.......
                                                                       -----
Dilution per share to new investors.........................           $
                                                                       =====

     The following table summarizes, as of September 30, 2000, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and offering expenses payable by us:

                               SHARES PURCHASED       TOTAL CASH CONSIDERATION
                             ---------------------    ------------------------    AVERAGE PRICE
                               NUMBER      PERCENT       AMOUNT       PERCENT       PER SHARE
                             ----------    -------    ------------    --------    -------------
Existing stockholders......  18,433,503         %     $61,046,029          %          $3.31
New investors..............                     %                          %
                             ----------      ---      -----------
          Total............                  100%     $                 100%
                             ==========      ===      ===========       ===

     The tables and calculations above assume no exercise of the underwriters'
over-allotment option to purchase up to an additional           shares of common
stock. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced
to   % of the total number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors will be
increased to                , or   % of the total number of shares of common
stock outstanding after this offering.

     The information also assumes no exercise of any outstanding stock options or warrants. As of September 30, 2000, there were 3,520,221 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $4.76 per share and 176,550 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price of $2.54 per share. Between October 1, 2000, and November 16, 2000, we issued options to purchase 495,000 shares and 89,500 shares of our common stock at exercise prices of $9.00 per share and $18.00 per share, respectively. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for each of the three years in the period ended December 31, 1999, and for the nine months ended September 30, 2000, and the balance sheet data at December 31, 1998 and 1999, and at September 30, 2000, are derived from the audited financial statements included in this prospectus.

     The selected results of operations data for the year ended December 31, 1996 and the selected balance sheet data at December 31, 1996 and 1997 are derived from unaudited financial statements that in our opinion, include all adjustments necessary for a fair presentation of that data. The selected financial data for the nine months ended September 30, 1999, are derived from our unaudited financial statements that are included elsewhere in this prospectus. These unaudited financial statements include, in our opinion, all adjustments, consisting of only normal recurring adjustments that are necessary for a fair presentation of our results of operations for that period. The diluted net loss per share computations exclude potential shares of common stock (options and warrants to purchase common stock) since their effect would be anti-dilutive. See the notes to our financial statements for a detailed explanation of the determination of the shares used to compute basic and diluted net loss per share. Our historical results are not necessarily indicative of results to be expected for future periods.

                                                                                                           NINE MONTHS ENDED
                                                                   YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                         ---------------------------------------------   ----------------------
                                                           1996        1997        1998        1999        1999         2000
                                                         ---------   ---------   ---------   ---------   ---------   ----------
                                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...............................................  $      --   $      --   $      --   $     143   $      20   $       17
Operating expenses:
  Research and development.............................        440         627       1,494       2,334       1,654        3,839
  Marketing, general and administrative................         --           5          10          71          41        1,951
  Amortization of deferred stock compensation..........         --         121          53          36          16        2,282
  Depreciation and amortization........................         34          20          35          52          37          147
                                                         ---------   ---------   ---------   ---------   ---------   ----------
    Total operating expenses...........................        474         773       1,592       2,493       1,748        8,219
                                                         ---------   ---------   ---------   ---------   ---------   ----------
Loss from operations...................................       (474)       (773)     (1,592)     (2,350)     (1,728)      (8,202)
Interest income........................................         10           9          83          43          21          845
Interest expense.......................................         --          (1)       (174)       (213)       (164)          --
                                                         ---------   ---------   ---------   ---------   ---------   ----------
Net loss...............................................  $    (464)  $    (765)  $  (1,683)  $  (2,520)  $  (1,871)  $   (7,357)
                                                         =========   =========   =========   =========   =========   ==========
Net loss per share, basic and diluted..................  $   (0.09)  $   (0.10)  $   (0.21)  $   (0.29)  $   (0.22)  $    (0.52)
                                                         =========   =========   =========   =========   =========   ==========
Shares used in computing net loss per share, basic and
  diluted..............................................  5,274,303   7,758,174   7,934,970   8,763,749   8,317,846   14,170,633

     During the years ended December 31, 1997, 1998 and 1999 and for the nine months ended September 30, 1999 and 2000, amortization of deferred compensation in the amounts of approximately $121,000, $53,000, $34,000, $15,000 and
$1,153,000, respectively, relate to research and development activities and approximately $0, $0, $2,000, $1,000 and $1,129,000, respectively, relate to marketing, general and administrative activities.

                                                                        DECEMBER 31,
                                                      ------------------------------------------------    SEPTEMBER 30,
                                                         1996           1997         1998       1999          2000
                                                      -----------    -----------    -------    -------    -------------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........................     $ 116         $   128      $ 3,072    $ 1,459      $  8,701
Short-term investments..............................        --              --           --         --        40,863
Working capital.....................................       108             121         (221)     1,314        49,047
Total assets........................................       208             151        3,401      1,726        51,225
Notes payable.......................................        --              --        1,222         --            --
Accumulated deficit.................................      (465)         (1,230)      (2,913)    (5,433)      (12,790)
Total stockholders' equity..........................       195             237       (1,137)     1,547        50,021

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW

     We are developing a technology that integrates a semiconductor, proprietary software and chemistry and the Internet into a system for use by pharmaceutical and biotechnology companies and academic researchers in identifying and determining the roles of genes, gene mutations and proteins. Our biological array processor is a semiconductor coated with a three-dimensional layer of porous material in which DNA, RNA, peptides or small molecules can be synthesized or immobilized in discrete test sites. From our inception on October 4, 1995 through September 30, 2000, our operating activities were primarily devoted to research and development of technologies for our biological array processor system, including the development of our system, acquiring assets, recruiting personnel, business development and raising capital. As of September 30, 2000, we have generated revenues solely from government contracts and grants from the Department of Defense and Department of Energy. We expect to begin offering our first products for commercial sale by the end of 2001 by marketing our biological array processor systems to pharmaceutical and biotechnology companies and academic researchers for use in SNP genotyping. We further expect to begin offering our gene expression product for commercial sale by the end of 2002.

     Since inception, we have recognized no revenue from product sales, and we have incurred net losses since our inception. During the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000, we had net losses of approximately $765,000, $1.7 million, $2.5 million, and $7.4 million, respectively. At September 30, 2000, our accumulated deficit was approximately $12.8 million. Our losses have resulted principally from costs incurred in research and development and from marketing, general and administrative costs associated with our operations. Operating expenses increased to $8.2 million for the first nine months of 2000, from $2.5 million for the full year 1999, $1.6 million for 1998 and $773,000 for 1997. We expect to continue to have increasing net losses and negative cash flow for the foreseeable future because of a significant increase in research and development and marketing, general and administrative expenses as we develop and expand our manufacturing capabilities and commercialize our products.

     To date, our revenue has been derived solely from government grants and contracts. In June 1999 we were awarded a $70,000 Phase I contract from the Department of Defense to use our biological array processor technology in connection with the development of detection devices for chemical and biological warfare agents. We recognized $20,000 of this contract in the third quarter of 1999 and $40,000 in the fourth quarter of 1999. We do not expect to recognize any additional revenue under this contract. We were also awarded a $100,000 Department of Energy grant in September 1999, which was completed in March 2000. We recognized $83,000 in the fourth quarter of 1999 and $17,000 the first quarter of 2000 under this contract. In July 2000 we were awarded a $730,000 Phase II two-year contract by the Department of Defense to continue our research for that department. We have not yet recognized any revenue from this contract. Under the terms of this contract, we expect to recognize $91,250 in revenue per quarter for the next eight quarters beginning in the fourth quarter of 2000. Revenue is not recognized under governmental grants and contracts until payment is received. We expect to pursue additional grants and contracts from the government.

     Our principal source of revenue for the next several years is expected to be proceeds from the sale of products to pharmaceutical and biotechnology companies and academic institutions. In the near term, the initial applications of our products will be primarily SNP genotyping and gene expression profiling. In the longer term, we foresee an expansion into proteomics. We also expect to generate a portion of our revenue from royalties, licenses and joint venture investments similar to our recently announced agreements with our majority stockholder, Acacia, within the areas of toxicology and material sciences.

     Research and development expenses have been our largest expense to date and consist of costs to develop our semiconductor-based, biological array processor system. We expect research and development expenses to increase significantly in the future to support the expansion of our research and development activities. We will be hiring additional people and investing extensively in upgraded laboratory facilities.

     Marketing, general and administrative expenses consist primarily of salaries and related expenses for executive, financial and other administrative personnel, professional and other corporate expenses including non-cash expenses allocated to us in connection with Acacia providing administrative services in 1997, 1998 and 1999 and cash expenses in connection with Acacia providing administrative services in 2000. We expect marketing, general and administrative expenses to increase in the future to support the expansion of our general business activities and to accommodate new demands associated with operating as a public company. This will entail the hiring of additional people as well as significant investment in a new management information system. We will also be investing heavily in marketing and sales resources.

     Deferred stock compensation expense represents the amortization of the vested portions of stock options granted to employees and other individuals at exercise prices that, for accounting purposes, are deemed to be less than the fair market value of the common stock on the date of the grant.

     We have granted stock options to employees and consultants at prices subsequently deemed to be below the fair value of the underlying stock on the date of grant. During the nine-month period ended September 30, 2000, we recorded aggregate deferred stock compensation of approximately $24.5 million, of which $1.9 million was expensed during the nine month period ended September 30, 2000. While this expense has increased our net loss, it has had no impact on our cash flows. The remaining $22.6 million as of September 30, 2000 will be expensed in future periods generally over a four-year vesting period with approximately $3.9 million to be expensed in the fourth quarter of 2000, $3.3 million, $3.2 million, $3.0 million and $1.5 million, respectively, in each of the four quarters of 2001, $4.9 million in the full year 2002, $2.2 million in 2003 and $600,000 in 2004.

     Between October 1, 2000 and November 16, 2000, we granted options that will result in additional deferred compensation. Giving effect to these grants, we expect that our total future amortization of deferred stock compensation will be approximately $45.0 million, amortized as follows: $6.5 million for the fourth quarter of 2000, $6.3 million, $6.3 million, $6.1 million and $3.2 million for each of the fiscal quarters in 2001, respectively, and $10.2 million, $4.8 million and $1.6 million in 2002, 2003 and 2004, respectively, assuming no cancellations or additional stock option grants with exercise prices below deemed fair value of our common stock. However, we plan to continue to issue stock options to new employees prior to the closing of this offering. This may result in additional deferred stock compensation amortization during future periods.

     Depreciation and amortization expense relates to property, plant and equipment purchased to carry out our research and development activities. Our existing fixed assets have depreciable lives of between two and seven years. We expect that depreciation expense will increase steadily in the future as we purchase assets for use in the production of our products and as we build out our new manufacturing, laboratory and office facility in Mukilteo, Washington.

     Interest income consists of funds generated from the investment of excess cash balances in marketable securities. We foresee an increase in interest income in the next few years as we continue to invest our excess cash on a temporary basis.

     Interest expense reflects cash interest payments, the amortization of discount on notes, and the amortization of debt issuance costs on our $1.5 million principal amount of 6% unsecured subordinated notes due 2001, issued in March 1998. We have also received interest free advances from Acacia from time to time to help meet working capital needs, for which no interest expense has been recorded. We do not contemplate incurring any interest expense during the next few years.

     We have entered into a licensing, supply and capitalization agreement with Acacia pertaining to the use of our technology in the field of toxicology. This agreement provides for the sale of our biological array processors to a new subsidiary of Acacia to exploit potential toxicology markets. We may receive a 10% minority interest in Acacia's new subsidiary in addition to a $1.0 million, one-time licensing fee which would be accounted for by us as a capital contribution. We will sell our products at a substantial discount to the new subsidiary.

     We have also entered into a licensing and development agreement with Acacia to explore the exploitation of our technology within the field of material sciences. We have acquired a 33 1/3% interest in a new material science subsidiary of Acacia in exchange for a $1.0 million contribution. We will receive a royalty on all net sales by the new company if it is successful in this market.

     We had a federal tax net operating loss carryforward as of September 30, 2000 of approximately $10.1 million which will expire beginning 2010 if not utilized. Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards, we have not recorded any benefit from these losses, and a valuation allowance has been recorded for the entire amount of the net deferred asset. Utilization of net operating losses may be substantially limited due to the change in ownership provisions of the Internal Revenue Code of 1986. While this offering will not trigger a change in ownership for tax purposes, certain future sales of our stock could restrict our ability to utilize our net operating loss carryforwards. The annual limitation may result in the expiration of net operating losses before utilization.

     In view of our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as an indication of future performance.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

     Revenue

     Revenue decreased by $3,000, or 15%, from $20,000 for the first nine months of 1999 to $17,000 for the same period in 2000. The decrease was due to the decrease in revenue recognized in connection with the research contract from the Department of Defense and the research grant from the Department of Energy.

     Research and Development Expenses

     Research and development expenses increased by $2.1 million, from $1.7 million in the first nine months of 1999, to $3.8 million for the same period in 2000. The increase was primarily due to increased salaries, benefits, recruiting and relocation expenses totalling $1.2 million. The number of research and development personnel increased by 16, from 13 at September 30, 1999 to 29 at September 30, 2000. The increase also reflects increased usage of consultants, laboratory materials and supplies and facility costs totalling $920,000.

     Marketing, General and Administrative Expenses

     Marketing, general and administrative expenses increased from $41,000 for the first nine months of 1999 to $2.0 million for the same period in 2000. This increase was due primarily to the addition of four new people in marketing, seven in administration and seven new executives whose payroll and personnel expenses totalled $1.0 million. We also incurred a $490,000 increase in legal and other professional fees and a $285,000 increase in expenses for consulting and office supplies during the first three quarters of 2000. In addition, during the first seven months of 2000, Acacia invoiced us $133,000 for management fees and expenses incurred by it on our behalf. Our expense reimbursement arrangement with Acacia was terminated on August 1, 2000.

     Amortization of Deferred Stock Compensation

     Amortization of deferred stock compensation increased from $16,000 for the first nine months of 1999 to $2.3 million for the same period in 2000. This increase was due to the greater number of options granted at prices that resulted in deferred compensation.

     Depreciation and Amortization

     Depreciation and amortization increased by $110,000, from $37,000 for the first nine months of 1999 to $147,000 for the first nine months of 2000. This increase was due primarily to the significant increase in property, plant and equipment that was purchased to carry out our research and development activities as well as furniture and fixtures for our new laboratory space in our interim facility in Snoqualmie, Washington.

     Interest Income

     Interest income increased by $824,000, from $21,000 for the first nine months of 1999 to $845,000 for the same period in 2000. This increase was due to higher average balances of cash and cash equivalents and short-term investments in 2000 as compared to 1999. The difference in the level of cash balances was the result of the two private equity placements during 2000. In March 2000 we raised gross proceeds of $17.5 million by selling 3.5 million shares of common stock at $5 per share. In August 2000 we raised gross proceeds of $36.0 million by selling an additional 4.0 million shares of common stock at $9 per share.

     Interest Expense

     Interest expense decreased from $164,000 for the first nine months of 1999 to zero for the same period in 2000. This overall decrease resulted from a decrease in cash interest expense from $68,000 for the first nine months of 1999 to zero for the same period in 2000, a decrease in amortization of discount on our notes from $60,000 for the first nine months of 1999 to zero for the same period in 2000 and a decrease in amortization of debt issuance costs on our notes from $36,000 for the first nine months of 1999 to zero for the same period in 2000. All of these decreases were the result of the exchange of the entire $1.5 million principal amount of our notes for 725,000 shares of common stock in December 1999.

YEARS ENDED DECEMBER 31, 1998 AND 1999

     Revenue

     Revenue increased from zero in 1998 to $143,000 in 1999. This increase resulted from research contracts and grants from the Department of Defense and the Department of Energy. We recognized $60,000 from the first Department of Defense contract and $83,000 from the Department of Energy grant in 1999.

     Research and Development Expenses

     Research and development expenses increased by $840,000, or 53%, from $1.5 million in 1998 to $2.3 million in 1999. The increase was primarily due to increased salary, benefits and relocation expenses totalling $453,000. The increase also reflects an increased usage of laboratory materials and supplies and facility costs totalling $378,000. The number of research and development personnel remained the same at 13 for both December 31, 1998 and December 31, 1999. However, seven of the people employed at year-end 1998 joined us during the last half of that year.

     Marketing, General and Administrative Expenses

     Marketing, general and administrative expenses increased by $61,000, from $10,000 in 1998 to $71,000 in 1999 as a result of the hiring of our first administrative employee and additional allocated management expenses from Acacia.

     Amortization of Deferred Stock Compensation

     Amortization of deferred stock compensation decreased by $17,000, or 32%, from $53,000 in 1998 to $36,000 in 1999. This decrease was the result of using the FIN 28 method of accelerated amortization which increases the amortization expense in the earlier years of the four-year write-off period. No additional option grants were awarded in either 1998 or 1999 that resulted in deferred compensation.

     Depreciation and Amortization

     Depreciation and amortization increased by $17,000, or 49%, from $35,000 in 1998 to $52,000 in 1999. This increase was due primarily to the increase in property, plant and equipment that was purchased to carry out our research and development activities.

     Interest Income

     Interest income decreased by $40,000, or 48%, from $83,000 in 1998 to $43,000 in 1999. The decrease was due to lower average balances of cash and cash equivalents and short-term investments in 1999 as compared to 1998 due to our use of cash to fund our operations.

     Interest Expense

     Interest expense increased by $39,000, or 22%, from $174,000 in 1998 to $213,000 in 1999. Cash interest expense on our notes increased by $20,000, or 31%, from $65,000 in 1998 to $85,000 in 1999. Amortization of the discount on our notes increased by $12,000, or 18%, from $68,000 in 1998 to $80,000 in 1999.
Amortization of debt issuance costs increased by $7,000, or 17%, from $41,000 in 1998 to $48,000 in 1999. All of these increases were associated with our notes.

  YEARS ENDED DECEMBER 31, 1997 AND 1998

     Revenue

     We had no revenue in either 1997 or 1998.

     Research and Development Expenses

     Research and development expenses increased by $867,000, from $627,000 in 1997 to $1.5 million in 1998. The increase was primarily due to increased payroll and personnel expenses totalling $301,000 and lab materials and supplies totalling $478,000. The number of research and development personnel increased by seven from six at December 31, 1997 to 13 at December 31, 1998.

     Marketing, General and Administrative Expenses

     Marketing, general and administrative expenses increased by $5,000, from $5,000 in 1997 to $10,000 in 1998. These expenses represented allocations of management expenses from Acacia. These expenses reflect our proportional share of Acacia management's time that was attributed to the managing of our company during those years.

  Amortization of Deferred Stock Compensation

     Amortization of deferred stock compensation decreased by $68,000, or 56%, from $121,000 in 1997 to $53,000 in 1998. This decrease was the result of using the FIN 28 method of accelerated amortization which increases amortization expense in the earlier years of the four-year write-off period. No additional option grants were awarded in 1998 that resulted in deferred compensation.

     Depreciation and Amortization

     Depreciation increased by $15,000, or 75%, from $20,000 in 1997 to $35,000 in 1998. This increase was due to the increase in property, plant and equipment that was purchased to carry out our research and development activities.

     Interest Income

     Interest income increased by $74,000, from $9,000 in 1997 to $83,000 in 1998. The increase was due to higher average balances of cash and cash equivalents and short-term investments in 1998 compared to 1997. These higher balances were the result of the investment of the net proceeds from the sale of our notes in March 1998.

     Interest Expense

     Interest expense increased from $1,000 in 1997 to $174,000 in 1998. Cash interest expense increased from $1,000 in 1997 to $65,000 in 1998. Amortization of the discount on our notes increased from zero in 1997 to $68,000 in 1998. Amortization of debt issuance costs on our notes increased from zero in 1997 to $41,000 in 1998. All of these increases were associated with our notes.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through September 30, 2000, we have funded our operations with $58.7 million of private equity financing. We have also funded our operations with $1.5 million of private debt and $4.4 million of interest free advances from Acacia, none of which was outstanding as of September 30, 2000. All parent company advances were repaid with proceeds of private equity financings. All of our private debt was converted into 725,000 shares of our common stock. Therefore, no cash was used to discharge this debt. At December 31, 1999, cash and cash equivalents, and short-term investments totaled $1.5 million compared to $49.5 million at September 30, 2000. Our cash reserves are held in a variety of investment grade securities, including corporate bonds, commercial paper and money market accounts.

     Net cash used in operations during the first nine months of 1999 and 2000 was $1.6 million and $4.6 million, respectively. Net cash used in operations during the years 1997, 1998 and 1999 was $619,000, $1.4 million and $2.3 million, respectively. Our net losses for the years 1997, 1998 and 1999 and for the nine-month periods ended September 30, 1999 and 2000, were $765,000, $1.7 million, $2.5 million, $1.9 million and $7.4 million, respectively. The negative cash flow from these losses was partially offset by non-cash charges of $146,000, $207,000, $249,000, $174,000 and $2.4 million, respectively, related to amortization of deferred stock compensation, depreciation and amortization expense, imputed costs of Acacia management services, and amortization of discount on notes payable and debt issuance costs.

     Net cash used in investing activities, other than the changes in our short-term investments during the first nine months of 1999 and 2000 was $28,000 and $887,000 respectively. Net cash used in investing activities during the years 1997, 1998 and 1999 was $50,000, $87,000 and $88,000, respectively. All of these increases were due primarily to leasehold improvements and capital expenditures.

     Net cash provided by financing activities during the first nine months of 1999 and 2000 was $739,000 and $53.6 million, respectively. Net cash provided by financing activities during the years 1997, 1998 and 1999 was $681,000, $4.4 million and $792,000, respectively. Financing activities included the receipt of $3.8 million in net proceeds from the sale of common stock to investors in 1999 and $53.5 million in net proceeds from the sale of common stock to investors in 2000. A total of $3.0 million of the $3.8 million net proceeds from the 1999 sale of common stock was paid to Acacia to reduce our intercompany advances balance.

     In March 2000 we generated net proceeds of $17.5 million from the sale of
3.5 million shares of common stock at $5.00 per share in a private equity placement to a number of financial and strategic investors and to Acacia, our majority stockholder. In August 2000 we generated net proceeds of

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$36.0 million from the sale of 4.0 million shares of common stock at $9.00 per share in a private equity placement to a number of financial and strategic investors and to Acacia.

     In March 1998 we completed a private-placement of $1.5 million principal amount of notes and warrants to purchase 145,000 shares of our common stock, raising net proceeds of $1.5 million. The warrants are exercisable at $2.00 per share and expire on January 29, 2001. In December 1999 the notes were exchanged for 725,000 shares of our common stock at a price of $2.00 per share. We did not receive any cash as part of the note exchange. A total of $198,000 in unamortized discount on our notes was written off to equity as a result of the exchange of these notes for our common stock in December 1999. 130,000 warrants were outstanding at September 30, 2000.

     We expect to have negative cash flow from operations in the near term. We expect general and administrative expense to increase substantially as we move toward commercialization of our product offering and add additional employees. We expect to hire approximately 110 additional employees by the end of the third quarter of 2001. We have also undertaken a commitment of $65,000 per month for rent at our new headquarters facility. We also have committed to purchase $450,000 worth of semiconductor wafers during the last quarter of 2000 and the first quarter of 2001.

     Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing and supporting our products, and other factors. We expect to devote substantial capital resources to expand our research and development efforts, to expand our marketing and sales efforts to support our products, and for other general corporate activities. We expect capital expenditures to increase in the future as we build additional manufacturing infrastructure for our biological array processor systems. We also intend to spend approximately $2.0 million to remodel and furnish our newly leased headquarters facility in Mukilteo, Washington in 2001. We believe that our available funds, including the net proceeds from this offering, will be sufficient to fund our operations at least through the end of 2002. However, there may be changes that would consume our available resources significantly before this time. Our long-term capital requirements and the adequacy of our available funds will depend upon many factors, including:

     - our continued scientific progress in research and development programs;

     - the costs involved in filing, prosecuting, enforcing and defending patents claims, which have not been anticipated in our funding estimates;

     - our ability to sell our products;

     - competing technological developments;

     - the creation and formation of strategic partnerships;

     - the costs associated with renovating and furnishing our new headquarters in Mukilteo, Washington;

     - the cost of increasing the size of our manufacturing operations;

     - the costs of commercialization activities; and

     - other factors that may not be within our control.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133) "Accounting for Derivative Financial Instruments and for Hedging Activities," SFAS No. 133, which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000; however, we do not anticipate that it will have an impact on our results of operations or financial condition when adopted by us as we hold no derivative financial instruments and do not currently engage in hedging activities.

     In December 1999 the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB No. 101), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines

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the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The adoption of SAB No. 101 did not have a material effect on our financial position or results of operations; however, as we begin to generate sales of our products, SAB No. 101 may impact our recognition of revenue.

     In March 2000 the Financial Accounting standards Board issued Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of the Accounting Practice Board Opinion 25 (APB 25). This interpretation clarifies the definition of "employee" for purposes of applying APB 25, "Accounting for Stock Issued to Employees," the criteria for determining whether a plan qualifies as a noncompensatory plan, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. Our financial statements reflect the provisions of FIN No. 44.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term debt securities issued by United States corporations. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To minimize risk, we maintain our portfolio of cash, cash equivalents and short-term investments in a variety of investment-grade securities and with a variety of issuers, including corporate notes, commercial paper and money market funds. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

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                                    BUSINESS

OVERVIEW

     We are developing a technology to allow us to rapidly produce customizable biological array processors, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. We are designing our products principally to be responsive to the needs of pharmaceutical and biotechnology researchers to analyze raw genomic data in the discovery and development of pharmaceutical products. Our biological array processor is a semiconductor coated with a three-dimensional layer of porous material in which DNA, RNA, peptides or small molecules can be synthesized or immobilized within discrete test sites. We integrate a semiconductor, proprietary software and chemistry, and the Internet into a system that we believe will enable us to design, customize and ship biological array processors made to our potential customers' specifications, typically in less than a day. Our system should enable researchers to conduct rapid, iterative experiments to analyze the large amounts of genomic information generated by the Human Genome Project and other genomic research efforts. We believe that our customizable biological array processors will enable our potential customers to reduce the time and costs associated with the discovery and development of pharmaceutical products.

BACKGROUND

     The pharmaceutical and biotechnology industries are faced with increasing costs and substantial risks of failure in the drug discovery, development and commercialization process. The time required to successfully commercialize a new proprietary drug now averages 15 years, and the direct and indirect costs of the process average almost $500 million per drug. Less than 1% of all new chemical entities that are developed by pharmaceutical companies result in pharmaceutical products that are approved for patient use. The pharmaceutical and biotechnology industries are attempting to reduce their costs and risks of failure by turning to new technologies to help identify deficiencies in drug candidates as early as possible in the process so that drug discovery and development become more efficient and cost-effective. Additionally, with vast amounts of genomic data becoming available for use in the development of therapeutics and diagnostic tests, they are searching for ways to expedite their analysis of available genomic data so that they can be the first to bring new therapeutics and diagnostic tests to market.

DRUG DISCOVERY AND DEVELOPMENT

     The discovery and development of new drugs for a particular disease typically involve several steps. First, researchers identify a target for therapeutic intervention, such as a protein, that is either directly involved in the disease or lies in a biochemical pathway leading to the disease. The next step is to identify chemical compounds that interact with the target and modulate the target's activity in a manner that might help reverse, inhibit or prevent the disease. The most promising compounds to emerge from this process advance to the next stage, where synthetic derivatives of the compounds are generated and tested to determine a lead compound. The interactions of these lead compounds with the target and their activity in animal or cellular models of the disease are then tested to determine which compounds might be developed successfully into new drugs. The best new drug candidates then begin clinical trials in humans.

     Recent advances have led to the use of genomics in choosing targets for drug development. This process begins with the discovery and identification of genes within the genome and the functions of these genes in regulating biological processes and disease. This information is used to assess the value of a particular gene or its protein product as a target for drug discovery. Once a target is chosen, high throughput chemistry and other drug discovery methods are used to identify chemical compounds that interact with the target and might help reverse, inhibit or prevent the disease. These compounds are then tested in pre-clinical and clinical development programs.

     According to industry statistics, pharmaceutical and biotechnology companies world-wide spent approximately $55 billion on drug research and development during 1999. Of this amount, approximately

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$14.7 billion was spent on drug discovery, $7.6 billion on toxicology, $17.8 billion on pre-clinical testing and clinical trials and $14.9 billion on post-marketing evaluations and other matters.

     We believe that biological array processors have potential applications in all major phases of drug discovery and development. In the discovery phase, we believe biological array processors can facilitate the process of identifying and validating targets and lead compounds. In the development phase, we believe biological array processors can enhance the speed and accuracy of the toxicology, pre-clinical and clinical development process. We believe that biological array processors can also play a role in monitoring the therapeutic effectiveness of drugs that have been approved for use.

GENES AND PROTEINS

     The human body is composed of billions of cells each containing DNA that encodes the basic instructions for cellular function. The complete set of an individual's DNA is called the genome, and is organized into 23 pairs of chromosomes, which are further divided into smaller regions called genes. Each gene is composed of a strand of four types of nucleotide bases, referred to as A, C, G and T. The bases of one DNA strand bind to the bases of the other strand in a specific fashion to form base pairs: the base A always binds with the base T and the base G always binds with the base C.

     The human genome has approximately 3 billion nucleotides and their precise order is known as the DNA sequence. When a gene is turned on, or expressed, the genetic information encoded in the DNA is copied to a specific type of RNA, called messenger RNA, or mRNA. The mRNA provides instructions for the synthesis of proteins. Proteins direct cellular function, the development of individual traits and are involved in many diseases. Variations in any part of the sequence of DNA, called polymorphisms, can interfere with the normal function of proteins and may result in a change in cell function leading to disease, a predisposition to disease, an adverse response to drugs or other unwanted effects.

GENETIC VARIATION AND FUNCTION

     Genetic variation is mostly due to polymorphisms in genomes, although functional variations may also arise from differences in the way genes are expressed in a given cell, as well as the timing and levels of their expression. Although most cells contain an individual's full set of genes, each cell expresses only a small fraction of this set in different quantities and at different times.

     The most common form of genetic variation occurs as a result of a difference in a single nucleotide in the DNA sequence, commonly referred to as a single nucleotide polymorphism, or SNP. The human genome is estimated to contain between three and six million SNPs. By screening for polymorphisms, researchers seek to correlate variability in the sequence of genes with a specific disease. SNPs are believed to be associated with a large number of human diseases, although most SNPs are believed to be benign and not to be associated with disease. Determining which SNPs may be related to a disease is a complex process requiring investigation of a vast number of SNPs. An SNP association study might require testing for 300,000 possible SNPs in 1,000 patients. Although only a few hundred of these SNPs might be clinically relevant, 300 million genotyping tests, or assays, might be required to complete a study. Using available technologies, this scale of SNP genotyping is both impractical and prohibitively expensive.

     While in some cases a single SNP will be responsible for medically important effects, it is now believed that the genetic component of most major diseases is associated with a combination of SNPs. As a result, the scientific community has recognized the importance of investigating combinations of many SNPs in an attempt to discover medically valuable information. In order to understand how genetic variation causes disease, researchers must compare gene sequence polymorphisms, or conduct SNP genotyping, from healthy and diseased individuals. Researchers may also compare gene expression patterns, or perform gene expression profiling, from healthy and diseased tissues.

     SNP Genotyping. SNP genotyping is the process of comparing individuals' gene sequences to identify variations in these sequences and determine the significance of these variances. We believe that large-scale

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SNP genotyping, when commercially feasible, has the potential to be used for a variety of applications including:

     - genomics-based drug development;

     - clinical trial design and analysis;

     - testing for predisposition to, and diagnosis of, disease;

     - predicting the effectiveness of therapeutics; and

     - applications outside healthcare.

     Gene Expression Profiling. Gene expression profiling is the process of determining which genes are active in a specific cell or group of cells. This is accomplished by measuring mRNA, which is the intermediary between genes and proteins. By comparing gene expression patterns between cells from normal tissue and cells from diseased tissue, researchers may identify specific genes or groups of genes that play a role in the presence or absence of disease. If studies of this type were undertaken, they would require monitoring thousands, or sometimes tens of thousands, of mRNAs in large numbers of samples. As the correlation between gene expression patterns and specific diseases is determined, we believe that gene expression profiling will have an increasingly important role as a diagnostic tool.

PROTEOMICS

     Proteomics is the process of determining which proteins are present in cells, how they interact with one another, and how they are correlated with genomic variation. This process is useful in drug discovery and diagnostics because most drugs target proteins that play a role in the existence or development of a disease. Although the potential market for protemic products is uncertain, we believe that proteomics may have application in:

     - discovery of new drug targets and new biochemical pathways;

     - measurement of protein expression and modification; and

     - correlation of protein variation and function with genomic variation and function.

CURRENT TECHNOLOGIES

     There are currently a variety of traditional technologies available for analyzing genetic variation and function. Traditional technologies generally perform assays individually, or serially, and often require relatively large sample volumes, adding significantly to the costs of assays. Traditional technologies can be improved by using microfluidics, a process that miniaturizes the scale of experimentation for traditional methods. In addition, most traditional technologies have limited flexibility to perform different applications. Arrays were developed to overcome the limitations of traditional technologies.

     An array is a collection of miniaturized test sites arranged on a surface that permits many tests to be performed simultaneously, or in parallel, in order to achieve higher throughput. The average size of test sites in an array and the spacing between them defines the array's density. Higher density increases parallel processing throughput. In addition to increasing the throughput, higher density reduces the required volume for the sample being tested, and thereby lowers costs. Currently, the principal commercially available ways to produce arrays include mechanical deposition, bead immobilization, inkjet printing and photolithography.

     While current array technologies have advantages over traditional technologies, we believe the full market potential for testing devices to study genetic variation and function has not been realized. This is true for a number of reasons, including the following:

     - HIGH COST. Many currently available array technologies require relatively expensive capital equipment for manufacturing and customizing arrays and reading test results.

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     - LOW THROUGHPUT.  Some array technologies produce a relatively low density of test sites, which results in low throughput.

     - LIMITED APPLICATION. Many array technologies have limited application outside of SNP genotyping and gene expression profiling, for example in proteomics.

     - INCONVENIENCE. Many array manufacturers do not offer researchers all elements required to design arrays and to complete and analyze their tests, such as test devices, software, instrumentation and reagents.

OUR SOLUTION

     We believe that our integrated system has advantages over other existing technologies because it will be a cost-effective, fast, flexible, customizable alternative to existing analytical tools designed for similar purposes. Researchers using our system should be able to design and order custom biological array processors, conduct their tests, analyze the results in the relatively inexpensive hybridizer-reader supplied by us and reorder additional custom biological array processors incorporating modified test parameters, all within a few days.

     We believe that our biological array processor system will offer several advantages over competing products that are commercially available. The principal scientific advantages of our system flow from the following three features:

     - our proprietary software, which directs the individually controlled electrodes at the test sites on the surface of our semiconductors and allows us to synthesize or immobilize different sequences of DNA or RNA, peptides or small molecules;

     - our virtual flask technology, which uses the chemistry of carefully engineered liquid solutions instead of physical walls around each electrode and permits us to avoid the problem of chemical contamination between test sites; and

     - our porous reaction layer, which coats one surface of the semiconductor and functions as a three-dimensional environment for the synthesis or immobilization of relatively large quantities of DNA, RNA, peptides or small molecules so that a stronger test signal is generated at each test site.

     As a result of these scientific features, we believe that the system we are designing will have the following characteristics:

     - RAPIDLY CUSTOMIZABLE. We believe our proprietary software, chemistry and semiconductor system will allow us to design, customize and ship biological array processors for SNP genotyping and gene expression profiling that are tailored to meet a customer's specifications in a relatively short time, typically as little as a day. Our customization time should be short because we intend to rely on proprietary software and chemical processes, rather than costly and often imprecise mechanical methods, to produce our biological array processors. We believe researchers will be able to compress the time required to complete an iterative series of genomic tests because of the short turnaround time that should be required for the delivery of our customized biological array processors.

     - VERSATILE. We can design and create sequences of DNA or RNA, peptides or small molecules in the test sites on our biological array processors, although our first product will be limited to DNA sequences.

     - HIGH THROUGHPUT. We plan to offer a credit-card-sized cassette in which we can currently place up to ten biological array processors with a total of up to several thousand test sites per single ten-array cassette.

     - ACCURATE AND COST-EFFECTIVE. Relatively large amounts of DNA, RNA, peptides or small molecules that can be synthesized or immobilized in the porous reaction layer at each test site generate strong assay signals that facilitate accurate interpretation of test data. These strong assay

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       signals will enable our customers to analyze the results of their tests without investing in the relatively expensive capital equipment needed to detect weak signals.

     - CONVENIENT AND INTEGRATED. We plan to offer our customers a complete system including the software, biological array processors, instrumentation and reagents necessary to design and perform their assays and obtain an analysis of the results using the Internet if they so choose. Typically, tests using our biological array processors should be able to be completed and analyzed within hours by using the equipment, reagents and software supplied by us.

     - MANUFACTURING SCALABILITY. We believe we will be able to increase production to respond to increased demand because our semiconductors are manufactured by others using conventional semiconductor fabrication methods and our customization equipment can be rapidly assembled by us. Our customization equipment is designed to be incorporated into a bank of synthesis modules approximately the size of a telephone booth. Each bank of synthesis modules is being designed to customize approximately 2,400 customer-designed biological array processors every 24 hours. We should be able to assemble a bank of synthesis modules in less than two months.

OUR STRATEGY

     Our goal is to provide biotechnology and pharmaceutical companies and academic researchers with the industry standard solution for rapid evaluation of genetic variation and function and for proteomic research. We intend to grow our business by pursuing the following:

     - RAPIDLY COMMERCIALIZING OUR SNP GENOTYPING AND GENE EXPRESSION PROFILING PRODUCTS. Our initial application for SNP genotyping is currently undergoing beta testing at a nonprofit medical research institution. We expect to offer this product for commercial sale by the end of 2001. We expect to commence beta testing for our gene expression profiling application by the end of 2001 and offer this product for commercial sale by the end of 2002. We are initially focusing on the SNP genotyping and gene expression profiling markets because we believe that there is substantial demand for tools that help analyze newly available genomic information and thereby assist pharmaceutical and biotechnology companies in developing new drugs and diagnostic tools. Typically, sales of products in these markets do not require advance clearance by the FDA and, as a result, can be achieved more quickly and with less cost than sales of regulated devices.

     - DEVELOPING PRODUCT APPLICATIONS IN PROTEOMICS. Proteomic research has not developed as rapidly as SNP genotyping and gene expression profiling because of the absence of effective technology and tools for conducting research. We believe that our biological array processor system can be developed to facilitate proteomic research. We have developed chemical processes for the rapid immobilization of proteins and small molecules within the test sites on our biological array processors. We believe our system may be particularly effective in proteomic research because the proprietary materials that can be used to form the three-dimensional porous reaction layer on our biological array processors are a hospitable environment for the immobilization and study of proteins. In our laboratory we have produced customized test devices with peptides and small molecules for possible use in proteomic research. However, we have not yet fully evaluated our technology for its applicability as a commercial product for proteomic research.

     - EXPANDING OUR PROPOSED PRODUCT OFFERINGS. We are engaged in several research and development initiatives to expand our product offerings by increasing the density of our biological array processors and by developing additional applications of our technology for drug discovery and development. We believe that the flexible, parallel processing capabilities of our biological array processor system may have potential applications related to:

        - gene discovery and function characterization;

        - specific targeting of drug discovery efforts;

        - the development of customized drugs;

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        - high-throughput screening for pharmaceutical candidates;

        - the development of diagnostic methods for identifying, classifying and staging diseases;

        - the prediction of successful drug therapy for a particular patient population;

        - the identification of an individual patient's tolerance for a particular drug so that previously abandoned drugs can be selectively prescribed;

        - early recognition of potential adverse response to drug therapy; and

        - identification of predisposition to disease in order to prescribe preventative therapies.

     However, we have not yet produced products to address or access the potential of our technology in these areas.

     - ACCELERATING THE DEVELOPMENT OF PRODUCTS THROUGH ARRANGEMENTS WITH OTHER COMPANIES. We plan to explore with others the use of strategic alliances, partnerships, and collaborations to exploit market opportunities and to gain access to complementary technologies, distribution channels and information content. Areas of immediate interest include companies that control proprietary genomic data where substantial additional value can be created by synthesizing their proprietary genomic data on our biological array processors. We have recently entered into agreements with Acacia, our majority stockholder, relating to the exploitation of our biological array processor technology within the fields of toxicology and material science. We believe that arrangements with Acacia in these and other areas may be of material benefit to us because they may accelerate the development and commercialization of our products in areas where we would not otherwise begin development efforts in the near term.

     - PROTECTING AND STRENGTHENING OUR INTELLECTUAL PROPERTY POSITION. Through our one issued patent in the United States, our more than 35 patent applications pending in the United States, Europe and elsewhere and our trade secrets we have established an intellectual property position for our products. We plan to build on this position through internal research efforts, collaborations with industry leaders, strategic licensing and possibly opportunistic acquisitions of complementary technologies. We also plan to pursue patent protection for downstream products created using our proprietary products.

OUR SYSTEM AND TECHNOLOGY

  ILLUSTRATIVE USE OF OUR SYSTEM FOR SNP GENOTYPING

     We anticipate that a customer wishing to use our SNP genotyping product will use our proprietary software to provide us with information, via the Internet, relating to the SNPs that the customer wishes to evaluate. Array design software that is located at our manufacturing facility will design an initial array of DNA segments and then instruct a synthesizer module to customize one or more biological array processors containing these selected DNA segments. This process will be entirely automated. The completed biological array processor will be shipped to the customer within a cassette along with kits including specific instructions and reagents needed to conduct these evaluations. We expect that the time interval between receipt of the customer's order and shipment of the biological array processors and reagent kits will typically be less than a day. Upon receipt of the biological array processors and reagent kits, the customer will prepare samples and introduce up to ten individual samples into a cassette. The cassette will then be inserted into a hybridizer-reader unit that we will have supplied to the customer. The unit will transmit data to us over the Internet for analysis. By using our proprietary software, we expect that typically we will be able to provide test results to the customer within several hours, via the Internet.

     In practical operation, we expect that a customer will typically analyze the results of an initial experiment and choose to change the composition of our biological array processors to further optimize its performance. For example, the customer may choose to change the sequences of some array elements, eliminate some sequences altogether, or incorporate additional sequences. Our biological array processor

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system will allow the researcher to order successive arrays with the desired changes and have them customized and shipped to the customer promptly.

  OUR PROCESS

     Each of our biological array processors is made up of a semiconductor chip on which we have installed electrical conduits and applied a layer of porous material. It will have up to approximately 1,000 test sites, one for each electrode site on the semiconductor. We can synthesize or immobilize DNA, RNA, peptides or small molecules within the porous reaction layer at each test site on the surface of our semiconductor, although we have not synthesized or immobilized any combination of DNA, RNA, peptides and small molecules on a single biological array processor. We confine the chemical synthesis within each test site using chemistry of carefully engineered liquid solutions. This avoids the problem of chemical contamination between different test sites. Because confinement is accomplished without physical walls, we refer to this enabling technology as a virtual flask. This virtual flask technology enables us to use semiconductor devices that are fabricated by contractors using conventional semiconductor processes.

     In the case of our SNP genotyping product, each test site, or virtual flask, will contain a particular DNA segment, or capture probe, that is made by putting nucleotide bases, A, G, C, or T, together one at a time. These DNA probes typically contain between 16 and 60 nucleotide bases. Our software selectively activates each electrode where a new nucleotide base is to be added. Once activated, the electrode causes an electrochemical reaction to occur that produces chemicals that react with the existing chains of DNA at that site to activate them for bonding with the next nucleotide base. These electrochemically-generated chemicals are confined by our virtual flask technology to the region of the porous reaction layer that surrounds the electrode where they are produced. A fluidics delivery unit then floods the semiconductor with a solution containing a nucleotide base, which binds only to the capture probe at activated sites. This cycle is repeated over and over to produce different DNA segments at each test site. Quality assurance tests are performed following completion of the synthesis process. Our laboratory tests have confirmed that other substances, such as peptides, immobilized proteins and antibodies, small organic molecules and enzymes, among others, can also be chemically isolated in the virtual flasks.

  SEMICONDUCTOR COMPONENT

     Our semiconductors are manufactured by others using conventional semiconductor fabrication processes. We believe that the total number of test sites on a semiconductor is limited only by the degree of miniaturization of the semiconductor fabrication process. We believe that our semiconductor architecture is scalable and, as a result, that we can benefit directly from the substantial investments that have been made by the semiconductor industry in miniaturizing chip fabrication processes. At the present time, we are using devices made with a 3.0 micron process size that yield 1,024 potential test sites within less than a square centimeter. Each of the individual sites is 100 microns in diameter, about the diameter of a human hair. We believe that by using a standard 0.25 micron semiconductor fabrication process, we can produce a biological array processor with over 1,000,000 sites per square centimeter, although we have not yet made or tested a biological array processor with more than 1,024 potential test sites.

  POROUS REACTION LAYER

     Our proprietary porous reaction layer is a three-dimensional medium within which sequences of DNA, RNA, peptides or small molecules can be synthesized and immobilized. Our porous reaction layer materials can be attached to the active side of our semiconductor. The three-dimensional and porous nature of the reaction layer enables us to produce significantly more biomolecules within each virtual flask site than is possible when the molecules are produced on a flat two-dimensional surface, as is typical for other array technologies. As a consequence, we can achieve a significant improvement in the test signals and are able to use less costly devices to determine test results than devices required for some competing technologies. These features improve the overall performance of our biological array processor system and reduce the cost to prospective customers.

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  HYBRIDIZER-READER

     Hybridization is the binding of DNA sequences in a test sample with the DNA material that has been created at specific test sites on our biological array processors. In the case of DNA, segments bind together when the DNA segments in a sample and the DNA segments on our test sites are complementary.

     We are developing a combination hybridization chamber and biological array processor reader that we call the hybridizer-reader. The hybridization chamber is being designed to help researchers standardize their experimental conditions, such as temperature, so that consistent results may be obtained from experiment to experiment. In the hybridization chamber, a solution that the researcher wants to analyze will be washed over one or more of our biological array processors. DNA in the sample that is complementary with the DNA on the capture probes of our biological array processors will bond. The hybridizer-reader will measure and identify the presence or absence and relative strength of bonding in the test sites on the biological array processors using conventional equipment. Because the optical signals resulting from the tests are stronger than those obtained from chips that contain a single molecular layer of test material, at our current chip density we will be able to read test results with a standard video camera system that should be substantially less expensive than the typical optical reader system needed to read other chips on the market. If we are able to increase substantially the density of our biological array processor, researchers may be required to use more expensive equipment to analyze the smaller volume of material bonded at each test site.

  SOFTWARE

     We have designed and are testing integrated, modular software that will direct the design and customization of our biological array processors for use in SNP genotyping. We believe that our current software packages can be quickly adapted for use in connection with our initial gene expression profiling product. The software required to enable proteomic research is in the early stages of development.

     Our current SNP genotyping software is being designed to:

     - permit customers to access public databases for gene sequence information;

     - permit customers to transmit their research objectives to us over the Internet;

     - enable us to rapidly screen potential DNA segments against large numbers of DNA targets during our design process;

     - enable us to direct our manufacturing equipment to synthesize DNA segments designed by us on the surface of our biological array processors;

     - permit us to quality check the finished product; and

     - permit customers to complete their experiments and have the results analyzed by us and transmitted to them over the Internet.

SALES AND MARKETING

     We expect that the first commercial application of our biological array processor system will be a disposable credit-card-sized cassette incorporating up to ten biological array processors for use in SNP genotyping research. In addition to the cassettes containing our biological array processors, we will also supply reagents and sell or lease hybridizer-readers for the interpretation of test results. We expect that the sale or lease of our products will be the principal sources, if any, of our revenues in future periods.

     We have recently established a sales and marketing staff of six employees. We expect to expand our sales force as required to meet the demands of our business. We expect to market our products through our own sales force to researchers in the biotechnology, pharmaceutical and academic communities, primarily in North America, Europe and Japan, although we may also sell our products through resellers and others. We expect to sell our biological array processors and reagents and lease or sell our hybridizer-readers to our customers. We have not developed price lists for our initial products, but we intend to be competitive with other testing devices in the SNP genotyping and gene expression profiling markets. To the extent that we enter into product development agreements with partners or collaborators, including Acacia, we expect that our partners will be responsible for marketing the products developed by them.

     Because some prospective customers may be unwilling to transmit aspects of their test procedures and test results over the Internet, we plan to offer license options to customers so that they can design and customize biological array processors and analyze test arrays using their internal computer processing capabilities. Because of the size and portability of our biological array processor customization modules, we can license customers to locate our equipment in their facilities so that they can design and customize biological array processors in their facilities.

TECHNOLOGY EXPLOITATION AGREEMENTS WITH ACACIA

     We have recently entered into a licensing and supply agreement and related capitalization agreements with Acacia pertaining to the use of our technology within the field of toxicology. We have also recently entered into an exclusive license and development agreement and related capitalization agreements with Acacia pertaining to the use and further development of our technology within the field of material science. See "Relationships and Related Party Transactions -- Our Relationship with Acacia" for additional information relating to these arrangements.

MANUFACTURING AND CUSTOMIZATION

     We are developing a fully automated, computer-directed manufacturing process for the synthesis of sequences of DNA, RNA, peptides or small molecules in the virtual flasks on our biological array processors. Our equipment is designed to be incorporated into a bank of synthesis modules approximately the size of a telephone booth. Each bank of synthesis modules is being designed to produce approximately 2,400 customer-designed biological array processors every 24 hours. The bank of synthesis modules will be assembled by us, and each module should require less than two months to build. Thus, we believe we will be able to respond to any increased demand for our biological array processors promptly and cost-effectively.

     Our biological array processor manufacturing process will involve:

     - processing wafers of semiconductors manufactured by others into individual devices and installing electrical contacts on the semiconductor devices;

     - applying the porous reaction layer to the semiconductor devices; and

     - assembling up to ten biological array processors into cassettes manufactured by others.

     We will then customize our biological array processors in response to customer orders by:

     - synthesizing test materials in the virtual flasks on the biological array processors using our synthesis module; and

     - checking the quality of the customized biological array processors.

     Initially, we plan to rely upon third-party manufacturers to produce the semiconductors, chemical reagents and accessories for our products. We intend to continue the outsourcing of portions of our manufacturing process to subcontractors where we determine it is in our best commercial interest.

     Substantially all of the components and raw materials used in the manufacture of our products, including semiconductors, cassettes and reagents, are currently provided from a limited number of sources or in some cases from a single source. Although we believe that alternative sources for those components and raw materials are available, any supply interruption in a sole-sourced component or raw material might result in up to a several-month production delay and materially harm our ability to manufacture products until a new source of supply, if any, could be located and qualified. In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to us or incompatible with our manufacturing process, could have a material adverse effect on our ability to manufacture products. We may be unable to find a sufficient alternative supply channel in a reasonable time period, or on commercially reasonable terms, if at all. We do not have any long-term supply contracts or long-term purchase contracts that obligate the supplier to furnish, or us to purchase, components beyond a current purchase order, except that we have committed to purchase $450,000 of semiconductor wafers during the last quarter of 2000 and the first quarter of 2001. We utilize semiconductors made with a 3.0 micron fabrication process that is no longer in wide use due to increased miniaturization of semiconductors. If we are unable to achieve higher densities of test sites, it may become difficult or more expensive for us to obtain sufficient quantities of semiconductors as manufacturers phase out 3.0 micron production capacity.

     To date we have not completed the manufacture of any synthesis modules or banks. We currently expect to complete two modules by the time we offer an initial SNP genotyping product for commercial sale. We are designing our manufacturing facility to optimize material flow and personnel movement. We intend to adhere to applicable safety standards required by federal, state and local health ordinances, including those applicable to the use, handling and disposal of hazardous substances.

RESEARCH AND DEVELOPMENT

     During the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000, we spent approximately $627,000, $1,494,000, $2,334,000 and $3,839,000, respectively, on research and development activities. Between our inception on October 4, 1995 and September 30, 2000, we spent a total of $8,735,000 on research and development. None of these amounts includes the amortization of deferred stock compensation expenses related to research and development. We intend to invest aggressively in our proprietary technologies through internal development and, to the extent available, licensing of third-party technologies to increase and improve other characteristics of our products. We also plan to continue to invest in improving the cost-effectiveness of our products through further automation and improved information technologies. Our future research and development efforts may involve research conducted by us, collaborations with other researchers and the acquisition of chemistries and other technologies developed by universities and other academic institutions.

GOVERNMENT GRANTS AND CONTRACTS

     Government grants and contracts have allowed us to fund certain internal scientific programs and exploratory research. We retain ownership of all intellectual property and commercial rights generated during these projects. The United States government, however, retains a non-exclusive, non-transferable, paid-up license to practice the inventions made with federal funds pursuant to applicable statutes and regulations. We do not believe that the retained license will have any impact on our ability to market our products. We do not need government approval to enter into collaborations or other relationships with third parties.

     We have been awarded one grant and two contracts from the federal government in connection with our biological array processor technology. In June 1999, we were awarded a $70,000 Phase I contract by the Department of Defense to use our proprietary biological array processor technology in connection with the development of detection devices for chemical and biological warfare agents. In July 2000 we were awarded a $730,000 Phase II contract from the Department of Defense to continue our research for that department. In September 1999, we were also awarded a $100,000 Phase I Small Business Innovation Research grant from the Department of Energy to develop biological array processors for use in the analysis of genetic data. We will continue to pursue grants and contracts that complement our research and development efforts.

INTELLECTUAL PROPERTY

     Our primary patent strategy is to protect all aspects of our biological array processor system, including the porous reaction layer, the virtual flask technology, processes for designing capture probes, unique properties of a protein-based biological array processor and business methods for automating ordering, creating and manufacturing custom made biological array processors. Our patent applications are divided by subject matter into areas of: our core biological array processor technology; other hardware for detection and manufacturing; software for designing, for example, capture probes; and chemical compositions and processes.

     As of September 30, 2000, we had one United States patent that covers our core technology and more than 35 patent applications pending in the United States, Europe and elsewhere. Our policy is to file patent applications and to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. We seek to protect our corporate identity with trademarks and service marks. In addition our trademark strategy includes protecting the identity and goodwill associated with our biological array processor products. We purchase chemical reagents from suppliers who are licensed under appropriate patent rights. It is our policy to obtain licenses from patent holders if needed to practice our chemical processes.

     Our success will depend, in part, upon our ability to obtain patents and maintain adequate protection of our intellectual property in the United States and other countries. If we do not protect our intellectual property adequately, competitors may be able to use our technologies and thereby erode any competitive advantage that we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of rules and methods for defending intellectual property rights.

     The patent positions of companies developing tools for the biotechnology and pharmaceutical industries, including our patent position, generally are uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our existing patent and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. There also is risk that others may independently develop similar or alternative technologies or design around our patented technologies. In addition, others may challenge or invalidate our patents, or our patents may fail to provide us with any competitive advantage. Enforcing our intellectual property rights may be difficult, costly and time consuming or ultimately may not be successful.

     We also rely upon trade secret protection for our confidential and proprietary information. We seek to protect our proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. These measures, however, may not provide adequate protection for our trade secrets or other proprietary information. Employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

     We cannot assure you that any of our patent applications will result in the issuance of any additional patents, that our patent applications will have priority of invention or filing date over similar rights of others, or that, if issued, any of our patents will offer protection against our competitors. Additionally, we cannot assure you that any patent issued to us will not be challenged, invalidated or circumvented in the future or that the intellectual property rights we have created will provide a competitive advantage. Litigation may be necessary to enforce our intellectual property rights or to determine the enforceability, scope of protection, or validity of the intellectual property rights of others.

COMPETITION

     We are aware of other companies or companies with divisions that have, or are developing, technologies for the SNP genotyping, gene expression profiling and proteomic markets. We believe that our primary competitors will be Abbott Laboratories, Affymetrix, Inc., Agilent Technologies, Inc., Bayer AG, Becton, Dickinson and Company, Ciphergen Biosystems, Inc., Gene Logic Inc., Genometrix Incorporated, Hyseq Inc., Illumina, Inc., Incyte Genomics, Inc., Johnson & Johnson, Motorola, Inc.,

Nanogen, Inc., Orchid Biosciences, Inc., PE Biosystems, Protogene, Inc., Roche Diagnostics Corporation, and Sequenom, Inc. However, our market is rapidly changing, and we expect to face additional competition from new market entrants, new product developments and consolidation of our existing competitors. Many of our competitors have existing strategic relationships with major pharmaceutical and biotechnology companies, greater commercial experience and substantially greater financial and personnel resources than we do. We expect new competitors to emerge and the intensity of competition to increase in the future.

     We believe that the principal competitive factors in selling our products will be:

     - the time required to engineer, produce and ship products;

     - the speed and accuracy with which test results can be read and interpreted;

     - the density of testing devices;

     - the cost and pricing of the installed base of competing products; and

     - access to proprietary genetic databases.

     We believe that we will be able to compete favorably with regard to these factors even though we have competitors who currently produce testing devices with higher densities than our proposed initial products, and, initially, we will not offer our customers access to proprietary genetic information.

FACILITIES

     We lease approximately 10,000 square feet of office space and laboratory facilities in Snoqualmie, Washington on a month-to-month basis. We expect to complete the relocation of our entire operation, including our manufacturing operations, to an approximately 75,000 square-foot facility in Mukilteo, Washington by the first quarter of 2001. Although we ultimately intend to use the entire premises, we intend to initially occupy only certain portions of the premises. Accordingly, the initial monthly rental on the new facility is approximately $65,000. That amount increases over time, subject to acceleration based on actual usage of the premises, to approximately $150,000 per month in the sixth year of the lease. The new lease expires on October 31, 2008, subject to extension at our option for up to two additional five-year terms. We believe that the new facility will meet our office, laboratory and manufacturing requirements for the foreseeable future.

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

EMPLOYEES AND CONSULTANTS

     As of September 30, 2000, we had 48 full-time employees, 11 of whom hold Ph.D. degrees and 29 of whom are engaged in full-time research and development activities. We plan to expand our research and development programs as well as corporate collaborations, and we will hire additional staff as these initiatives are implemented. We are not a party to any collective bargaining agreement. We consider our employee relations to be good.

     We also make selective use of paid consultants to assist in solving specialized problems or providing particular services. Consultants are used when we determine that it is more economical than hiring an employee or where the best available services are only available on a consulting basis. In addition to consultants, we intend to utilize the services of university employees to perform basic research that is useful to us. We believe that this offers a cost-effective means of obtaining valuable information not directly related to our core technology.

     As our business grows, we anticipate that we will be required to hire a substantial number of chemists, biologists, engineers and lab technicians as well as additional managerial, financial and clerical employees. The market for scientists and engineers is competitive and there can be no assurance that we will be able to hire all of the skilled employees we need or that we will be able to reach our desired staffing levels within a reasonable period of time.

GOVERNMENT REGULATION

  REGULATION OF MEDICAL DEVICES

     Our initial products will be sold to the pharmaceutical, biotechnology and academic communities for research applications. Therefore, our initial products will not require registration and listing with the United States Food and Drug Administration, or FDA, as a manufacturer. Additionally, our initial products will not be subject to reagent regulations for diagnostic applications or good manufacturing practice requirements for initial products manufactured for sale in North America, Europe or Japan, the principal regions in which we expect to market our initial products. However, the manufacture, marketing and sale of certain products and services for any clinical or diagnostic applications will be subject to extensive government regulation as medical devices in the United States by the FDA and in other countries by corresponding foreign regulatory authorities.

     The FDA requires that a manufacturer seeking to market a new or modified medical device, or an existing medical device for a new indication, obtain either a pre-market notification clearance under the Federal Food, Drug, and Cosmetic Act or the approval of a pre-market approval application under that act prior to the introduction of the product into the market, depending on the product. Under current regulations, our products will only become subject to medical device regulations in the United States when they are marketed for clinical uses, as fluids for clinical tissue analysis or for any clinical or diagnostic purpose, excluding pure research or product discovery research purposes. Material changes to existing medical devices are also subject to FDA review and clearance or approval prior to commercialization in the United States.

     Should we market our products for any clinical or diagnostic purpose, we will be required to register as a medical device manufacturer with the FDA. As a registered manufacturer, we will be subject to routine inspection by the FDA for compliance with the FDA's Quality System Regulation and other applicable regulations. In addition, we must currently comply with a variety of other federal, state and local laws and regulations relating to safe work conditions and manufacturing practices. The extent of government regulation that might result from any future legislation or administration cannot be predicted.

     Sales of our products outside the United States will be subject to foreign regulatory requirements that vary from country to country. Additional approvals from foreign regulatory authorities may be required, and there can be no assurance that we will be able to obtain foreign marketing approvals on a timely basis or at all, or that we will not be required to incur significant costs in obtaining or maintaining our foreign regulatory approvals. For example, if our products are marketed for clinical or diagnostic purposes in Europe, we will be required to obtain the certificates necessary to enable the CE Marking, a European symbol of adherence to quality assurance standards and compliance with applicable European Union Directives, to be affixed to our products for sales in member countries.

  INTERNET

     Because we plan to utilize the Internet for product ordering as well as transmission of test data, we will be subject to government regulation concerning Internet usage and electronic commerce. We expect that state, federal and foreign agencies will adopt and modify regulations covering issues such as user and data privacy, taxation of products provided over the Internet, the use and export of cryptographic technology and content and quality of products. For example, the European Union has adopted a privacy directive that regulates the collection and use of information. The globalization of Internet commerce may be harmed by these and similar regulations since the European Union privacy directive prohibits transmission of certain information outside the European Union unless the receiving country has enacted individual privacy protection laws at least as strong as those enacted by the European Union privacy directive. In July 2000 the European Union issued a formal opinion permitting United States entities to transfer data to and from its countries if the United States entity adheres to safe harbor and privacy principles.

     The taxation of commerce activities in connection with the Internet has not been established, may change in the future and may vary from jurisdiction to jurisdiction. For example, a number of proposals have been made at the local, state, national and international levels that would impose additional taxes on the sale of products over the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and could subject our business activities to taxation unless we persuade customers to use their own intranet computer capabilities. Moreover, if any state or country were to assert successfully that we should collect sales or other taxes on the exchange of products over the Internet, our customers may refuse to use our services through the Internet.

  ENVIRONMENTAL

     Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result we are subject to environmental and health and safety laws and regulations. Although we currently use fairly small quantities of hazardous substances, as we expand our operations, our use of hazardous substances will increase and lead to additional and more stringent requirements. Cost to comply with these and any future environmental regulations could be substantial. In addition, our failure to comply with laws and regulations, and any releases of hazardous substances by us into the environment, or at disposal sites used by us, could expose us to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of our operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors as of November 20, 2000 are as follows:

NAME                                        AGE                   POSITION(S)
------------------------------------------  ---    ------------------------------------------
Gerald D. Knudson.........................  57     Chairman, Chief Executive Officer and
                                                   Class III Director
Patrick A. Quarles........................  61     President, Chief Operating Officer and
                                                   Class I Director
Patrick D. de Maynadier...................  40     Executive Vice President, General Counsel
                                                   and Corporate Secretary
Stephen G. Burke..........................  51     Executive Vice President of Finance, Chief
                                                   Financial Officer and Treasurer
Donald D. Montgomery, Ph.D. ..............  42     Senior Vice President, Chief Technology
                                                   Officer and Class I Director
Perry Kaminski............................  57     Senior Vice President of Manufacturing
                                                   Operations
Jeffrey B. Oster, Ph.D. ..................  47     Senior Vice President of Intellectual
                                                   Property and Associate General Counsel
Brooke P. Anderson, Ph.D. ................  37     Vice President of Software Development
Warren G. Hargis..........................  48     Vice President of Human Resources
Edward M. Eadeh...........................  49     Vice President of International Business
                                                   Development
Siavash Ghazvini..........................  31     Vice President of Business Development
Barton F. Norton..........................  57     Vice President of Engineering
Roy W. Miller, Ph.D. .....................  60     Vice President Strategic Development
Thomas B. Akin............................  48     Class II Director
William R. Brody, M.D., Ph.D. ............  56     Class II Director
Rigdon Currie.............................  70     Class II Director
Robert L. Harris II.......................  42     Class III Director
Amit Kumar, Ph.D. ........................  36     Class I Director
Roberto P. Rosenkranz, Ph.D. .............  50     Class II Director
Paul R. Ryan..............................  55     Class III Director
R. Bruce Stewart..........................  63     Class III Director

     Drs. Brody and Rosenkranz and Mr. Akin are the members of our audit committee. Dr. Brody and Messrs. Currie, Ryan and Stewart are members of our compensation committee.

     Gerald D. Knudson has been a Director and our Chief Executive Officer since February 2000. Mr. Knudson became our Chairman in July 2000. From January 1997 to May 1999, Mr. Knudson served as Executive Vice President of Sterling Diagnostic Imaging, Inc., or Sterling, a supplier of conventional and digital systems for the capture, communication, display and storage of medical diagnostic images. From October 1994 to December 1996 Mr. Knudson was the President of the Medical Imaging Systems Division of Polaroid Corporation, or Polaroid Medical Imaging, a company engaged in the medical imaging business. Mr. Knudson received a B.A. in Biology from Augustana College. Mr. Knudson is currently a Director of Fischer Imaging Corporation, a medical imaging systems company, Octavius Capital LLC, an investment limited liability company, and Acacia.

     Patrick A. Quarles has been a Director since February 2000 and became our President and Chief Operating Officer in July 2000. Mr. Quarles served as a consultant to us from September 1999 to July 2000. From January 1998 to July 2000, Mr. Quarles served as President and Chief Executive Officer for Advanced Diagnostics, Inc., a medical device company, where he continues to serve as Chairman of the board of directors. From July 1995 to January 1998, Mr. Quarles was an independent consultant in the medical device industry. Mr. Quarles received a B.S. in biological sciences from Ohio State University.

     Patrick D. de Maynadier has been our Executive Vice President, General Counsel and Corporate Secretary since June 2000. Since May 1999, Mr. de Maynadier has been the President of SDI Investments, LLC, a spin-off of Sterling established to liquidate some of the former assets of Sterling. SDI Investments has been dissolved for tax purposes and conducts no operations. From July 1996 to May 1999, Mr. de Maynadier was Senior Vice President, General Counsel, and Corporate Secretary of Sterling, with primary responsibility for legal and regulatory affairs and human resources functions. From June 1995 to June 1996, Mr. de Maynadier was Associate General Counsel at Falcon Seaboard Resources, Inc., an independent cogeneration and oil and gas exploration company. Mr. de Maynadier received a B.A. in philosophy and a J.D. from the University of Virginia.

     Stephen G. Burke has been our Executive Vice President of Finance, Chief Financial Officer and Treasurer since May 2000. From March 1999 to May 2000, Mr. Burke served as Chief Financial Officer of MedAcoustics, Inc., a cardiovascular medical device development company. From January 1997 to February 1999, Mr. Burke was director of internal audit outsourcing at PricewaterhouseCoopers LLP. From February 1993 to December 1996, Mr. Burke was the Vice President, Finance of Smith & Nephew Orthopedics, Inc., a medical device manufacturing company. Mr. Burke received a B.A. in accounting and a Masters' of Accountancy from Brigham Young University.

     Donald D. Montgomery, Ph.D. has been a Director since April 1996, our Senior Vice President and Chief Technology Officer since April 2000 and a member of our Scientific Advisory Board since September 2000. From April 1996 to April 2000, Dr. Montgomery was our Vice President of Research and Development. From September 1995 to April 1996, Dr. Montgomery was an entrepreneur engaged in private scientific research. Dr. Montgomery received an A.B. from Grinnell College and a Ph.D. in chemistry from the California Institute of Technology. Dr. Montgomery also performed post-doctoral work at the Joint Institute for Laboratory Astrophysics in Boulder, Colorado.

     Perry Kaminski has been our Senior Vice President of Manufacturing Operations since November 2000. From June 2000 to November 2000, Mr. Kaminski was our Senior Vice President of Product Development. From November 1998 to June 2000, Mr. Kaminski was our Executive Vice President of Product Development. From November 1993 to November 1998, Mr. Kaminski served as an independent consultant in the area of technology and product development. Mr. Kaminski received a B.S. in biology from Rocky Mountain College and a M.S. in biomedical engineering from the University of Connecticut.

     Jeffrey B. Oster, Ph.D. has been our Senior Vice President of Intellectual Property and Associate General Counsel since November 2000. From January 1998 to November 2000, Dr. Oster was a partner in the Seattle-based law firm of Davis Wright Tremaine LLP, practicing intellectual property law. From September 1996 to January 1998, Dr. Oster was the General Counsel of Cytotine Networks, Inc., a pharmaceutical development company. From October 1992 to September 1996, Dr. Oster was the General Counsel of Cell Therapeutics Inc., a pharmaceutical development company. Dr. Oster received a B.A. from Johns Hopkins University, a Ph.D. from the University of Pennsylvania, and a J.D. from Rutgers Law School.

     Brooke P. Anderson, Ph.D. has been our Vice President of Software Development since April 2000 and a member of our Scientific Advisory Board since September 2000. From August 1997 to April 2000, Dr. Anderson served as our Director of Engineering and from our formation in October 1995 to September 2000 Dr. Anderson served as a member of our board of directors. From October 1995 to January 1997 Dr. Anderson also served as our President. Prior to that time, Dr. Anderson co-founded Acacia, and from January 1993 to August 1997, Dr. Anderson served as Vice President, Research and Development of Acacia. Dr. Anderson received a B.S.E. in nuclear engineering from the University of Michigan and an M.S. in applied physics, and a Ph.D. in computation and neural systems from the California Institute of Technology.

     Warren G. Hargis has been our Vice President of Human Resources since March 2000. From March 1996 to March 2000, Mr. Hargis served as the Director of Human Resources, International Operations and Global Compensation for Sterling. From November 1979 to March 1996, Mr. Hargis served in various positions with DuPont EI De Nemours & Co., a manufacturer of polymer products, petrochemicals, textile fabrics and imaging systems, completing his career at DuPont as Manager of Human Resources in the Medical Products Division. Mr. Hargis attended Lamar University.

     Edward M. Eadeh has been our Vice President of International Business Development since May 2000. From August 1997 to September 1999, Mr. Eadeh was Vice President of Asia Pacific Sales for Sterling. From February 1995 to August 1997, Mr. Eadeh was the Vice President of Asia Pacific Sales for Polaroid Medical Imaging. Mr. Eadeh attended Wayne State University.

     Siavash Ghazvini has been our Vice President of Business Development since March 2000. From September 1999 to March 2000, Mr. Ghazvini was the founder and a partner of Americleaners.com, a business to consumer Internet service provider. From August 1995 to September 1999, Mr. Ghazvini was the founder and President of Nucleotech Corporation, a manufacturer of advanced imaging systems and bioinformatics software for biology and medicine. Currently, Mr. Ghazvini is a member of Nucleotech's board of directors. Mr. Ghazvini received a B.S. in genetics from the University of California at Davis and completed graduate studies in molecular cell biology at San Francisco State University and the University of California at San Francisco.

     Roy W. Miller, Ph.D. has been our Vice President of Strategic Development since September 2000. From June 1999 to August 2000, Dr. Miller was the Chief Operating Officer of eRAD Inc., a start-up company focusing on radiology services over the Internet. From February 1997 to May 1999, Dr. Miller served as Vice President of Global Marketing and Strategic Planning for Sterling. From January 1979 to February 1997, Dr. Miller was the Chief Operating Officer of Polaroid Medical Imaging. Dr. Miller received a B.S.M.E. from Northeastern University, an M.S.M.E. from Case Institute of Technology and a Ph.D. from Ohio State University.

     Barton F. Norton, has been our Vice President of Engineering since November 2000. From March 2000 to November 2000, Mr. Norton was our Director of Engineering Services. From September 1993 to March 1999, was Vice President of Sales and Marketing for Teletrac Corp., a company engaged in factory automation. From July 1997 to August 1998 Mr. Norton was also the Vice President of Engineering of Technology Labs, Inc., a medical device company. Mr. Norton received a B.S. and a M.S.E.E. from Cornell University and an M.B.A. from Carnegie-Mellon.

     Thomas B. Akin has been a Director since September 2000. Mr. Akin has been a partner of Talkot Capital, an investment management firm since June 1994. Mr. Akin has served as a Director of Acacia since May 1998. Mr. Akin is also a Director of EFAX.com. Mr. Akin received a bachelor's degree in biology from the University of California, Santa Cruz and a master's degree in business administration and finance from the University of California, Los Angeles.

     William R. Brody, M.D., Ph.D. has been a Director since September 2000. Dr. Brody has been the President of The Johns Hopkins University since September 1996. From September 1994 to September 1996, Dr. Brody was the Provost of the University of Minnesota. Dr. Brody is also a director of Medtronic, Inc., a medical device company, Alza Corporation, a pharmaceutical company, Avistar Communications, Inc., a video communications company, and Mercantile Bankshares Corporation, a bank holding company. Dr. Brody received a B.S. and M.S. from the Massachusetts Institute of Technology in electrical engineering, and an M.D. and a Ph.D. in electrical engineering from Stanford University.

     Rigdon Currie has been a Director since March 1997. Since July 1999, Mr. Currie has been an independent venture capital consultant. From February 1993 to July 1998, Mr. Currie was a partner in MK Global Ventures, a venture capital limited partnership. Mr. Currie is also a Director of Disc, Inc., a computer software company, and Synbiotics Corporation, a provider of laboratory and diagnostic products for the animal healthcare industry. Mr. Currie received a B.S.I.E. from the Georgia Institute of Technology and an M.B.A. from Harvard Business School.

     Robert L. Harris II has been a Director since September 2000. Mr. Harris has been President of Acacia since July 2000. From June 1997 to December 1999, Mr. Harris was the President of Entertainment Properties Trust, a real estate investment trust. From September 1993 to June 1997, Mr. Harris was the Senior Vice President of AMC Entertainment Inc., a motion picture exhibition and distribution company, where he was responsible for international business development. Mr. Harris is a Director of Acacia and of Imperial Bancorp and a board member of the Graziadio School of Business Management at Pepperdine University. Mr. Harris is an alumnus of the University of Southern California.

     Amit Kumar, Ph.D. has been a Director since September 2000. Dr. Kumar has been Vice President of life sciences of Acacia since July 2000. From February 2000 to July 2000, Dr. Kumar was a consultant to Optigon Technology, a venture capital firm. From January 1999 to February 2000, Dr. Kumar was the President and Chief Executive Officer of Signature BioSciences, Inc., a life science company developing technology for advanced research in genomics, proteomics and drug discovery. From January 1998 to December 1999, Dr. Kumar was an Entrepreneur in Residence with Oak Investment Partners, a venture capital firm. From October 1993 to January 1998, Dr. Kumar was a Senior Manager at IDEXX Laboratories, Inc., a biotechnology company. Dr. Kumar received his bachelor's degree and Ph.D. in chemistry from Occidental College and the California Institute of Technology, respectively.

     Roberto P. Rosenkranz, Ph.D. has been a Director since September 2000. Dr. Rosenkranz is the founder and, since October 1999, the Chairman and Chief Executive Officer of Roxro Pharma LLC, a pharmaceutical company. Since October 1997, Dr. Rosenkranz has also been President and Chief Executive Officer of Roxro Ventures LLC, a pharmaceutical and biopharmaceutical consulting group. From July 1996 to October 1997 Dr. Rosenkranz was President and Chief Operating Officer of Scios Inc., a biopharmaceutical company. From January 1995 to July 1996, Dr. Rosenkranz was the Director of Business Units at Roche Laboratories, a division of Roche A.G. Dr. Rosenkranz is also a Director of Gemini Holdings PLC, a clinical genetics company, and Pherin Pharmaceuticals, a biotechnology research company. Dr. Rosenkranz holds a bachelor's degree in psychology from Stanford University, a doctorate in pharmacology and toxicology from the University of California, Davis and an M.B.A. from Santa Clara University.

     Paul R. Ryan has been a Director since October 1996. Since March 2000, Mr. Ryan has been Chairman of the Board of Acacia, and since January 1997, he has been the Chief Executive Officer of Acacia. From January 1996 to January 1997, Mr. Ryan was an Executive Vice President of Acacia, and from January 1995 to January 1996 Mr. Ryan was the Vice President, Capital Management of Acacia. Mr. Ryan is also a Director of Acacia and Whitewing Labs, Inc., a nutritional healthcare company. Mr. Ryan received a B.S. from Cornell University and attended the New York University Graduate School of Business.

     R. Bruce Stewart has been a Director since our formation in October 1995. Since March 2000, Mr. Stewart has served as Director, Corporate Finance of Acacia. He is founder of Acacia where he served as Chairman of the Board from January 1993 to March 2000, President from January 1993 to January 1997, and Chief Financial Officer from January 1997 to October 1999. Mr. Stewart was also a director of Acacia from January 1993 to March 2000. Mr. Stewart is currently a director of Whitewing Labs, Inc.

SCIENTIFIC ADVISORY BOARD

     Our scientific advisory board consists of individuals with demonstrated expertise in various fields related to our business who advise us concerning long-term scientific planning and technical matters. The current members of our scientific advisory board are Brooke P. Anderson, Ph.D., Donald D. Montgomery, Ph.D. and Roger L. Whiting, Ph.D. Drs. Anderson and Montgomery are our officers. We are seeking additional outside members of our scientific advisory board.

     Roger L. Whiting, Ph.D. is a founder and, since October 1999, the President and Chief Scientific Officer of Roxro Pharma LLC, a pharmaceutical company. From July 1995 to September 1999, Dr. Whiting was the Senior Vice President of the Neurobiology Business Unit of Roche Bioscience, a division of Syntex (U.S.A.) Inc., a pharmaceutical research company. Dr. Whiting received a bachelor's degree from the University of Bradford, UK and his Ph.D. from Aston University, UK.

     Dr. Whiting is not one of our employees and has entered into an advisory services agreement with us covering the terms of his position on the scientific advisory board. Our scientific advisors will be paid an annual fee and reimbursed for reasonable out-of-pocket expenses in connection with their services rendered to us. We also grant each outside advisor options to acquire our common stock, some of which are subject to vesting. Dr. Whiting is, and we expect that any additional outside members will be, employed by employers other than us and may have commitments to, or consulting or advisory contracts with, other entities that may conflict or compete with their obligations to us. Generally, our outside scientific advisors are not expected to devote a substantial portion of their time to our matters.

BOARD OF DIRECTORS AND COMMITTEES

     We currently have eleven directors. Our board of directors is divided into three classes serving staggered three-year terms:

     - The term of our Class I directors will expire at our 2001 annual meeting;

     - The term of our Class II directors will expire at our 2002 annual meeting; and

     - The term of our Class III directors will expire at our 2003 annual meeting.

     All directors are elected to hold office until their successors have been elected. There are no family relationships among any of our directors or executive officers. Because we have a classified board, only four of our eleven board members will be elected at each annual stockholders' meeting, or three in the case of our Class I directors, with the other directors continuing for the remainder of their class terms.

     Our board of directors has a compensation committee and an audit committee. Our compensation committee is responsible for, among other things, determining salaries, incentives and other forms of compensation for our directors, officers and other employees and administering various incentive compensation and benefit plans. Dr. Brody and Messrs. Currie, Ryan and Stewart are the current members of the compensation committee.

     Our audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. Drs. Brody and Rosenkranz and Mr. Akin are the current members of the audit committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our board of directors established its compensation committee in October 1999. Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationships exist between any member of our compensation committee and any member of any other company's board of directors or compensation committee, other than Mr. Ryan who is a member of our compensation committee and a director of Acacia.

DIRECTOR COMPENSATION

     None of our directors who are either employees of our company or of Acacia receives directors' fees for serving on our board of directors except for R. Bruce Stewart. He and our other directors receive annual directors' fees of $25,000, payable quarterly. All directors are entitled to reimbursement for reasonable expenses incurred in attending meetings of directors.

     At the meeting of our board of directors in September 2000, the compensation committee of our board awarded 10-year options to purchase 50,000 shares of our common stock to each of Drs. Brody and Rosenkranz and options to purchase 25,000 shares to our remaining directors, who are not our executive officers. The options were issued pursuant to our 1998 Stock Option Plan, have a term of ten years and are exercisable at $9.00 per share. One-half the options granted to Drs. Brody and Rosenkranz vest in full on the first anniversary date of the grant, and the balance vests ratably in annual increments over three years. The options granted to the other directors vest ratably in quarterly increments over a three-year period. On October 6, 2000, the compensation committee of our board granted to Amit Kumar, Ph.D. an additional ten-year option to purchase 25,000 shares at $9.00 per share. These options become fully vested on the second anniversary of the date of grant.

EXECUTIVE COMPENSATION

     During our fiscal year ended December 31, 1999, Paul R. Ryan, the Chief Executive Officer of Acacia, served as our interim Chief Executive Officer. Mr. Ryan was not compensated by us for serving in this capacity.

     The following table sets forth all compensation paid to or earned, including salary, bonus, stock options and other compensation, during the fiscal year ended December 31, 1999 by our executive officers whose total annual compensation exceeded $100,000 during that year. We may refer to these officers as our named executive officers in other parts of this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                           ANNUAL COMPENSATION          SECURITIES
                                                     -------------------------------    UNDERLYING
               NAME AND POSITION(S)                  SALARY($)   BONUS($)   OTHER($)    OPTIONS(#)
--------------------------------------------------   ---------   --------   --------   ------------
Perry Kaminski, Executive Vice
  President Product Development...................   $140,000       --         --        160,000
Donald D. Montgomery, Ph.D.,
  Vice President Research and Development.........    110,000       --         --             --

     During the nine months ended September 30, 2000, we employed a full-time Chief Executive Officer and several senior executive officers in anticipation of the commercialization of our products. The following table reflects the names, annual salaries and dates of employment of our new Chief Executive Officer and our four new other most highly compensated executive officers based on their annual salaries:

                                                               ANNUAL
                    NAME AND POSITION(S)                       SALARY     DATE OF EMPLOYMENT
------------------------------------------------------------  --------    ------------------
Gerald D. Knudson, Chairman and Chief Executive Officer.....  $295,000     February 3, 2000
Patrick A. Quarles, President and Chief Operating Officer...   250,000        July 17, 2000
Patrick D. de Maynadier, Executive Vice President, General
  Counsel and Corporate Secretary...........................   225,000         June 1, 2000
Stephen G. Burke, Executive Vice President of Finance, Chief
  Financial Officer and Treasurer...........................   190,000         May 15, 2000
Jeffrey B. Oster, Ph.D., Senior Vice President of
  Intellectual Property and Associate General Counsel.......   180,000      October 6, 2000

                       OPTION GRANTS IN LAST FISCAL YEAR

     No options were granted to the named executive officers during our fiscal year ended December 31, 1999 except for the 180,000 options granted to Mr. Kaminski and described under the option table set forth in "Relationships and Related Party Transactions -- Relationships with Others".

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

     The following table provides information concerning the number and value of unexercised options held by the named executive officers on December 31, 1999. None of the named executive officers exercised any options during the fiscal year ended December 31, 1999.

                                                 NUMBER OF SECURITIES
                                                      UNDERLYING                 VALUE OF UNEXERCISED
                                                UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                                  DECEMBER 31, 1999              DECEMBER 31, 1999(1)
                                             ----------------------------    ----------------------------
                   NAME                      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-------------------------------------------  -----------    -------------    -----------    -------------
Perry Kaminski.............................    43,345          116,655
Donald D. Montgomery, Ph.D. ...............     7,500            2,500

---------------
(1) The value of unexercised in-the-money options held at December 31, 1999 represents the total gain which an option holder would realize if he or she exercised all of the in-the-money options held at December 31, 1999, and is determined by multiplying the number of shares of common stock underlying the options by the difference between the assumed initial public offering
    price of $     per share and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

EMPLOYMENT AGREEMENTS

     Mr. Knudson is party to an employment agreement dated February 1, 2000, as amended. The agreement will expire on January 31, 2004, but will automatically renew for additional one-year terms after that date unless either we or Mr. Knudson give notice not to renew the agreement at least 30 days prior to the expiration of the then existing term. The agreement provides for an initial annual salary of $295,000. In addition, Mr. Knudson is eligible for a discretionary bonus to be determined by the board of directors. Mr. Knudson is entitled to severance benefits under our executive severance plan.

     Mr. Quarles is party to an employment agreement dated June 12, 2000, as amended. The agreement will expire on July 16, 2004, but will automatically renew for additional one-year terms after that date unless either we or Mr. Quarles give notice not to renew the agreement at least 30 days prior to the expiration of the then existing term. The agreement provides for an initial annual salary of $250,000. In addition, Mr. Quarles is eligible for a discretionary bonus to be determined by the board of directors. Mr. Quarles is entitled to severance benefits under our executive severance plan.

     Mr. de Maynadier is party to an employment agreement dated June 1, 2000, as amended. The agreement will expire on May 31, 2004, but will automatically renew for additional one-year terms after that date unless either we or Mr. de Maynadier give notice not to renew the agreement at least 30 days prior to the expiration of the then existing term. The agreement provides for an initial annual salary of $225,000. In addition, Mr. de Maynadier is eligible for a discretionary bonus to be determined by the board of directors. Mr. de Maynadier is entitled to severance benefits under our executive severance plan.

     Dr. Oster is party to an employment agreement dated September 29, 2000, as amended. The agreement will expire on September 29, 2004, but will automatically renew for additional one-year terms after that date unless either we or Dr. Oster give notice not to renew the agreement at least 30 days prior to the expiration of the then existing term. The agreement provides for an initial annual salary of $180,000. In addition, Dr. Oster is eligible for a discretionary bonus to be determined by the board of directors. Dr. Oster is entitled to severance benefits under our executive severance plan.

     Dr. Montgomery is party to an employment agreement dated April 19, 1996, as amended. The agreement will expire on April 19, 2001. Dr. Montgomery's current salary is $180,000. His agreement provides for an annual bonus applicable to other peer executives. Dr. Montgomery is entitled to severance benefits under our executive severance plan.

BENEFIT PLANS

  1996 STOCK OPTION PLAN

     In 1996 our board of directors adopted and our stockholders approved our 1996 Stock Option Plan. Initially, a total of 500,000 shares of common stock were issuable under the 1996 Stock Option Plan pursuant to the exercise of options granted under that plan. Under the 1996 Stock Option Plan, all our employees, including our officers and directors and any independent contractor or advisor who performs services for us, are eligible to receive grants of nonstatutory options. Employees are also eligible to receive grants of incentive stock options, or ISOs, intended to qualify under Section 422 of the Internal Revenue Code. The 1996 Stock Option Plan is currently administered by the compensation committee of our board of directors, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant, and prescribes other terms and conditions, including the type of consideration to be paid to us upon exercise and vesting schedules in connection with each grant. The 1996 Stock Option Plan contains no provision for the acceleration of the vesting of options upon the occurrence of a change of control.

     The exercise price under the nonstatutory options generally must be at least 85% of the fair market value of our common stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of our common stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power of our company, not less than 110% of such fair market value. The term of an option cannot exceed ten years, and the term of an ISO granted to a holder of more than 10% of the voting power of our company cannot exceed five years. Options generally expire not later than 30 days following a termination of employment or six months following the optionee's death or permanent disability.

     As of September 30, 2000, we had outstanding under the 1996 Stock Option Plan options to purchase an aggregate of 197,250 shares of common stock at a weighted exercise price of approximately $1.53 per share. In November 2000 our board of directors determined that no additional options to purchase shares of common stock would be granted under the 1996 Stock Option Plan because of the creation of the 2000 Stock Awards Plan.

  1998 STOCK OPTION PLAN

     Our 1998 Stock Option Plan was adopted by our board of directors and approved by our shareholders in July 1998. A total of 5,000,000 shares of common stock were initially issuable under this plan. Under the 1998 Stock Option Plan, all our employees, including our officers and directors and any independent contractor or advisor who performs services for us, are eligible to receive grants of nonstatutory options. Employees are also eligible to receive grants of incentive stock options, or ISOs, intended to qualify under Section 422 of the Internal Revenue Code. The 1998 Stock Option Plan is currently administered by the compensation committee of our board of directors, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant, and prescribes other terms and conditions, including the type of consideration to be paid to us upon exercise and vesting schedules in connection with each grant. Substantially all options granted under the 1998 Stock Option Plan vest upon the occurrence of a change of control. A change of control for this purpose generally means the acquisition by a person or group of persons of 50% or more of the outstanding shares of our capital stock or substantially all our assets and also includes a reduction in Acacia's interest in us below 25%.

     The exercise price under the nonstatutory options generally must be at least 85% of the fair market value of our common stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of our common stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power of our company, not less than 110% of such fair market value. The term of an option cannot exceed ten years, and the term of an ISO granted to a holder of more than 10% of the voting power of our company cannot exceed five years. Options generally expire not later than 30 days following a termination of employment or six months following the optionee's death or permanent disability.

     As of September 30, 2000, we had outstanding under the 1998 Stock Option Plan options to purchase 3,322,971 shares of common stock at a weighted exercise price of approximately $4.95 per share. In November 2000 our board of directors determined that no additional options to purchase shares of our common stock would be issued under the 1998 Stock Plan because of the creation of our 2000 Stock Awards Plan.

  2000 STOCK AWARDS PLAN

     In November 2000 the Board of Directors and our stockholders approved the 2000 Stock Awards Plan. The 2000 Stock Awards Plan is intended to provide employees, directors and consultants with an opportunity to acquire a proprietary interest in our company and additional incentive and reward opportunities based on the growth in the common stock price of our company and to aid us in attracting and retaining outstanding personnel. The 2000 Stock Awards Plan provides for the granting of incentive stock options or options that do not constitute incentive stock options, restricted stock awards, stock appreciation rights, performance awards and phantom stock awards, or any combination of the foregoing. The maximum number of shares of our common stock that may be issued under the 2000 Stock Awards Plan may not exceed 1,360,529 shares. Shares of common stock which are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. Under the 2000 Stock Awards Plan, options issued under the plan will accelerate upon a change of control, as defined in our severance plan described below.

     Administration. The 2000 Stock Awards Plan will be administered by the compensation committee of our board of directors. The compensation committee will have the power to determine which employees, directors and consultants will receive an award, the time or times when such award will be made, the type of the award and the number of shares of our common stock to be issued under the award or the value of the award. Only persons who at the time of the award are our or one of our affiliates' employees, directors or consultants will be eligible to receive awards under the 2000 Stock Awards Plan. No person may receive in any calendar year options, grants, awards or rights representing or relating to more than 300,000 shares of common stock.

     Options. The 2000 Stock Awards Plan will provide for two types of options: incentive stock options and nonqualified stock options. The compensation committee will designate the persons to receive the options, the number of shares subject to the options and the terms and conditions of each option granted under the 2000 Stock Awards Plan. The term of any option granted under the 2000 Stock Awards Plan shall be determined by the compensation committee; provided, however, that an incentive stock option may only be awarded to an employee and that the term of any incentive stock option cannot exceed ten years from the date of the grant and any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of shares of our company must not be exercisable after the expiration of five years from the date of grant. Generally, the exercise price of options granted under the 2000 Stock Awards Plan cannot be less than the fair market value of a share of our common stock on the date the option is granted. Further, the exercise price of any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of shares of our company must be at least 110% of the fair market value of our common stock on the date such option is granted. The exercise price of options granted under the 2000 Stock Awards Plan will be paid in full in a manner prescribed by the compensation committee.

     Restricted Stock Awards. Pursuant to a restricted stock award, our common stock will be delivered to an employee, director or consultant, or eligible person, at the time the award is made without any cash payment to us, except to the extent otherwise provided by the compensation committee or required by law; provided, however, that our shares will be subject to certain restrictions on disposition and certain obligations to forfeit the shares to us as may be determined in the discretion of the compensation committee.

     The restrictions on disposition may lapse based upon our attainment of specific performance targets established by the compensation committee that are based on:

     - the price of a share of our common stock;

     - our earnings per share;

     - our revenue;

     - the revenue of a business unit of our company designated by the compensation committee;

     - the return on stockholders' equity achieved by our company; or

     - our pre-tax cash flow from operations.

     The restrictions on disposition may also lapse based upon the grantee's tenure with our company, or a combination of factors. We will retain custody of the common stock issued pursuant to a restricted stock award until the disposition restrictions lapse. A recipient may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of the shares until the expiration of the restriction period. However, upon the issuance to a recipient of our common stock pursuant to a restricted stock award, except for the foregoing restrictions, a grantee will have all the rights of a stockholder with respect to the shares, including the right to vote the shares and to receive all dividends and other distributions paid with respect to the shares.

     Stock Appreciation Rights. A stock appreciation right permits the holder to receive an amount in cash, common stock, or a combination of cash and stock, as determined by the compensation committee, equal in value to the number of stock appreciation rights exercised by the holder multiplied by the excess of the fair market value of our common stock on the exercise date over the exercise price of the stock appreciation rights. Stock appreciation rights may or may not be granted in connection with the grant of an option. A stock appreciation right may be exercised in whole or in such installments and at such time as determined by the compensation committee.

     Performance and Phantom Stock Awards. The 2000 Stock Awards Plan will permit grants of performance awards and phantom stock awards, which may be paid in cash, common stock, or a combination of these as determined by the compensation committee. Performance awards granted under the 2000 Stock Awards Plan will have a maximum value established by the compensation committee at the time of the grant. A person's receipt of the amount of the award will be contingent upon satisfaction by us, or any division or department of our company, of future performance conditions established by the compensation committee prior to the beginning of the performance period.

     Performance awards may be subject to later revisions as the compensation committee deems appropriate to reflect significant unforeseen events or changes. A performance award will terminate if the recipient does not remain continuously employed, fails to serve on the board or fails to perform services for us at all times during the applicable performance period except as otherwise provided by the compensation committee at the time of grant. Phantom stock awards granted under the 2000 Stock Awards Plan are awards of common stock or rights to receive amounts equal to the fair market value of common stock over a specific period of time. All awards under the 2000 Stock Awards Plan vest over a period of time or upon the occurrence of a specific event or events, including, without limitation, a change of control, as established by the compensation committee, without payment of any amounts by the holder, except to the extent required by law, or satisfaction of any performance criteria or objectives.

     A phantom stock award will terminate if the recipient's employment with us terminates during the applicable vesting period or, if applicable, the occurrence of a specific event or events, except as otherwise provided by the compensation committee at the time of grant. In determining the value of performance awards or phantom stock awards, the compensation committee must take into account the employee's responsibility level, performance, potential, other awards under the 2000 Stock Awards Plan and such other considerations as it deems appropriate. The payment may be made in a lump sum or in installments as determined by the compensation committee. Any payment made in common stock will be based upon the fair market value of our common stock on the payment date.

     Income Tax Considerations. Upon the exercise of a nonqualified option, the optionee will recognize ordinary taxable income on the amount that the fair market value of our common stock purchased exceeds the price paid for such common stock under the option. We shall be able to deduct the same amount for federal income tax purposes. The exercise of an incentive stock option has no tax consequence to an optionee or to us. At the time the restrictions lapse on a restricted stock award, the holder of the award will recognize ordinary taxable income in an amount equal to the fair market value of the shares of common stock on which the restrictions lapse. The amount of ordinary taxable income recognized by the holder of a restricted stock award is deductible by us. Upon the exercise of a stock appreciation right, the holder of the right must include in ordinary taxable income the amount of cash or the fair market value of the shares of common stock received. The amount of ordinary taxable income recognized by the holder of the stock appreciation right is deductible by us. A holder of a performance award or phantom stock award will include in his or her ordinary taxable income the fair market value of the shares of common stock related to the award when the holder's rights in the award first becomes transferable or is no longer subject to a substantial risk of forfeiture. The amount of ordinary taxable income recognized by the holder of the award is deductible by us.

     Section 162(m). Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for a public company for compensation to the chief executive officer and the four other most highly compensated executive officers in excess of $1.0 million in any calendar year. Compensation that qualifies as "performance-based compensation" is excluded from the $1.0 million deductibility cap, and as a result remains fully deductible by the company that pays it. We intend for awards granted under the 2000 Stock Awards Plan to qualify as performance-based compensation.

  SEVERANCE PLANS

     All Employees. In November 2000 our board of directors approved a general severance plan providing all employees with certain benefits upon their termination of employment by us for lack of work. Upon the termination of any employee for lack of work, the employee will be provided with either four-week's notice or four-week's salary in lieu of notice and paid a lump sum amount equal to two-week's salary per year of service up to 26 weeks plus unused accrued benefits. The employee will also be provided continuing medical and dental benefits for a period equal to the number of weeks of base salary he or she is paid, as well as continuation of life insurance for the same period.

     Executive Officers. Under a second severance plan also adopted by our board of directors in November 2000, benefits are based upon an executive employee's position with us. We have divided those executives into two categories: senior vice president or above, and vice president.

     Senior Vice Presidents and Above. Upon the non-voluntary termination of an executive, other than for cause, death or disability who is a senior vice president or above that is not in connection with a change of control, the executive will:

     - receive a lump sum payment equal to any amount of compensation or vacation earned through the date of the non-voluntary termination, plus twelve months of the executive's base salary and target bonus; and

     - be provided continuing medical and dental benefits.

     Upon the non-voluntary termination or constructive termination of an executive who is a senior vice-president or above that is in anticipation of a change of control or within two years after a change of control, the executive will:

     - receive within 30 days after the constructive termination or non-voluntary termination, cash from us in one lump sum in an amount equal to the sum of any amount of compensation or vacation earned through the date of termination, plus two times the executive's annual base salary effective immediately prior to the change of control and two times the bonus the executive would have received had targeted levels of performance been achieved for the fiscal year in which the change of control occurs;

     - be provided continuing medical and dental benefits; and

     - during the period commencing on the date of the constructive termination or non-voluntary termination and ending on the first anniversary thereafter, receive, subject to a $1,000 per month limit, office and secretarial support for the purpose of finding new employment.

     Vice Presidents. Upon the non-voluntary termination of a vice president, other than for cause, death or disability, not in connection with a change of control, the vice president will:

     - receive a lump sum payment equal to any amount of compensation or vacation earned through the date of non-voluntary termination, plus twelve months of the executive's base salary and target bonus; and

     - be provided continuing paid medical and dental benefit.

     If the employment of a vice president is terminated on account of a constructive termination or non-voluntary termination and that termination is in anticipation of a change of control or occurs within one year after a change of control, the vice president shall:

     - receive within 30 days after a constructive termination or non-voluntary termination, cash from us in one lump sum in an amount equal to the sum of any amount of compensation or vacation earned through the date of termination, plus the vice president's annual base salary effective immediately prior to the change of control, and the bonus the vice president would have received had targeted levels of performance been achieved for the fiscal year in which the change of control occurs;

     - be provided continuing medical and dental benefits; and

     - during the period commencing on the date of the constructive termination or non-voluntary termination and ending on the date which is six months thereafter, receive, subject to a $1,000 per month limit, office and secretarial support for the purpose of finding new employment.

     For purposes of our executive severance plan and our 2000 Stock Awards Plan, a change of control is defined as:

     - any direct or indirect transfer, assignment, sale or other disposition to any transferee or group of related or affiliated transferees of either substantially all of our assets or more than 50% of the outstanding shares of ours or Acacia's common stock;

     - our being dissolved or liquidated; or

     - our or Acacia's directors ceasing to constitute a majority of their respective boards as a result of, or in connection with, a contested election of directors.

  401(k) PLAN

     We have established a tax-qualified employee savings and retirement plan for which our employees will generally be eligible. Under the 401(k) plan, employees may elect to reduce their current compensation and have the amount of the reduction contributed to the 401(k) plan. To date, we have made no matching contributions. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OUR RELATIONSHIP WITH ACACIA

  BACKGROUND

     We were incorporated in October 1995. In April 1996 Acacia acquired 4,750,000 shares of our common stock for $100,000, and Donald D. Montgomery, Ph.D., one of our directors and our Senior Vice President and Chief Technology Officer, contributed proprietary technology relating to biological array processors and $47,000 to us in exchange for 2,250,000 shares of our common stock. In connection with this transaction, Acacia and Dr. Montgomery entered into an agreement relating to the collective voting of their shares in favor of nominees for director proposed by Dr. Montgomery and Acacia. Additionally, Dr. Montgomery granted Acacia an option to purchase his shares in declining amounts over time in the event he resigned as an employee or was terminated for cause. This agreement expires upon the closing of this offering.

     Acacia subsequently sold an aggregate of 810,000 shares of our common stock for $1.00 per share at various times through March 1997. Since that time, Acacia has acquired the following additional shares of our common stock from us:

     - 114,000 shares for $2.00 per share in July 1997;

     - 1,150,000 shares for $2.00 per share in August 1999;

     - 25,000 shares in exchange for $50,000 principal amount of our 6% unsecured subordinated notes due 2001 in December 1999;

     - 2,000,000 shares for $5.00 per share in March 2000; and

     - 1,944,445 shares for $9.00 per share in August 2000.

In addition to Acacia's purchases from us, it has acquired an aggregate of 1,568,850 shares from other stockholders at a weighted average price of $5.73 per share.

     At September 30, 2000, Acacia beneficially owned 10,747,295, or 58.3%, of our outstanding common stock. This amount includes a warrant to purchase 5,000 shares of our common stock at $2.00 per share that is exercisable through January 29, 2001. Even though Acacia's preemptive right to maintain its pro rata equity position in us does not apply to this offering, we plan to request that
the underwriters reserve        shares of our common stock for sale to Acacia in
this offering at the initial public offering price so that Acacia may maintain at least a 55% interest in us. Acacia will have no contractual right to maintain its pro rata equity position in us following the closing of this offering. However, Acacia will be able to exercise significant influence over decisions by us such as to whom shares in any future offering are offered.

     Since our inception, our financial statements have been consolidated with those of Acacia. Acacia is a reporting company under the Securities Exchange Act of 1934. Its shares are quoted on the Nasdaq National Market. Since we represent a significant percentage of Acacia's total assets, it may be necessary for Acacia to either maintain at least a majority interest in us or dispose of all or substantially all of its interest in us to avoid becoming a regulated investment company.

     Since our inception, officers or directors of Acacia have represented a majority of the members of our board of directors. Additionally, officers or directors of Acacia have served from time to time as our acting Chief Executive Officer. Until August 1, 2000, Acacia maintained our accounting records. In addition, Acacia provided administrative, human resources, insurance, legal and the other services normally supplied by a parent corporation to one of its subsidiaries at no cash cost to us through December 31, 1999. On January 1, 2000, Acacia began charging us a monthly management fee and invoicing us for expenses incurred by it on our behalf. During the first seven months of 2000, Acacia invoiced us $133,000 for expense reimbursement and management fees. This management fee and expense reimbursement arrangement was terminated on August 1, 2000. These invoices were paid subsequent to September 30,

2000. Since our inception, Acacia has also made interest free advances to us from time to time to help us meet our working capital needs. These advances were not evidenced by any instrument and were payable upon demand. At December 31, 1998 and 1999, we owed Acacia approximately $3,150,000, and $50,000, respectively, for these advances. At December 31, 1997 and September 30, 2000, there were no intercompany advances payable by us to Acacia. The intercompany advances payable at December 31, 1998 and 1999 were offset in part by receivables from Acacia of approximately $4,000 and $6,000, respectively.

  ACACIA'S POSITION REGARDING ITS INVESTMENT IN US

     Acacia has announced that it intends to further develop and operate majority-owned subsidiaries, such as us, in the life sciences and technology industries. Acacia's announced focus is the formation or acquisition of companies that can use our biological array processor technology in toxicology, drug recovery, pharmacogenomics, diagnostics, agriculture and material science. In this connection we have recently entered into agreements with Acacia for the exploitation of our technology within the fields of toxicology and material science that are described in more detail below.

     Acacia has indicated to us that it intends to retain a majority position in our common stock indefinitely. There is, of course, no assurance that Acacia will not change its current intention. In the event that Acacia decides to dispose of its interest in us or acquire the interests of other stockholders in us, it can do so in a variety of ways. Acacia can, among other things:

     - unilaterally approve a merger or other transaction recommended by our board in which Acacia or a third party acquires all outstanding shares of our common stock;

     - sell all or a portion of its shares for cash to a third party without allowing other stockholders to participate in the transaction or without any requirement that it maximize stockholder value for all stockholders;

     - sell all or a portion of its shares for cash to a group of underwriters for distribution to the public;

     - distribute or spin off our shares to its stockholders;

     - make an offer to its stockholders to exchange our shares that it owns for shares of Acacia held by its stockholders; or

     - sell our shares for cash in the manner and in the amounts permitted by Rule 144.

     Some of these transactions would require the registration of our shares under the Securities Act. While Acacia has no agreement with us to register its shares, Acacia has substantial representation on our board of directors and will be able to exercise significant influence over management decisions, such as the filing of a registration statement.

     Acacia has the sole discretion to determine the timing, structure and terms of any divestiture of its shares in us, other than a divestiture pursuant to a merger or other transaction requiring approval of our board. We do not know what factors Acacia would consider in determining if, when and how it would evaluate and structure any disposition or acquisition of our shares.

  ACACIA'S CONTROLLING INTEREST

     After this offering, Acacia will own a majority of our outstanding common stock. As a result, Acacia will control substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and exercise significant influence over many matters requiring director approval. Furthermore as our restated certificate of incorporation does not prohibit stockholders from approving action by written consent without a meeting, Acacia can approve matters by written consent without providing notice or holding a stockholders' meeting. This concentration of ownership may delay or prevent a change in control of us even when a change may be in the best interests of our other stockholders. Conversely, this concentration of ownership may result in a change in control of us, even when a change in control may not be in the best interests of all stockholders. The interests of Acacia may not always coincide with our interests or the interests of our other stockholders.

  CONSULTING AGREEMENT

     Effective on November 8, 2000, we entered into a one-year consulting agreement with Acacia. Under this agreement Acacia, as an independent contractor, will supply members of its staff to assist us in various business, research, analysis and development and general technical matters, as we may request. At the present time Amit Kumar, one of our directors, and three other persons are performing consulting services for us under this agreement. We will pay Acacia for these services based upon the staff members' monthly salaries and the portion of each month spent on our business. We will also reimburse Acacia for travel, lodging and other reasonable expenses incurred by the staff members in performing their consulting services for us.

  ACACIA'S REPRESENTATIVES ON OUR BOARD OF DIRECTORS AND STOCK OWNERSHIP

     The following six persons are both our directors and directors, officers or founders of Acacia: Thomas B. Akin, Robert L. Harris II, Gerald D. Knudson, Amit Kumar, Ph.D., Paul R. Ryan and R. Bruce Stewart. In addition, Rigdon Currie, another of our directors, is considered by Acacia to be its designee on our board. Acacia has the power to elect, and has elected, our entire board in the past and will have the power to do so in the future. Our directors who are also directors or executive officers of Acacia will have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us, such as acquisitions of intellectual property, product licenses and development agreements and other corporate opportunities that may be suitable for both us and Acacia. Additionally, at September 30, 2000, Gerald D. Knudson, our Chairman and Chief Executive Officer, and a number of our other directors and executive officers were owners of shares of common stock of Acacia and held options to purchase common stock of Acacia. Their ownership of Acacia stock and options could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for our company and Acacia.

     The following table sets forth the beneficial ownership of shares of common stock of Acacia by our officers and directors as of September 30, 2000:

                                                                             PERCENTAGE OF ACACIA
                                                             SHARES              COMMON STOCK
                        NAME                           BENEFICIALLY OWNED    BENEFICIALLY OWNED(1)
-----------------------------------------------------  ------------------    ---------------------
Gerald D. Knudson....................................         4,000                     *
Patrick D. de Maynadier..............................           100                     *
Donald D. Montgomery, Ph.D. .........................        24,400(2)                  *
Brooke P. Anderson, Ph.D. ...........................       563,427(3)                3.5%
Perry Kaminski.......................................           300                     *
Siavash Ghazvini.....................................         1,000                     *
Thomas B. Akin.......................................       129,836(4)                  *
Robert L. Harris, II.................................        40,000(5)                  *
Paul R. Ryan.........................................       559,017(6)                3.5%
R. Bruce Stewart.....................................       600,000(7)                3.7%
                                                            -------                  ----
          Total......................................     1,922,080                  12.0%

---------------
 *  Less than 1%.

(1) Based upon 16,078,087 shares of common stock of Acacia outstanding as of November 10, 2000.

(2) Includes options to purchase 20,000 shares of Acacia common stock.

(3) Includes options to purchase 200,000 shares of Acacia common stock.

(4) Includes options to purchase 27,000 shares of Acacia common stock.

(5) Includes options to purchase 40,000 shares of Acacia common stock.

(6) Includes options to purchase 340,417 shares of Acacia common stock.

(7) Includes options to purchase 200,000 shares of Acacia common stock.

     On September 28, 2000, Acacia granted Gerald D. Knudson and other executive officers of ours who are not employed by Acacia incentive stock options to purchase shares of its common stock at an exercise price of $30.125 per share as follows:

                                                                NUMBER OF SECURITIES
                            NAME                                UNDERLYING OPTIONS(1)
------------------------------------------------------------    ---------------------
Gerald D. Knudson...........................................            30,000
Patrick A. Quarles..........................................            20,000
Patrick D. de Maynadier.....................................            15,000
Stephen G. Burke............................................            15,000
Donald D. Montgomery, Ph.D. ................................            12,500
Perry W. Kaminski...........................................            12,500
Brooke P. Anderson, Ph.D. ..................................            10,000
Warren G. Hargis............................................            10,000
Edward M. Eadeh.............................................            10,000
Siavash Ghazvini............................................            10,000
                                                                       -------
          Total.............................................           145,000

---------------
(1) These options were granted under Acacia's 1996 Stock Option Plan and vest quarterly in ratable increments over four years.

CONFLICTS OF INTEREST

     Our restated certificate of incorporation contains a provision addressing our relationship with Acacia and its affiliates. This provision recognizes that:

     - Acacia will remain a significant stockholder of ours indefinitely;

     - officers, directors and employees of Acacia may also serve as officers, directors and employees of us;

     - we and Acacia and its other affiliates may engage in the same, similar or related lines of business and we may compete with each other in those or overlapping businesses; and

     - we and Acacia and its other affiliates may engage in material transactions with each other.

     Our restated certificate of incorporation creates a procedure so that we and Acacia and its other affiliates may enter into mutually advantageous agreements and transactions without our officers and directors necessarily breaching their fiduciary duties to us or our stockholders. We have created a joint business development committee consisting of three of our designees and three designees of Acacia. Members of this committee need not be our directors. Our initial designees on this committee are Gerald D. Knudson, Patrick A. Quarles and Patrick D. de Maynadier. This committee will convene, examine the facts and make a non-binding recommendation regarding any proposed agreement or transaction between Acacia and us. If this committee makes a favorable recommendation, the matter will be considered:

     - by a majority of the members of our board of directors who are not officers or directors of Acacia or otherwise interested in the transaction; or

     - by a majority vote of our stockholders, other than Acacia, its affiliates and its directors and officers, actually voting to approve any transaction or agreement.

     If the transaction or agreement is approved or ratified as being fair to us in one of the foregoing ways, we may enter into the transaction or agreement. No director of ours will be considered interested in a transaction merely because of the ownership of securities in Acacia or one of its other affiliates as long as a majority of our other directors who are not officers, directors or employers of Acacia or its other affiliates make the following determination. These other directors, which may include directors who own securities in Acacia or its other affiliates, must conclude in good faith that the ownership of securities by the director in question is not reasonably likely to influence his judgment on our behalf.

     Our restated certificate of incorporation also provides a procedure for the allocation of corporate opportunities between Acacia and its other affiliates and ourselves. A corporate opportunity of ours for this purpose is defined as a business opportunity that:

     - we are financially capable of undertaking;

     - is, by its nature, in line with our business;

     - is of a practical advantage to us;

     - is one in which we have an interest or a reasonable expectancy; and

     - will result in a conflict between us and our interests or reasonable expectations, on the one hand, and the interests and reasonable expectations of Acacia and its other affiliates, on the other hand, if the opportunity is pursued by Acacia or one of its other affiliates.

     Corporate opportunities that are of potential value to both Acacia or one of its other affiliates and us will generally be allocated to the party that is initially presented with the opportunity. These corporate opportunities will be considered by the joint business development committee and our independent directors or unaffiliated stockholders only if the person who is offered the corporate opportunity falls into one of the following two categories:

     - the person is both one of our non-officer directors and a director or officer of Acacia or its other affiliates and receives the offer solely in his capacity as one of our directors; or

     - the person is both one of our officers and a non-officer director of Acacia or its other affiliates and does not receive the offer solely in his capacity as a director of Acacia or one of its other affiliates.

     Our restated certificate of incorporation provides that any other corporate opportunities of ours that are presented to Acacia or its other affiliates may be pursued by any of them or their assignees, and no one pursuing those business opportunities will incur any liability to us or our stockholders in doing so.

     The foregoing provision would cease to be effective when Acacia beneficially owns less than 25% of our stock entitled to vote in the election of directors and can be amended only with the approval of the holders of at least 80% of our common stock.

     While these provisions do not alter the fiduciary duty of loyalty of our directors or any duty Acacia may have to you under applicable Delaware law, they may make it more difficult for a stockholder to succeed in challenging any corporate opportunities pursued by Acacia consistent with these provisions or any transaction we enter into with Acacia or its other affiliates if our joint business development committee recommends the transaction and one of the specified approvals is obtained. Subject to applicable Delaware law, by becoming one of our stockholders, you will be deemed to have notice of and have consented to these provisions of our restated certificate of incorporation. Although these provisions are designed to reduce the risk that our dealings with Acacia are not on an arms' length basis or are unfair to us, we cannot assure you that our dealings with Acacia will be fair to us or will be on terms that are as favorable to us as could have been obtained from an unaffiliated third party.

  Technology Exploitation Agreements with Acacia

     Toxicology. Our independent directors have approved and we have entered into a licensing and supply agreement and related registration rights and co-sale agreements with Acacia pertaining to the use of our technology within the field of toxicology. Toxicology includes the identification, detection, characterization and treatment of adverse effects from chemicals, including drugs. The principal terms of the toxicology agreements and our understandings with Acacia are as follows:

     - a new Acacia affiliate engaged in the toxicology field, or Toxco, must be acquired by Acacia within the next six months or our agreement regarding Toxco will terminate;

     - Toxco will become one of our initial beta customers, and during the beta period, we will endeavor to develop a biological array processor for use in the field of toxicology;

     - it is contemplated that Toxco will commence commercialization of a product within approximately one year;

     - if a biological array processor for toxicology has been successfully developed and becomes available for commercial use, we will receive a 10% minority equity interest in Toxco and anti-dilution protection for our interest at least through the first round of outside financing of Toxco although there is no guarantee that we will receive this interest;

     - we will not sell biological array processors for use in the toxicology field to specified direct competitors of Toxco for one year after the first delivery of a commercial product to Toxco, and may extend such exclusivity period for an additional year at our discretion;

     - at the time of Toxco's first commercial order of biological array processors, Toxco will pay us a $1 million one-time licensing fee to use and resell biological array processors for use within the field of toxicology;

     - Toxco will purchase its requirements for biological array processors from us over the term of the agreement, subject to specified capacity limitations;

     - we expect to provide commercial biological array processors to Toxco, at a substantial discount off the price that we expect to charge third parties, and this discount will increase based upon the number of units purchased;

     - Acacia is under no obligation to make any additional equity investments in Toxco or to retain its ownership interest in us;

     - Toxco's board of directors will have three Acacia designees and two of our designees;

     - the initial term of the agreement is five years after the completion of a commercial product for sale;

     - we will grant Toxco a worldwide, non-exclusive license to use our technology and to resell biological array processors for use in the field of toxicology;

     - all improvements to our technology will be owned by us;

     - the sequences on our biological array processors used by Toxco and all related improvements will be owned by Toxco; and

     - we and Acacia will be granted registration and co-sale rights in connection with our investment pursuant to a co-sale agreement and an investor's rights agreement.

     Material Science. Our independent directors have also approved and we have entered into an exclusive license and development agreement with Acacia and related co-sale and investor's rights agreements pertaining to the use and further development of our technology within the field of material science. Material science includes fuel cell catalysts, battery materials, sensor arrays, electronic and electrochemical materials, and other materials relating to the use, storage, conversion and delivery of energy, other than those involving living or biologic systems. Acacia has formed a new subsidiary, Advanced Material Sciences, Inc., or AMS, that will develop and exploit our technology in material science. The principal terms of the agreements and our understanding with Acacia are as follows:

     - we have acquired a 33 1/3% minority interest in AMS in exchange for a $1 million capital contribution;

     - we will exclusively license our biological array processor technology to AMS for use in the material science field on a worldwide basis;

     - we will receive a typical royalty on all net sales of AMS generated from the sale of products in the area of material science;

     - we will receive a royalty free, worldwide license to use improvements to our technology developed by AMS in all fields outside of material sciences;

     - the initial term of the agreement is 20 years;

     - Acacia is under no obligation to make any additional equity investments in AMS or to retain its ownership interest in us;

     - AMS's board of directors will have three Acacia designees and two of our designees; and

     - we and Acacia are granted registration and co-sale rights in connection with our investment pursuant to a co-sale agreement and an investor's rights agreement.

     Possible Future Agreements. Acacia has announced that it intends to develop additional applications of our technology in drug recovery, pharmacogenomics, diagnostics and agriculture. Under our agreement for toxicology, we have agreed to negotiate with Toxco for applications of our technology beyond toxicology, although we are under no contractual obligation to enter into any future agreements with Toxco. We may enter into arrangements with Acacia in these and other areas, but we do not intend to enter into agreements that we believe would impair our core research and development initiatives or relate to areas where we expect to develop products in the near term. We expect that any future agreements with Acacia would:

     - relate to fields where we would not otherwise expect to develop products in the near future;

     - permit us to acquire a minority equity interest or other revenue participation in the Acacia affiliate exploiting our technology;

     - provide for sales of biological array processors manufactured by us or the payment of a royalty on all sales of products manufactured by the Acacia affiliate;

     - not be in fields that our senior management believes would harm our core research and development initiatives; and

     - be recommended by our joint business development committee and approved as being fair by the members of our board who are neither officers nor directors of Acacia or by our stockholders, other than Acacia and its affiliates.

RELATIONSHIPS WITH OTHERS

     Between January 1, 1997, and November 16, 2000, we granted options to purchase shares of common stock to our executive officers and directors pursuant to our 1996 Stock Option Plan and our 1998 Stock Option Plan as follows:

                                             NUMBER OF SECURITIES      EXERCISE          GRANT
                  NAME                     UNDERLYING OPTIONS(1)(2)     PRICE             DATE
-----------------------------------------  ------------------------    --------    ------------------
Gerald D. Knudson........................          500,000              $2.00       February 1, 2000
                                                   100,000(3)            5.00        March 6, 2000
                                                    75,000(3)            9.00       October 6, 2000
Patrick A. Quarles.......................           20,000(3)            2.00      February 11, 2000
                                                   400,000(5)            5.00        June 12, 2000
                                                    25,000(3)            9.00       October 6, 2000
Patrick D. de Maynadier..................          325,000               5.00         June 1, 2000
                                                    25,000(3)            9.00         June 1, 2000
                                                    15,000(3)            9.00       October 6, 2000
Stephen G. Burke.........................          180,000               5.00        April 26, 2000
                                                    15,000(3)            9.00       October 6, 2000
Donald D. Montgomery, Ph.D. .............           10,000(3)            9.00       October 6, 2000
Perry W. Kaminski........................          160,000(6)            2.00       October 6, 1999
                                                    20,000(3)            5.00         May 8, 2000
Jeffrey B. Oster, Ph.D. .................          160,000               9.00       October 6, 2000

                                             NUMBER OF SECURITIES      EXERCISE          GRANT
                  NAME                     UNDERLYING OPTIONS(1)(2)     PRICE             DATE
-----------------------------------------  ------------------------    --------    ------------------
Brooke P. Anderson, Ph.D. ...............           31,250(7)            2.00        August 1, 1997
                                                    20,000(8)            2.00       October 6, 1999
                                                    25,000(3)            5.00        March 15, 2000
                                                     7,500(3)(9)         9.00       October 6, 2000
                                                     1,000(9)           18.00      November 14, 2000
Warren G. Hargis.........................          110,000               5.00        March 23, 2000
                                                     5,000(3)            9.00       October 6, 2000
Edward M. Eadeh..........................          175,000               5.00         May 22, 2000
Siavash Ghazvini.........................          150,000               5.00        March 3, 2000
                                                     5,000(3)            9.00       October 6, 2000
Roy W. Miller............................          150,000               9.00      September 22, 2000
Thomas B. Akin...........................           25,000(10)           9.00      September 22, 2000
William R. Brody.........................           50,000(10)           9.00      September 22, 2000
Rigdon Currie............................           10,000(7)            2.00        March 28, 1997
                                                    12,500(4)            2.00      February 11, 2000
                                                    25,000(10)           9.00      September 22, 2000
Robert L. Harris II......................           25,000(10)           9.00      September 22, 2000
Amit Kumar, Ph.D. .......................           25,000(10)           9.00      September 22, 2000
                                                    25,000(10)           9.00       October  6, 2000
Roberto P. Rosenkranz, Ph.D. ............           50,000(10)           9.00      September 22, 2000
Paul Ryan................................           25,000(10)           9.00      September 22, 2000
R. Bruce Stewart.........................           25,000(10)           9.00      September 22, 2000

---------------
 (1) All options were granted under the 1998 Stock Option Plan except the options granted on March 28, 1997, to Mr. Currie and the options granted to Dr. Anderson on August 1, 1997. These two grants were made under the 1996 Stock Option Plan and have five year terms.

 (2) Unless otherwise noted, all options vest monthly in ratable increments over four years from the date of hire, provided that the first vesting date occurs after the option holder completes six months of service at which time the optionee is credited with six months vesting.

 (3) Options vest monthly in ratable increments over four years from the date of grant.

 (4) These options vest in ratable monthly increments through December 31, 2000.

 (5) 100,000 options were vested upon issuance.

 (6) 76,675 options were vested at October 31, 2000, and the balance vests at the rate of 3,333 options per month.

 (7) These five-year options are fully vested.

 (8) 16,256 of these five-year options were vested at October 31, 2000, and the balance vest at the rate of 416 options per month.

 (9) This fully vested option was issued to Dr. Anderson in exchange for his execution of an assignment of inventions to us.

(10) See "Management-Director Compensation" for information regarding the vesting of these options.

     Between January 1, 1997, and September 30, 2000, we sold shares of our common stock to our officers and directors as follows:

                                                                   PURCHASE PRICE
                    NAME                       NUMBER OF SHARES      PER SHARE       MONTH OF SALE
---------------------------------------------  ----------------    --------------    -------------
Gerald D. Knudson............................      125,000             $2.00           July 2000
Patrick D. de Maynadier......................       16,000              5.00           July 2000
Stephen G. Burke.............................        2,777              9.00          August 2000
Brooke P. Anderson, Ph.D. ...................       16,000              2.00           May 1997
                                                     7,500              2.00         December 1999
Warren G. Hargis.............................        7,500              9.00          August 2000
Edward M. Eadeh..............................       40,000              6.50           July 2000
Roberto P. Rosenkranz, Ph.D. ................       11,000              9.00          August 2000
                                                   -------
          Total..............................      225,777

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Our restated certificate of incorporation permits us to, and our amended and restated bylaws provide that we will, indemnify each of our directors and officers to the fullest extent permitted by Delaware Law. Further, we have entered into indemnification agreements with each of our directors and officers. For further information, see "Description of Capital Stock -- Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information about the beneficial ownership of our common stock on September 30, 2000 and as adjusted to reflect the sale of the shares of our common stock in this offering for:

     - each person known by us to be the beneficial owner of more than 5% of our common stock;

     - each of our directors;

     - each named executive officer and each person we believe will be a named executive officer for our fiscal year ending December 31, 2000; and

     - all of our executive officers and directors as a group.

     Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o CombiMatrix Corporation, 34935 SE Douglas Street, Suite 110, Snoqualmie, WA 98065.

     We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation on the percentage of beneficial ownership on 18,433,503 shares of common stock outstanding on September 30, 2000 and shares of common stock outstanding upon completion of this offering.

     In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2000. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Asterisks represent beneficial ownership of less than one percent.

                                                                                 PERCENTAGE OF
                                                                                 COMMON STOCK
                                                                              BENEFICIALLY OWNED
                                                            SHARES         -------------------------
                                                         BENEFICIALLY      BEFORE THE      AFTER THE
         NAME AND ADDRESS OF BENEFICIAL OWNER               OWNED           OFFERING       OFFERING
-------------------------------------------------------  ------------      ----------      ---------
Acacia Research Corporation............................   10,747,295(1)       58.3%
55 South Lake Avenue, Suite 650
Pasadena, CA 91101
Donald D. Montgomery, Ph.D.............................    2,260,000(2)       12.3
Gerald D. Knudson......................................      270,625(3)        1.5
Patrick A. Quarles.....................................      100,000(4)          *
Patrick D. de Maynadier................................       16,000             *
Stephen G. Burke.......................................       25,277(5)          *
Perry W. Kaminski......................................       90,010(6)          *
Thomas B. Akin.........................................           --(7)         --
Talkot Capital, LLC
2400 Bridgeway, Suite 200
Sausalito, CA 94965
William R. Brody, M.D., Ph.D. .........................       11,111             *
Johns Hopkins University
242 Garland Hill
Baltimore, MD 21218
Rigdon Currie..........................................       22,500(8)          *
1 Balboa Avenue
Point Reyes Station, CA 94956-1120
Robert L. Harris II....................................           --(9)         --
Acacia Research Corporation
55 South Lake Avenue, Suite 650
Pasadena, CA 91001

                                                                                 PERCENTAGE OF
                                                                                 COMMON STOCK
                                                                              BENEFICIALLY OWNED
                                                            SHARES         -------------------------
                                                         BENEFICIALLY      BEFORE THE      AFTER THE
         NAME AND ADDRESS OF BENEFICIAL OWNER               OWNED           OFFERING       OFFERING
-------------------------------------------------------  ------------      ----------      ---------
Amit Kumar, Ph.D. .....................................           --            --
Acacia Research Corporation
55 South Lake Avenue, Suite 650
Pasadena, CA 91001
Roberto P. Rosenkranz, Ph.D. ..........................       19,250(10)         *
Roxro Pharma LLC
1010 El Camino Real, Ste. 210
Menlo Park, CA 98025
Paul R. Ryan...........................................       10,000(11)         *
Acacia Research Corporation
55 South Lake Avenue, Suite 650
Pasadena, CA 91001
R. Bruce Stewart.......................................       10,000(12)
Acacia Research Corporation
55 South Lake Avenue, Suite 650
Pasadena, CA 91101
All directors and executive officers as a group (21        2,834,773(13)      15.4
  persons).............................................

-------------------------
 *  Less than 1%

(1) Includes a warrant to purchase 5,000 shares of common stock.

(2) Includes options to purchase 10,000 shares of common stock.

(3) Includes option to purchase 145,625 shares of common stock and excludes shares of common stock owned by an investment partnership in which Mr. Knudson has a minority interest. Excludes 10,747,295 shares beneficially owned by Acacia of which Mr. Knudson is a director.

(4) Includes options to purchase 100,000 shares of common stock.

(5) Includes options to purchase 22,500 shares of common stock.

(6) Includes options to purchase 90,010 shares of common stock.

(7) Excludes 10,747,295 shares beneficially owned by Acacia of which Mr. Akin is a director.

(8) Includes options to purchase 22,500 shares of common stock.

(9) Excludes 10,747,295 shares of common stock beneficially owned by Acacia of which Mr. Harris is a director.

(10) Includes 11,000 shares indirectly held by Dr. Rosenkranz through Grama Ventures LLP. Also includes 8,250 shares held by GPP Partners LLC, an entity and over which Dr. Rosenkranz has indirect investment control; Dr. Rosenkranz disclaims beneficial ownership of 5,500 of those shares.

(11) Includes options to purchase 10,000 shares of common stock. Excludes 10,747,295 shares beneficially owned by Acacia of which Mr. Ryan is a director.

(12) Includes options to purchase 10,000 shares of common stock. Excludes 10,747,295 shares beneficially owned by Acacia.

(13) Includes options to purchase 169,428 shares and a warrant to purchase 1,500 shares of common stock. Excludes 10,747,295 shares beneficially owned by Acacia of which Messrs. Knudson, Akin, Harris and Ryan are directors.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and the provisions of our restated certificate of incorporation and amended and restated bylaws is a summary. Statements contained elsewhere in this prospectus relating to these provisions are not necessarily complete. We refer you to the restated certificate of incorporation and amended and restated bylaws that we have filed with the SEC as exhibits to our registration statement, of which this prospectus is a part.

     Our authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value, and 50,000,000 shares of preferred stock, $0.001 par value.

COMMON STOCK

     As of September 30, 2000 there were 18,433,503 shares of common stock outstanding and held by approximately 180 stockholders of record. After this
offering, there will be           shares of our common stock outstanding, or
          shares if the underwriters exercise their over-allotment option in full.

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. See "Relationships and Related Party
Transactions -- Our Relationship with Acacia" for information relating to Acacia's ownership of more than a majority of our outstanding shares of common stock. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose. See "Our Policy Concerning Dividends." Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Following completion of this offering, no holder of common stock will have any preemptive or conversion right or other subscription right, and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Currently there are no shares of our preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue from time to time preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions of our preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of us.

WARRANTS

     As of September 30, 2000, we had outstanding warrants entitling their holders to purchase an aggregate of 176,550 shares of common stock at a weighted average exercise price of $2.54 per share.

REGISTRATION RIGHTS

     None of our shareholders has a contractual right to require us to register any of its shares of common stock for sale under the Securities Act of 1933.

DELAWARE ANTI-TAKEOVER LAW AND PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

     Acacia's ownership of a majority of the outstanding shares of our common stock makes it impossible for a third party to acquire us or remove our incumbent officers and directors without Acacia's approval. Even if Acacia reduced its ownership interest in us below 50%, provisions of Delaware Law, our restated certificate of incorporation and amended and restated bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal, in the event Acacia ever reduces its percentage of ownership of our common stock below 50%, outweigh the disadvantages of discouraging these proposals because, among other things, negotiation could result in an improvement of their terms.

     We are subject to Section 203 of Delaware Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

     - the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

     - on or subsequent to the date the person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special stockholders meeting by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholders.

     A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. We do not believe Acacia is subject to the provisions of Section 203 because it has owned more than 15% of our common stock for more than three years.

     Our restated certificate of incorporation or our amended and restated bylaws:

     - do not permit cumulative voting in the election of directors;

     - permit the board of directors to issue preferred stock with voting or other rights without any stockholder action;

     - provide that our board of directors will be divided into three classes, with each class serving staggered three-year terms, which provision may only be amended with the approval of shareholders owning 80% of our outstanding shares of our stock;

     - establish procedures, including advance notice procedures with regard to stockholder proposals at stockholder meetings, and with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors;

     - preclude the ability of stockholders, other than Acacia, to call a special meeting of stockholders;

     - grant our board of directors the power to adopt, alter, amend and repeal our bylaws;

     - require advance notice for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders; and

     - prohibit our stockholders from removing directors without cause.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our management if Acacia ever owns less than a majority of the outstanding shares of our common stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our restated certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors except to the extent that an exemption or limitation of liability is not permitted under Delaware Law, as in effect from time to time. Delaware Law currently provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability:

     - for any breach of their duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Delaware Law; or

     - for any transaction from which the director derived an improper personal benefit.

     Our restated certificate of incorporation permits us to, and our amended and restated bylaws provide that we will, indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers of our company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Computershare Investor Services, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

SALE OF RESTRICTED SHARES AND LOCK-UP AGREEMENTS

     Upon completion of this offering, we will have an aggregate of
outstanding shares of common stock, or          shares if the underwriters
exercise the over-allotment option in full. As of September 30, 2000, we had issued:

     - outstanding stock options to employees, consultants and directors for the purchase of an aggregate of 3,520,221 shares of common stock; and

     - outstanding warrants to purchase 176,500 shares of common stock.

     In addition, between October 1, 2000, and November 16, 2000, we issued options to purchase an additional 584,550 shares of common stock.

     The          shares of common stock being sold in this offering will be freely tradable (other than by an affiliate of our company as such term is defined in the Securities Act of 1933, or Securities Act) without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder.

     Our directors, executive officers and substantially all of our stockholders, who collectively hold an aggregate of approximately 18,000,000 shares of common stock, have agreed, pursuant to lock-up agreements, that they will not sell any common stock owned by them without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of this prospectus.

     Following the expiration of the lockup period, approximately 19,500,000 shares of common stock, including shares issuable upon the exercise of certain options, will be available for sale in the public market subject to compliance with Rule 144 or Rule 701, including approximately 1,500,000 shares eligible for the sale under Rule 144(k).

RULE 144

     In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of common stock,
       approximately          shares immediately after this offering, assuming
       no exercise of the underwriters' over-allotment option, or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

     Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the ninety days preceding a sale, and who has beneficially owned the shares to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner-of-sale or other limitations contained in Rule 144.

RULE 701

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the two-year minimum holding period requirements.

STOCK OPTIONS

     We intend to file registration statements under the Securities Act covering approximately 5,400,000 shares of common stock reserved for issuance under the 1996 Stock Option Plan, 1998 Stock Option Plan and the 2000 Stock Awards Plan. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under that registration statement will be available for sale in the open market, unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this prospectus, the term "non-U.S. holder" is a person other than:

     - a citizen or individual resident of the United States for United States federal income tax purposes;

     - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States;

     - an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, in general, if it is subject to the primary supervision of a court within the United States and the control of one or more United States persons.

     This discussion does not consider:

     - United States state and local or non-United States tax consequences;

     - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership, that the United States tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

     - the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

     - special tax rules that may apply to certain non-U.S. holders, including, without limitation, banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting; or

     - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle", "hedge", or "conversion transaction," or any similar or hybrid financial instrument.

     The following is based on current provisions of the United States Internal Revenue Code of 1986, as amended, applicable United States Treasury regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information. ACCORDINGLY, EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     In the event that dividends are paid on the shares of common stock, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a "permanent establishment," or in the case of an individual, a "fixed base", in the United States, as provided in that treaty ("U.S. trade or business income"), are generally subject to United States federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files the appropriate United States Internal Revenue Service form with the payor. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

     Dividends paid prior to January 1, 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000:

     - a non-U.S. holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

     - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a United States taxpayer identification number; and

     - look-through rules will apply for tiered partnerships.

     A non-U.S. holder of common stock that is eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized on a sale or other disposition of common stock unless:

     - the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate non-U.S. holder;

     - the non-U.S. holder is an individual who holds the common stock as a capital asset, generally an asset held for investment purposes, is present in the United States for more than 182 days in the taxable year of the sale or disposition and meets certain other requirements;

     - the non-U.S. holder is subject to tax pursuant to the provisions of the United States tax law applicable to certain United States expatriates; or

     - we are or have been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we have not been and are not currently, and we do not anticipate our becoming, a "U.S. real property holding corporation" for United States federal income tax purposes. The tax relating to stock in a "U.S. real property holding corporation" will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market.

UNITED STATES FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under specified circumstances, United States Treasury regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, non-U.S. holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to January 1, 2001 to an address outside the United States. For dividends paid after December 31, 2000, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable United States Treasury regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

     The payment of the proceeds of a disposition of common stock by a non-U.S. holder to or through the United States office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of a disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a United States person or a "U.S. related person". In the case of the payment of the proceeds of a disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker that is a United States person or a "U.S. related person", information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

     - a "controlled foreign corporation" for United States federal income tax purposes;

     - a foreign person 50% or more of whose gross income for certain periods is derived from the conduct of a United States trade or business; or

     - effective after December 31, 2000, a foreign partnership if, at any time during its taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by United States persons, or (B) the partnership is engaged in a U.S. trade or business.

     Effective after December 31, 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a United States person or a "U.S. related person" unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge or reason to know that the holder is a United States person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after December 31, 2000.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                                     NUMBER
                              UNDERWRITER                           OF SHARES
      ------------------------------------------------------------  ---------
      Salomon Smith Barney Inc. ..................................
      J.P. Morgan Securities Inc..................................
        Total.....................................................
                                                                    ---------
                                                                    =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not
in excess of $     per share. The underwriters may allow, and the dealers may
reallow, a concession not to exceed of $     per share on sales to other
dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to             additional shares of
common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must, subject to specified conditions, purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We, our officers and directors and holders of substantially all our existing outstanding shares have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     We intend to request the underwriters to reserve up to 10% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. Additionally, we intend to request the
underwriters to reserve up to an additional      % of the shares of common stock
for sale at the initial public offering price to Acacia so that it can maintain at least a 55% ownership position in our company. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares so reserved by the underwriters and purchased by participants in the program and by Acacia. Any directed shares reserved but not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

     We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "CBMX."

     The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  PAID BY COMBIMATRIX
                                                              ----------------------------
                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
          Per Share.........................................    $               $
          Total.............................................    $               $

     In connection with this offering, Salomon Smith Barney Inc. on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of the bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or making stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our portion of the total expenses of this offering will be
$            .

     The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Various legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas. Some of the legal matters relating to our intellectual property will be passed upon by Howrey, Simon, Arnold & White LLP., Menlo Park, California. Other legal matters relating to our intellectual property will be passed upon by Jeffrey B. Oster, our Senior Vice President of Intellectual Property and Associate General Counsel. Mr. Oster owns unvested options to purchase 160,000 shares of our common stock at a purchase price of $9.00 per share. Various legal matters relating to the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The financial statements at December 31, 1998 and 1999 and September 30, 2000, the years ended December 31, 1997, 1998 and 1999, the cumulative period from October 4, 1995 (date of inception) to September 30, 2000, and the nine months ended September 30, 2000, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits which are part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. Each statement in this prospectus regarding the contents of the referenced contract or other document is qualified in all respects by our reference to the copy filed with the registration statement.

     For further information about us and our common stock, we refer you to our registration statement and its attached exhibits, copies of which may be inspected without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov. that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. Our periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public references facilities and Web site of the SEC referred to above.

     We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

                         INDEX TO FINANCIAL STATEMENTS

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity (Deficit)................  F-5
Statements of Cash Flows....................................  F-7
Notes to Financial Statements...............................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
CombiMatrix Corporation

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of CombiMatrix Corporation (a development stage company) at December 31, 1998, 1999, and September 30, 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, the nine months ended September 30, 2000 and the cumulative period from inception (October 4, 1995) to September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 13, Acacia Research Corporation has a majority ownership in the Company, has entered into numerous transactions with the Company, and has the ability to influence the strategic direction of the Company.

PricewaterhouseCoopers LLP
Seattle, Washington
November 14, 2000

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                             ------------------    SEPTEMBER 30,
                                                              1998       1999          2000
                                                             -------    -------    -------------
ASSETS
Current assets
  Cash and cash equivalents................................  $ 3,072    $ 1,459      $  8,701
  Short-term investments...................................       --         --        40,863
  Accounts receivable and employee advances................        1         28            37
  Prepaid expenses and other current assets................       22          6            17
  Inventory................................................       --         --           160
  Accrued interest receivable..............................       --         --           193
  Other assets.............................................       --         --           280
                                                             -------    -------      --------
          Total current assets.............................    3,095      1,493        50,251
  Property and equipment, net..............................      166        202           942
  Deposits and other assets................................      140         31            32
                                                             -------    -------      --------
          Total assets.....................................  $ 3,401    $ 1,726      $ 51,225
                                                             =======    =======      ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Accounts payable.........................................  $    60    $    27      $    424
  Accrued expenses.........................................      110        108           697
  Payable to Acacia........................................    3,146         44            83
                                                             -------    -------      --------
          Total current liabilities........................    3,316        179         1,204
Long term liabilities
  Notes payable, net.......................................    1,222         --            --
                                                             -------    -------      --------
          Total liabilities................................    4,538        179         1,204
                                                             -------    -------      --------
Contingencies and commitments (Note 9).....................
Stockholders' equity (deficit)
  Preferred stock, $0.001 par value, 10,000,000 authorized
     shares, none issued and outstanding...................       --         --            --
  Common stock and paid-in capital, $0.001 par value;
     50,000,000 shares authorized; 7,934970 and 10,670,070
     and 18,433,503 issued and outstanding.................        8         11            18
  Additional paid-in capital...............................    1,791      6,973        85,349
  Deferred compensation....................................      (23)        (4)      (22,556)
  Deficit accumulated during the development stage.........   (2,913)    (5,433)      (12,790)
                                                             -------    -------      --------
          Total stockholders' equity (deficit).............   (1,137)     1,547        50,021
                                                             -------    -------      --------
          Total liabilities and stockholders' equity.......  $ 3,401    $ 1,726      $ 51,225
                                                             =======    =======      ========

   The accompanying notes are an integral part of these financial statements.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

                                                                                                    INCEPTION
                                                                       NINE-MONTH PERIODS ENDED    (OCTOBER 4,
                                       YEARS ENDED DECEMBER 31,             SEPTEMBER 30,           1995) TO
                                   ---------------------------------   ------------------------   SEPTEMBER 30,
                                     1997        1998        1999         1999          2000          2000
                                   ---------   ---------   ---------   -----------   ----------   -------------
                                                                       (UNAUDITED)
Revenues.........................  $      --   $      --   $     143    $      20    $       17     $    160
                                   ---------   ---------   ---------    ---------    ----------     --------
Operating expenses
  Research and development
     expenses....................        627       1,494       2,334        1,654         3,839        8,735
  Marketing, general and
     administrative expense......          5          10          71           41         1,951        2,037
  Amortization of deferred stock
     compensation(*).............        121          53          36           16         2,282        2,492
  Depreciation and
     amortization................         20          35          52           37           147          289
                                   ---------   ---------   ---------    ---------    ----------     --------
          Total operating
            expenses.............        773       1,592       2,493        1,748         8,219       13,553
                                   ---------   ---------   ---------    ---------    ----------     --------
Loss from operations.............       (773)     (1,592)     (2,350)      (1,728)       (8,202)     (13,393)
Interest income..................          9          83          43           21           845          991
Interest expense.................         (1)       (174)       (213)        (164)           --         (388)
                                   ---------   ---------   ---------    ---------    ----------     --------
Net loss.........................  $    (765)  $  (1,683)  $  (2,520)   $  (1,871)   $   (7,357)    $(12,790)
                                   =========   =========   =========    =========    ==========     ========
Basic and diluted net loss per
  share..........................  $   (0.10)  $   (0.21)  $   (0.29)   $   (0.22)   $    (0.52)
                                   =========   =========   =========    =========    ==========
Weighted-average shares used in
  computing basic and diluted net
  loss per share.................  7,758,174   7,934,970   8,763,749    8,317,846    14,170,633
(*)Amortization of deferred stock
  compensation:

Research and development
  expenses.......................  $     121   $      53   $      34    $      15    $    1,153     $  1,361
Marketing, general and
  administrative expense.........         --          --           2            1         1,129        1,131
                                   ---------   ---------   ---------    ---------    ----------     --------
                                   $     121   $      53   $      36    $      16    $    2,282     $  2,492
                                   =========   =========   =========    =========    ==========     ========

   The accompanying notes are an integral part of these financial statements.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
               INCEPTION (OCTOBER 4, 1995) TO SEPTEMBER 30, 2000
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

                                                                                              DEFICIT
                                                                                            ACCUMULATED
                                            COMMON STOCK        ADDITIONAL     DEFERRED     DURING THE
                                        ---------------------    PAID-IN        STOCK       DEVELOPMENT
                                           SHARES      AMOUNT    CAPITAL     COMPENSATION      STAGE       TOTAL
                                        ------------   ------   ----------   ------------   -----------   -------
Stock issued for cash between October
  4, 1995 and December 31, 1996:
Common stock issued in April 1996 to
  founders at $0.021 per share........    7,000,000     $ 7      $   140             --            --     $   147
Common stock issued in May 1996 at
  $1.00 per share.....................      566,470       1          512             --            --         513
Net loss for the period from inception
  (October 4, 1995) to December 31,
  1996................................           --      --           --             --          (465)       (465)
                                         ----------     ---      -------       --------      --------     -------
Balances, December 31, 1996...........    7,566,470       8          652             --          (465)        195
Common stock issued in March 1997 in
  connection with stock option
  exercises...........................       25,000      --           25             --            --          25
Common stock issued in June and July
  1997 at $2.00 per share net of
  offering costs......................      343,500      --          656             --            --         656
Deferred compensation related to the
  grant of stock options..............           --      --          201           (201)           --          --
Amortization of deferred
  compensation........................           --      --           --            121            --         121
Imputed fees for management
  services............................           --      --            5             --            --           5
Net loss..............................           --      --           --             --          (765)       (765)
                                         ----------     ---      -------       --------      --------     -------
Balances, December 31, 1997...........    7,934,970       8        1,539            (80)       (1,230)        237
Issuance of common stock warrants in
  March 1998 in connection with the
  issuance of 6% unsecured
  subordinated promissory notes.......           --      --          246             --            --         246
Deferred compensation related to the
  grant of stock options..............           --      --           (4)             4            --          --
Amortization of deferred
  compensation........................           --      --           --             53            --          53
Imputed fees for management
  services............................           --      --           10             --            --          10
Net loss..............................           --      --           --             --        (1,683)     (1,683)
                                         ----------     ---      -------       --------      --------     -------
Balances, December 31, 1998...........    7,934,970       8        1,791            (23)       (2,913)     (1,137)
Common stock issued in August 1999 at
  $2.00 per share net of offering
  costs...............................    2,010,100       2        3,842             --            --       3,844
Common stock issued in December 1999
  in connection with exchange of 6%
  unsecured subordinated promissory
  notes...............................      725,000       1        1,290             --            --       1,291
Deferred compensation related to the
  grant of stock options..............           --      --           17            (17)           --          --
Amortization of deferred
  compensation........................           --      --           --             36            --          36

                                                                                              DEFICIT
                                                                                            ACCUMULATED
                                            COMMON STOCK        ADDITIONAL     DEFERRED     DURING THE
                                        ---------------------    PAID-IN        STOCK       DEVELOPMENT
                                           SHARES      AMOUNT    CAPITAL     COMPENSATION      STAGE       TOTAL
                                        ------------   ------   ----------   ------------   -----------   -------
Imputed fees for management
  services............................           --      --           33             --            --          33
Net loss..............................           --      --           --             --        (2,520)     (2,520)
                                         ----------     ---      -------       --------      --------     -------
Balances, December 31, 1999...........   10,670,070      11        6,973             (4)       (5,433)      1,547
Common stock issued in March 2000 at
  $5.00 per share net of offerings
  costs...............................    3,500,000       3       17,134             --            --      17,137
Common stock issued in connection with
  stock option exercise...............        8,750      --           18             --            --          18
Common stock issued in connection with
  stock warrant exercise..............       40,350      --          107             --            --         107
Common stock issued in June 2000 at $2
  per share (includes compensation
  expense of $210)....................      125,000      --          460             --            --         460
Common stock issued in July 2000 at
  $5.00 and $6.50 per share (includes
  compensation expense of $76)........       56,000      --          413             --            --         413
Common stock issued in August 2000 at
  $9.00 per share net of offering
  costs...............................    4,033,333       4       35,696             --            --      35,700
Deferred compensation related to the
  grant of stock options..............           --      --       24,548        (24,548)           --          --
Amortization of deferred
  compensation........................           --      --           --          1,996            --       1,996
Net loss..............................           --      --           --             --        (7,357)     (7,357)
                                         ----------     ---      -------       --------      --------     -------
Balances, September 30, 2000..........   18,433,503     $18      $85,349       $(22,556)     $(12,790)    $50,021
                                         ==========     ===      =======       ========      ========     =======

   The accompanying notes are an integral part of these financial statements.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                            NINE-MONTH PERIODS       INCEPTION
                                                                                   ENDED            (OCTOBER 4,
                                               YEARS ENDED DECEMBER 31,        SEPTEMBER 30,         1995) TO
                                               -------------------------   ---------------------   SEPTEMBER 30,
                                               1997     1998      1999        1999        2000         2000
                                               -----   -------   -------   -----------   -------   -------------
                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss.....................................  $(765)  $(1,683)  $(2,520)    $(1,871)    $(7,357)    $(12,790)
Adjustments to reconcile net loss to net cash
  used in operating activities
  Depreciation and amortization..............     20        35        52          37         146          289
  Amortization of deferred stock
    compensation.............................    121        53        36          16       2,282        2,492
  Imputed cost of management services........      5        10        33          25          --           48
  Amortization of discount on note payable
    and debt issuance costs..................     --       109       128          96          --          237
  Changes in
    Accounts receivable......................     --        (1)      (27)         --          (9)         (37)
    Prepaid expenses and other assets........     (8)       (8)       16          (5)        (11)         (17)
    Accounts payable.........................     14        38       (33)        132         397          424
    Accrued liabilities......................     (6)      110        (2)        (51)        589          697
    Inventory................................     --        --        --          --        (160)        (160)
    Accrued interest receivable..............     --        --        --          --        (193)        (193)
    Other assets.............................     --        --        --          --        (280)        (280)
    Deposits and other.......................     --       (29)       --          --          --          (32)
                                               -----   -------   -------     -------     -------     --------
      Net cash used in operating
         activities..........................   (619)   (1,366)   (2,317)     (1,621)     (4,596)      (9,322)
                                               -----   -------   -------     -------     -------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment..........    (50)      (87)      (88)        (28)       (887)      (1,224)
Purchase and sale of investments.............     --        --        --          --     (40,863)     (40,863)
                                               -----   -------   -------     -------     -------     --------
      Net cash used in investing
         activities..........................    (50)      (87)      (88)        (28)    (41,750)     (42,087)
                                               -----   -------   -------     -------     -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable..................     --     1,450        --          --          --        1,450
Advances from Acacia.........................     --     3,146     1,260       1,207          39        4,445
Repayments to Acacia.........................     --        --    (4,312)     (4,312)         --       (4,312)
Repayment of note payable....................     --       (50)       --          --          --          (50)
Debt issuance costs..........................     --      (149)       --          --          --         (149)
Proceeds from issuance of common stock.......    681        --     3,844       3,844      53,549       58,726
                                               -----   -------   -------     -------     -------     --------
      Net cash provided by financing
         activities..........................    681     4,397       792         739      53,588       60,110
                                               -----   -------   -------     -------     -------     --------
Net increase (decrease) in cash and cash
  equivalents................................     12     2,944    (1,613)       (910)      7,242        8,701
Cash and cash equivalents, beginning of
  period.....................................    116       128     3,072       3,072       1,459           --
                                               -----   -------   -------     -------     -------     --------
Cash and cash equivalents, end of period.....  $ 128   $ 3,072   $ 1,459     $ 2,162     $ 8,701     $  8,701
                                               =====   =======   =======     =======     =======     ========
                                SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest.......................  $  --   $    --   $    71     $    70     $     7     $     78
                                               =====   =======   =======     =======     =======     ========
                     SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Debt to equity exchange......................  $  --   $    --   $ 1,291     $    --     $    --     $  1,291
                                               =====   =======   =======     =======     =======     ========
Discount on notes payable due to warrants
  attached...................................  $  --   $   246   $    --     $    --     $    --     $    246
                                               =====   =======   =======     =======     =======     ========
Fair value of options and warrants issued for
  services...................................  $ 121   $    53   $    36     $    16     $   772     $    998
                                               =====   =======   =======     =======     =======     ========

   The accompanying notes are an integral part of these financial statements.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS

THE COMPANY

     CombiMatrix Corporation (the "Company") was incorporated on October 4, 1995 in the state of California and was reincorporated in the state of Delaware in September 2000. The Company is a development stage company engaged in research and development to commercialize its proprietary technology. The Company has developed a method whereby DNA, RNA, peptides, and small molecules may be rapidly synthesized on a semiconductor chip. The Company's prototype chip contains 1,024 individually addressable test sites where chemical compounds are synthesized.

     As of September 30, 2000, the Company was 58.3% owned by Acacia Research Corporation ("Acacia"), based in Pasadena, California. The Company's financial statements include all charges to reflect its cost of doing business, including allocated expenses from Acacia. These allocated expenses primarily relate to general and administrative management fees and director and officer insurance expense. Such allocated expenses are recorded as expenses with an offset to additional paid in capital (see Note 13).

     Since inception, the Company has been in the development stage and its activities have principally consisted of obtaining financing, recruiting personnel, and conducting research and development. The Company is working on several long-term development projects that involve experimental technology and may require several years and substantial expenditures to complete. No revenues have been realized to date from the Company's planned principal operations. The Company's ability to meet its business plan objectives is dependent upon its ability to raise additional financing, substantiate its technology and, ultimately, fund its operations from revenues.

     The statements of operations, stockholders' equity/(deficit), and cash flows reflect the Company's activities from October 4, 1995 to September 30, 2000.

INTERIM FINANCIAL STATEMENTS

     The interim financial statements as of September 30, 2000 and for the nine months ended September 30, 1999 (unaudited) and 2000 have been prepared on the same basis as the annual financial statements as of December 31, 1999 and in conformity with the rules and regulations of the Securities and Exchange Commission. Certain disclosures normally included in financial statements notes prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations pertaining to September 30, 1999 interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other period.

INITIAL PUBLIC OFFERING

     In September 2000, the Board of Directors authorized management of the Company to explore the filing of a registration statement with the Securities and Exchange Commission relating to an initial public offering of its common stock.

STOCKHOLDERS EQUITY

     Upon reincorporation in the State of Delaware in September 2000, the Company authorized 50,000,000 shares of $0.001 par value common stock. All common stock information in this report has been restated retroactively to reflect the reincorporation.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     The Company generally considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

SHORT-TERM INVESTMENTS

     Investments in securities with maturities of less than one year or where management's intent is to use the investments to fund current operations are classified as short-term investments. Management classifies, at the date of acquisition, its marketable securities into categories in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Currently, the Company classifies its securities as available-for-sale, which securities are reported at fair value with the related unrealized gains and losses included as a separate component in stockholders' equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in other income (expense). The fair value of the Company's investments is based on quoted market prices. The carrying value of those investments approximates their fair value. Realized and unrealized gains and losses are based on the specific identification method.

     The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Interest and dividends on all securities are included in interest income.

     The Company's short-term investments are diversified among investment grade securities in accordance with the Company's investment policy.

CONCENTRATION OF CREDIT RISK

     Cash and cash equivalents are invested in deposits with one financial institution that may, at times, exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management regularly reviews this financial institution for credit worthiness and, accordingly, minimal credit risk exists.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities.

INVENTORY

     Inventories are stated at the lower of cost, using the first-in, first-out method, or market value.

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost. Disposals are removed at cost less accumulated depreciation or amortization and any gain or loss from disposition is reflected in the statement of operations in the year of disposition. Depreciation is provided over the estimated useful lives of the depreciable assets, two to seven years, using the straight-line method. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company accounts for long-lived assets under Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires the Company to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised values, depending on the nature of the asset.

INCOME TAXES

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

REVENUE RECOGNITION

     The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in the Financial Statements" ("SAB No. 101"). Revenue from government grant and contract activities is accounted for in the period the services are performed on a percentage-of-completion method of accounting and when the services have been approved by the grantor. Amounts recognized under the percentage of completion method are limited to amounts due from customers based on contract or grant terms. All of the revenue recorded from inception to date is from grants or contracts.

     No product sales have been recognized to date.

SOFTWARE COSTS

     Software developed for use in the Company's products is expensed as incurred until both (i) technological feasibility for the software has been established, and (ii) all research and development activities for the other components of the system have been completed. The Company believes this will occur after it has received evaluations from third-party test sites and has concluded any resulting modifications to the products. Expenditures to date have been classified as research and development expense.

WEB SITE DEVELOPMENT COSTS

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and Emerging Issue Task Force (EITF) 2000-2, "Accounting for Website Development Costs." These new standards require the capitalization of certain costs relating to software acquired or developed and implemented for the Company's use. During the nine-month period ended September 30, 2000, $18,000 was capitalized relating to the development of the Company's web site. The capitalized costs will be amortized over three years. There were no capitalized costs at December 31, 1998 or 1999. Capitalized development costs are stated at the lower of cost or net realizable value. All other research and development activities have been expensed.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

RESEARCH AND DEVELOPMENT EXPENDITURES

     Research and development expenses consist of costs incurred for Company-sponsored as well as collaborative research and development activities. These costs include direct and research-related overhead expenses, and are expensed as incurred. Costs to acquire technologies which are utilized in research and development and which have no alternative future use are expensed when incurred.

PATENT COSTS

     Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the deemed fair value of the Company's stock and the exercise price of the option. Unearned compensation is being amortized on an accelerated basis using the method prescribed in Financial Accounting Standards Board Interpretation No. 28 over the vesting period of the individual options.

     The Company accounts for equity instruments issued to nonemployees in accordance with the provisions at SFAS No. 123 and Emerging Issue Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services."

NET LOSS PER SHARE

     Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded all outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are antidilutive for all periods presented.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

                                                                     NINE-MONTH PERIODS ENDED
                                    YEARS ENDED DECEMBER 31,               SEPTEMBER 30,
                              ------------------------------------   -------------------------
                                 1997         1998         1999         1999          2000
                              ----------   ----------   ----------   -----------   -----------
                                                                     (UNAUDITED)
Net loss....................  $     (765)  $   (1,683)  $   (2,520)  $   (1,871)   $    (7,357)
                              ==========   ==========   ==========   ==========    ===========
Weighted-average shares used
  in computing basic and
  diluted net loss per
  share.....................   7,758,174    7,934,970    8,763,749    8,317,846     14,170,633
                              ==========   ==========   ==========   ==========    ===========
Basic and diluted net loss
  per share.................  $    (0.10)  $    (0.21)  $    (0.29)  $    (0.22)   $     (0.52)
                              ==========   ==========   ==========   ==========    ===========
Antidilutive securities not
  included in diluted net
  loss per share calculation
  Options to purchase common
     stock..................     197,250      197,250      624,250      197,250      3,520,221
  Warrants to purchase
     common stock...........      15,100      173,850      173,850      173,850        176,550
                              ----------   ----------   ----------   ----------    -----------
                                 212,350      371,100      798,100      371,100      3,696,771
                              ----------   ----------   ----------   ----------    -----------

COMPREHENSIVE INCOME

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") effective January 1, 1998. SFAS No. 130 requires the disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. SFAS No. 130 had no impact on the Company and, accordingly, a separate statement of comprehensive income has not been presented.

SEGMENTS

     Effective in January 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131") and related disclosures about its products, services, geographic areas and major customers. The Company has determined that it operates in only one segment. Accordingly, the adoption of SFAS No. 131 had no impact on the Company's financial statements.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that effect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

CERTAIN RISKS AND UNCERTAINTIES

     The Company's services are concentrated in highly competitive markets that are characterized by rapid technological advances, frequent changes in customer requirements and evolving regulatory requirements and industry standards. Any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements of changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of services, could have a material adverse effect on the Company's business and operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities" ("SFAS No. 133") which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000; however it is not anticipated to have an impact on the Company's results of operations or financial condition when adopted as the Company holds no derivative financial instruments and does not currently engage in hedging activities.

     In December 1999 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company has recognized revenue and made disclosures in accordance with SAB No. 101. The adoption of SAB No. 101 did not have a material impact on the Company's financial position or results of operations; however, as the Company generates sales of products, SAB No. 101 may impact recognition of revenue.

     In March 2000 the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of the Accounting Principle Board Opinion 25 (APB 25). Among other things, this interpretation clarifies the definition of "employee" for purposes of applying APB 25, "Accounting for Stock Issued to Employees," the criteria for determining whether a plan qualifies as a noncompensatory plan, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The financial statements reflect the provisions of FIN No. 44.

3.  SHORT-TERM INVESTMENTS

     Short-term investments consisted of the following (in thousands):

                                                        DECEMBER 31,
                                                     ------------------    SEPTEMBER 30,
                                                      1998       1999          2000
                                                     -------    -------    -------------
Available-for-sale securities:
  Corporate notes..................................  $    --    $    --       $40,863

     The amortized cost of available-for-sale securities approximated its fair value at September 30, 2000.

4.  OTHER CURRENT ASSETS

     Other current assets consist of a $280,000 rental deposit at September 30, 2000 that was returned to the Company subsequent to September 30, 2000.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):

                                                          DECEMBER 31,
                                                          ------------    SEPTEMBER 30,
                                                          1998    1999        2000
                                                          ----    ----    -------------
Laboratory equipment....................................  $131    $217       $  625
Electrical equipment....................................    11      11           54
Office and computer equipment...........................    56      58          316
Office furniture and fixtures...........................    33      33          180
Web site development costs..............................    --      --           18
                                                          ----    ----       ------
                                                           231     319        1,193
Less: Accumulated depreciation and amortization.........   (65)   (117)        (251)
                                                          ----    ----       ------
                                                          $166    $202       $  942
                                                          ====    ====       ======

6.  ACCRUED EXPENSES

     Accrued expenses consisted of the following (in thousands):

                                                          DECEMBER 31,
                                                          ------------    SEPTEMBER 30,
                                                          1998    1999        2000
                                                          ----    ----    -------------
Accrued salary expenses.................................  $ 39    $ 62        $157
Accrued payroll taxes related to employee relocation....    --      --         194
Accrued legal expense...................................    --      --         270
Accrued interest........................................    68       7          --
Other accrued liabilities...............................     3      39          76
                                                          ----    ----        ----
                                                          $110    $108        $697
                                                          ====    ====        ====

7.  NOTES PAYABLE

     During March 1998 the Company issued $1,450,000 principal amount of 6% unsecured subordinated promissory notes due 2001. The notes were issued in units consisting of $5,000 principal amount of notes and ten detachable warrants to purchase shares of its common stock at an exercise price of $2.00 per share. The warrants expire in January 2001. The fair value of the warrants, determined using the Black Scholes model, was $246,000. The net proceeds of the unit sale were allocated between additional paid in capital and the notes based on the relative fair values of the notes and the warrants. In December 1999, the principal on the notes was exchanged for common stock at a purchase price of $2.00 per share, and the write-off of the remainder of the discount on the notes of $99,000 and unamortized debt issuance costs of $60,000 was charged to equity.

8.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has placed a 100% valuation allowance against its deferred tax assets due to the uncertainty surrounding the ultimate realization of such assets.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     At September 30, 2000 the Company had net operating loss carryforwards of $10.1 million, which will begin to expire in 2010. Utilization of net operating loss carryforwards is subject to the "change of ownership" provisions under
Section 382 of the Internal Revenue Code.

     The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows (in thousands):

                                                        DECEMBER 31,
                                                      ----------------    SEPTEMBER 30,
                                                      1998      1999          2000
                                                      -----    -------    -------------
Deferred tax assets
  Net operating loss carryforwards..................  $ 897    $ 1,748       $ 3,429
  Stock based compensation..........................     37         24           517
  Research and development credit...................     --        119           149
  Other.............................................     20         27            95
                                                      -----    -------       -------
                                                        954      1,918         4,190
                                                      -----    -------       -------
Deferred tax liabilities
  Depreciation......................................     (8)       (11)          (14)
  Stock-based compensation..........................     (1)        --            --
                                                      -----    -------       -------
                                                         (9)       (11)          (14)
                                                      -----    -------       -------
                                                        945      1,907         4,176
Less: Valuation allowance...........................   (945)    (1,907)       (4,176)
                                                      -----    -------       -------
Net deferred tax asset..............................  $  --    $    --       $    --
                                                      =====    =======       =======

9.  COMMITMENTS AND CONTINGENCIES

     During September 2000 the Company entered into a six-month commitment to purchase semiconductor wafers for $450,000.

     Rent expense for the years ended December 31, 1997, 1998 and 1999 was $61,000, $197,000, $259,000 respectively and for the nine-month period ended September 30, 2000 was $152,000. Rent expense was $699,000 for the cumulative period from October 4, 1995 (date of inception) to September 30, 2000. As of September 30, 2000, the Company was renting its office space on a month-to-month basis.

     The Company entered into a noncancelable operating lease for office space in October 2000. A security deposit in the form of a $783,000 letter of credit was issued November 1, 2000. The future minimum operating lease payments under the lease as of November 1, 2000 are as follows (in thousands):

YEARS ENDING DECEMBER 31,
-------------------------
2000........................................................  $   130
2001........................................................      903
2002........................................................    1,366
2003........................................................    1,636
2004........................................................    1,650
Thereafter..................................................    6,768
                                                              -------
                                                              $12,453
                                                              -------

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

10.  STOCKHOLDERS' EQUITY

WARRANTS

     Pursuant to the issuance of the notes in March 1998 (Note 7), the Company issued warrants to purchase 145,000 shares of its common stock at a price of $2.00 per share. These warrants are fully vested, exercisable at the option of the holders, in whole or in part, and expire in January 2001.

     During the years 1997 and 1998 and the nine-month period ended September 30, 2000, the Company issued 15,100, 13,750 and 31,050 warrants, respectively for the purchase of shares of common stock. These warrants, which were issued in connection with the issuance of common stock, were immediately exercisable at a price of $2.20 per share for the 1997 and 1998 warrants and $5.50 per share for the 2000 warrants. These warrants expire in the years 2000, 2001 and 2003, respectively.

     As of December 31, 1999 and September 30, 2000 the Company has reserved 173,850 and 176,550 shares of its common stock for the exercise of these warrants.

11.  STOCK OPTIONS

     In 1996 and 1998, the Company approved the 1996 Stock Option Plan and 1998 Stock Option Plan (the "Plans") for employees, directors, consultants and independent contractors under which 500,000 and 5,000,000, respectively, shares of common stock were reserved. Pursuant to the Plans, the board of directors, or the compensation committee thereof, has the authority to grant nonqualified and incentive stock options and to establish the vesting period, exercise price and expiration period of all options. Options generally vest over a four-year period and expire ten years from the date of grant. Certain options have been granted that are immediately exercisable, subject to the Company's right of repurchase, which expires over a four-year period.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Option activity for the period from inception (October 4, 1995) to September 30, 2000 is as follows:

                                                    OPTIONS OUTSTANDING
                                -----------------------------------------------------------
                                  SHARES
                                AVAILABLE     NUMBER OF      PRICE PER     WEIGHTED-AVERAGE
                                FOR GRANT      SHARES          SHARE        EXERCISE PRICE
                                ----------    ---------      ----------    ----------------
Shares reserved...............     500,000           --          --                --
Options granted in 1996.......     (41,000)      41,000      $1 - $1.50         $1.49
                                ----------    ---------
Balances, December 31, 1996...     459,000       41,000      $1 - $1.50         $1.49
Options granted...............    (181,250)     181,250      $1 - $2.00         $1.46
Options exercised.............          --      (25,000)       $1.00            $1.00
Options cancelled.............          --           --          --                --
                                ----------    ---------
Balances, December 31, 1997...     277,750      197,250      $1 - $2.00         $1.53
Additional shares reserved....   2,500,000           --          --                --
Options granted...............          --           --          --                --
Options exercised.............          --           --          --                --
Options cancelled.............          --           --          --                --
                                ----------    ---------
Balances, December 31, 1998...   2,777,750      197,250      $1 - $2.00         $1.53
Options granted...............    (427,000)     427,000        $2.00            $2.00
Options exercised.............          --           --          --                --
Options cancelled.............          --           --          --                --
                                ----------    ---------
Balances, December 31, 1999...   2,350,750      624,250      $1 - $2.00         $1.85
Additional shares reserved....   2,500,000           --
Options granted...............  (2,991,000)   2,991,000      $2 - $9.00         $5.31
Options exercised.............          --       (8,750)       $2.00            $2.00
Options cancelled.............      86,279      (86,279)     $2 - $5.00         $3.29
                                ----------    ---------
Balances, September 30,
  2000........................   1,946,029    3,520,221      $1 - $9.00         $4.76
                                ----------    ---------

     The following table summarizes information about options outstanding at September 30, 2000 as follows:

                            OPTIONS OUTSTANDING
                 -----------------------------------------    OPTIONS EXERCISABLE
                                  WEIGHTED-                  ---------------------
                                   AVERAGE       WEIGHTED-               WEIGHTED-
                                  REMAINING       AVERAGE                 AVERAGE
   RANGE OF        NUMBER        CONTRACTUAL     EXERCISE     NUMBER     EXERCISE
EXERCISE PRICES  OUTSTANDING   LIFE (IN YEARS)     PRICE     OF SHARES     PRICE
---------------  -----------   ---------------   ---------   ---------   ---------
 $1.00 - $1.50      136,000         1.35           $1.31      136,000      $1.31
     $2.00          962,721         6.35           $2.00      343,848      $2.00
 $5.00 - $6.50    1,798,500         9.49           $5.03      155,042      $5.00
     $9.00          623,000         9.66           $9.00        5,521      $9.00
                  ---------                                   -------
                  3,520,221                                   640,411
                  =========                                   =======

     At December 31, 1997, 1998 and 1999, September 30, 2000, options for 52,750, 111,121, 269,963 and 640,411 shares were exercisable with a weighted-average exercise price of $1.50, $1.48, $2.35, and $2.64 respectively.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for option grants made in 1997, 1999 and 2000: no dividend yield, risk-free interest rates ranging from 5.93% to 6.48%, no volatility and an expected option term of four years.

     Had the Company applied the provisions of FAS 123 to all stock option grants, the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands):

                                                                  NINE MONTH PERIOD ENDED
                                    YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                  ----------------------------    ------------------------
                                   1997      1998       1999          1999          2000
                                  ------    -------    -------    ------------    --------
                                                                  (UNAUDITED)
As reported:
  Net loss......................  $ (765)   $(1,683)   $(2,520)     $(1,871)      $(7,357)
  Net loss per share, basic and
     diluted....................  $(0.10)   $ (0.21)   $ (0.29)     $ (0.22)      $ (0.52)
Pro forma:
  Net loss......................  $ (775)   $(1,694)   $(2,547)     $(1,876)      $(7,981)
  Net loss per share, basic and
     diluted....................  $(0.10)   $ (0.21)   $ (0.29)     $ (0.23)      $ (0.56)

     The weighted-average fair values and weighted-average exercise prices per share at the date of grant for options granted for the years ended December 31, 1997 and 1999, and for the period ended September 30, 2000 were as follows:

                                                          YEARS ENDED
                                                          DECEMBER 31,
                                                         --------------    SEPTEMBER 30,
                                                         1997     1999         2000
                                                         -----    -----    -------------
Weighted-average fair value of options granted with
  exercise price equal to the market value of the
  stock at the date of grant.........................    $0.42    $0.42           --
Weighted-average exercise price of options granted
  with exercise price equal to the market value of
  the stock at the date of grant.....................    $2.00    $2.00           --
Weighted-average fair value of options granted with
  exercise price less than the market value of the
  stock at the date of grant.........................    $0.87       --       $10.00
Weighted-average exercise price of options granted
  with exercise price less than the market value of
  the stock at the date of grant.....................    $1.19       --       $ 5.31
Weighted-average fair value of options granted with
  exercise price more than the market value of the
  stock at the date of grant.........................    $ .22       --       $ 4.94
Weighted-average exercise price of options granted
  with exercise price more than the market value of
  the stock at the date of grant.....................    $2.00       --       $ 5.36

     No options to purchase common stock were granted in 1998.

     The total estimated fair value of options granted during 1997, 1999 and for the period ended September 30, 2000 was $125,780, $180,099, $27,333,753,
respectively.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DEFERRED STOCK COMPENSATION

     During the years ended 1997, 1998 and 1999, the Company granted no stock options to employees under the 1996 or 1998 Stock Plans with exercise prices below the deemed fair value of the Company's common stock at the date of grant. Therefore, in accordance with the requirements of APB 25, CombiMatrix has recorded no deferred stock compensation related to option grants in those years.

     During the nine months ended September 30, 2000, in connection with the granting of stock options to employees and members of the Board of Directors at exercise prices subsequently determined to be below fair value, the Company recorded deferred compensation aggregating $23.3 million. These amounts are being amortized over the vesting period as described in Note 1. Amortization expense associated with deferred compensation totaled $1.2 million for the nine months ended September 30, 2000.

     Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                                                      SIX MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,                        SEPTEMBER 30,
                            -----------------------------------------------    ------------------------------
                                1997             1998             1999             1999             2000
                            -------------    -------------    -------------    -------------    -------------
Risk-free interest rate...  5.85% to 6.59%   4.82% to 5.85%   5.51% to 6.57%   5.51% to 5.94%   6.37% to 6.48%
Expected life (in
  years)..................             10               10               10               10               10
Dividend yield............             --               --               --               --               --
Expected volatility.......             75%              75%              75%              75%              75%

     The stock-based compensation expense will fluctuate as the deemed fair market value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded deferred stock-based compensation of $1,222,000 at September 30, 2000, of which $772,000 has been amortized to expense in the nine months ended September 30, 2000.

12.  RETIREMENT SAVINGS PLAN

     On May 1, 2000, the Company established a retirement savings plan that qualifies under section 401(k) of the Internal Revenue Code. The plan covers all qualified employees. Contributions to this plan are made at the discretion of the employee. The Company does not match employee contributions.

13.  RELATED PARTIES

     In April 1996 Acacia acquired 4,750,000 shares of CombiMatrix's common stock for $100,000.

     Acacia subsequently sold an aggregate of 810,000 shares of CombiMatrix's common stock for $1.00 per share at various times through March 1997. Since that time, Acacia acquired the following additional shares of CombiMatrix's common stock:

     - 114,000 shares for $2.00 per share in July 1997;

     - 1,150,000 shares for $2.00 per share in August 1999;

     - 25,000 shares in exchange for $50,000 principal amount of our 6% unsecured subordinated promissory notes in December 1999;

     - 2,000,000 shares for $5.00 per share in March 2000; and

     - 1,944,445 shares for $9.00 per share in August 2000.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     At September 30, 2000 Acacia beneficially owned 10,747,295, or 58.3%, of the Company's outstanding common stock. This amount includes a warrant to purchase 5,000 shares of common stock at $2.00 per share that is exercisable through January 29, 2001. As a result, Acacia controls substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and exercises significant influence over many matters requiring director approval.

     Since inception, officers or directors of Acacia have represented a majority of the members of the Company's board of directors. Additionally, officers or directors of Acacia have served from time to time as the acting Chief Executive Officer. Until August 1, 2000, Acacia maintained the Company's accounting records. In addition, Acacia provided administrative, human resources, insurance, legal and the other services normally supplied by a parent corporation to one of its subsidiaries. These services were provided by Acacia at no cost to the Company through December 31, 1999. For the periods prior to 2000, the management services expense has been imputed and recorded as a capital contribution. During the years ended December 31, 1997, 1998 and 1999, and for the nine-month period ended September 30, 2000 the Company incurred $5,000, $10,000, $62,000, $47,000 and $133,000, respectively, related to management fees and insurance allocations. The allocation of expenses was based on the number of Acacia personnel who dedicated time to the Company and such allocations are considered reasonable by management. The management fee and expense reimbursement arrangement was cancelled in August 2000. Since inception, Acacia has also made interest free advances to the Company from time to time to help meet working capital needs.

     At December 31, 1998 and 1999, and September 30, 2000 the Company was liable to Acacia, the majority stockholder, for $3,146,000, $44,000 and $83,000, respectively. These amounts bear no terms and are due on demand.

     Acacia has announced that it intends to further develop and operate majority-owned subsidiaries in the life sciences and technology industries. As described in Note 14, the Company recently entered into agreements with Acacia for the exploitation of the Company's technology within the fields of toxicology and material science.

     Acacia intends to retain a majority position in the Company indefinitely.

     Acacia has the sole discretion to determine the timing, structure and terms of any divestiture of its shares in the Company, other than a divestiture pursuant to a merger or other transaction requiring approval of the Company's board.

     In November 2000 the Board of Directors approved a restated certificate of incorporation which, among other things, increased the number of authorized shares of common stock to 300,000,000 and the number of authorized shares of preferred stock to 50,000,000.

     The restated articles of incorporation also created a mechanism for the allocation of corporate opportunities between the Company and Acacia and provided a mechanism for the consideration of transactions between Acacia and the Company. Initially, transactions involving Acacia and the Company will be considered by a joint business development committee consisting of three designees from the Company and three designees from Acacia. This committee will review proposed agreements and transactions between the Company and Acacia and recommend matters to be considered by a majority of board members that are not officers or directors of Acacia, or otherwise interested in the transaction, or by a majority vote of the Company's stockholders, other than Acacia and its affiliates.

     Management of the Company owns shares of common stock of Acacia and options to purchase Acacia's shares. The Acacia options were granted at the fair value at the date of grant.

                            COMBIMATRIX CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

14.  SUBSEQUENT EVENTS

     In November 2000 the Board of Directors and Acacia, as the Company's majority stockholder, approved the 2000 Stock Awards Plan to replace our 1996 Stock Option Plan and our 1998 Stock Option Plan. The total number of shares of common stock reserved and eligible for issuance under the 2000 Stock Awards Plan is 1,360,529. The new plan provides for the award of incentive or non-qualified stock options, restricted stock awards, stock appreciation rights, performance awards and phantom stock awards. The awards are performance based plans.

     In November 2000 the Company entered into a licensing and supply agreement with Acacia to provide commercial biological array processors within the field of toxicology to a newly formed affiliate of Acacia. The term of the agreement is for five years. This newly formed toxicology company is a subsidiary of Acacia and the Company may receive a 10% direct investment interest in this company if a commercial product is developed. The agreement also provides for a one-time licensing fee of $1.0 million. The investment and one-time fee will both be accounted for as a capital contribution.

     In November 2000 the Company entered into an exclusive license and development agreement with Acacia for the use and development of technology in the field of material sciences. The principal terms of the agreement include: a 33 1/3% minority interest in a newly formed subsidiary in exchange for a $1 million capital contribution, an exclusive license to the newly formed entity and a customary royalty arrangement on the net sales generated by the new entity. The initial term of this agreement is 20 years.

     Subsequent to September 30, 2000 the Company issued 495,000 and 89,500 stock options to employees with exercise prices of $9.00 and $18.00, respectively. The grant of these options will result in additional deferred stock compensation of approximately $22.4 million assuming no cancellations or addition stock option grants with exercise prices below the deemed fair value of the Company's common stock. The deferred stock compensation will be expensed in future periods generally over a four-year vesting period.

     In November 2000 the Company entered into a one-year consulting agreement with Acacia. Under this agreement, Acacia, as an independent contractor, will supply members of its staff to assist the Company in various business, research, analysis and development and general technical matters. At the present time, one of the Company's directors, and three other persons are performing consulting services to the Company under this agreement. Acacia will charge the Company for these services based upon each staff member's monthly salary and the portion of time spent each month on the Company's business matters and reasonable expenses.

     In November 2000 the Company's Board of Directors approved a general severance plan for executive officers. If the Company terminates any employee who is a Vice President or higher for other than cause, on account of death or disability, the executive shall receive a lump sum payment equal to twelve months of the executive's base salary and target bonus and other benefits. Upon the non-voluntary or constructive termination immediately preceding or within two years after a change of control transaction of an executive who is a Senior Vice President or higher, the executive will receive one lump sum payment equal to two years' base salary and target bonus and other benefits. Upon the non-voluntary or constructive termination immediately preceding or within one year after a change of control transaction of a Vice President, the executive will receive one lump sum payment equal to one years' base salary and target bonus and other benefits.

===============================================================================
                                                  SHARES

                            COMBIMATRIX CORPORATION

                                  COMMON STOCK

                                     [LOGO]

                                  ------------

                                  ------------

                              SALOMON SMITH BARNEY
                               J.P. MORGAN & CO.

===============================================================================

                                   PROSPECTUS

                                            , 2001

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Shown below are the expenses (other than underwriting discounts) expected to be incurred by CombiMatrix Corporation (the "Registrant") in connection with the issuance and distribution of the securities being registered. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ National Market listing fee, the amounts shown below are estimates:


Securities and Exchange Commission registration fee.........    $26,400
NASD filing fee.............................................     10,500
NASDAQ National Market listing fee..........................
Blue Sky filing fees and expenses...........................
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Transfer agent and registrar fees...........................
Miscellaneous...............................................
                                                                -------
          TOTAL.............................................

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware permits indemnification of officers, directors and other corporate agents under specific circumstances and subject to specific limitations. The Registrant's restated certificate of incorporation permits it to, and the Registrant's amended and restated bylaws provide that it will, indemnify its directors and officers to the full extent permitted by General Corporation Law of the State of Delaware, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

     In addition to the indemnification provided for in the Registrant's restated certificate of incorporation and amended and restated bylaws, the Registrant has entered into agreements to indemnify its directors and executive officers. These agreements, among other things, provide for indemnification of the Registrant's directors and executive officers for specific expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of the Registrant, arising out of that person's services as a director or executive officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the Registrant 's request. The Registrant believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's restated certificate of incorporation provides for the maximum limitation of liability permitted from time to time by Delaware law.

     Policies of insurance are maintained by the Registrant under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against specific expenses in connection with the defense of, and specific liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

     Reference is also made to the Underwriting Agreement to be filed as Exhibit
1.1 to the Registration Statement for information concerning the Underwriters' obligation to indemnify the Registrant and its officers, directors and controlling persons in various circumstances.

     Acacia Research Corporation carries directors' and officers' liability insurance that covers certain liabilities and expenses of directors and officers of subsidiaries of Acacia Research Corporation. Directors and officers of the Registrant have the benefit of this coverage, subject to the limitations of such insurance.

     Directors of the Registrant who are also employees of Acacia Research Corporation may be entitled to indemnification from Acacia Research Corporation for certain liabilities and expenses incurred as a result of serving as directors of the Registrant.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In June 1997 the Registrant completed a privately-placed equity financing in which it sold 143,500 shares of Common Stock at $2.00 per share, raising gross proceeds of $287,000. In June 1997 the Registrant privately placed 6,500 three-year, immediately exercisable warrants to purchase shares of its common stock at $2.20 per share in consideration for services rendered in connection with the transaction.

     In July 1997 the Registrant completed a privately-placed equity financing in which it sold 200,000 shares of Common Stock at $2.00 per share, raising gross proceeds of $400,000. In July 1997 8,600 shares of common stock were privately placed in consideration for services rendered in connection with the transaction.

     In March 1998 the Registrant completed a private placement of $1,450,000 principal amount if its 6% unsecured subordinated notes due 2001 (the "Subordinated Notes") and warrants to purchase an aggregate of 145,000 shares of common stock at $2.00 per share. The warrants expire on January 29, 2001. In July 1998 the Registrant privately placed 13,750 three-year, immediately exercisable warrants to purchase shares of its common stock at $2.20 per share in consideration for services rendered in connection with the transaction.

     In August 1999 the Registrant completed a third privately-placed equity financing in which it sold 2,010,100 shares of Common Stock at $2.00 per share, raising gross proceeds of $4,020,200. Also in August 1999, 33,333 shares of common stock were issued in a private placement in consideration for services rendered in connection with the transaction.

     In December 1999 the Registrant exchanged an aggregate of 725,000 shares of its common stock for the entire issue of Subordinated Notes.

     In March 2000 the Registrant completed a fourth privately-placed equity financing in which it sold 3,500,000 shares of Common Stock at $5.00 per share, raising gross proceeds of $17,500,000. In March 2000 the Registrant privately placed 62,100 three-year, immediately exercisable warrants to purchase shares of its common stock at $5.50 per share in consideration for services rendered in connection with the transaction.

     In August 2000 the Registrant completed an equity financing in which it sold 4,000,000 shares of Common Stock at $9.00 per share, raising gross proceeds of $36,000,000.

     From April 2000 to September 2000 an aggregate of 40,350 shares were issued in connection with the exercise of warrants.

     All of such sales were completed without registration under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

         *1.1       Form of Underwriting Agreement.
          3.1       Restated Certificate of Incorporation of the Registrant.
          3.2       Amended and Restated Bylaws of the Registrant.
         *4.1       Specimen certificate representing shares of common stock of the Registrant.
         *5         Opinion of Bracewell & Patterson, L.L.P. as to the legality of the securities being offered.
         10.1       1996 Stock Option Plan, as amended.
         10.2       1998 Stock Option Plan, as amended.
         10.3       2000 Stock Awards Plan.
         10.4       Severance Plan.
        +10.5       Lease Agreement dated October 19, 2000 between the
                    Registrant and Wiredzone Property, LP.
         10.6       Form of Indemnity Agreement between the Registrant and its officers and directors.
         10.7       Employment Agreement with Gerald D. Knudson dated February
                    1, 2000, as amended.
         10.8       Employment Agreement with Patrick A. Quarles dated June 12,
                    2000, as amended.
         10.9       Employment Agreement with Patrick D. de Maynadier dated June
                    1, 2000, as amended.
         10.10      Employment Agreement with Jeffrey B. Oster dated September
                    29, 2000, as amended.
         10.11      DoD Contract DAAD13-00-C-0033 Nanode Array Sensor Microchips
                    Phase II.
        +10.12      License and Supply Agreement dated November 14, 2000 between the Registrant and Acacia Research Corporation.
         10.12(a)   Form of Investor's Rights Agreement between Acacia Research
                    Corporation and the Registrant.
         10.12(b)   Form of Co-Sale Agreement between Acacia Research
                    Corporation and the Registrant.
        +10.13      License and Supply Agreement dated November 14, 2000 between the Registrant and Advanced Material Sciences, Inc.
         10.13(a)   Investors' Rights Agreement dated November 15, 2000 between
                    Advanced Material Sciences, Inc., the Registrant and Acacia
                    Research Corporation.
         10.13(b)   Co-Sale Agreement dated November 15, 2000 between Advanced
                    Material Sciences, Inc., the Registrant and Acacia Research
                    Corporation.
         10.14      Consulting Services Agreement dated November 8, 2000 between
                    Acacia Research Corporation and Registrant.
        *23.1       Consent of Bracewell & Patterson, L.L.P. (included in
                    Exhibit 5).
         23.2       Consent of PricewaterhouseCoopers LLP.
         24         Powers of Attorney.
         27.1       Financial Data Schedule.

---------------
 * To be supplied by amendment

+ Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the Securities and Exchange Commission.

     (b) Financial Statement Schedules

     All financial statement schedules are omitted because the information is not required, is inapplicable, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington on November 21, 2000.

                                          COMBIMATRIX CORPORATION

                                          By: /s/ GERALD D. KNUDSON
                                            ------------------------------------
                                              Gerald D. Knudson
                                              Chairman and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed below by the following persons in the indicated capacities on November 21, 2000:

                   SIGNATURE                                             TITLE
                   ---------                                             -----
/s/ GERALD D. KNUDSON                             Chairman, Chief Executive Officer and Director
------------------------------------------------  (Principal Executive Officer)
Gerald D. Knudson

/s/ STEPHEN G. BURKE                              Executive Vice President of Finance, Chief
------------------------------------------------  Financial Officer and Treasurer (Principal
Stephen G. Burke                                  Accounting Officer)

                                                  Director
------------------------------------------------
Thomas B. Akin

                                                  Director
------------------------------------------------
William R. Brody M.D., Ph.D.

/s/ RIGDON CURRIE*                                Director
------------------------------------------------
Rigdon Currie

/s/ ROBERT L. HARRIS II*                          Director
------------------------------------------------
Robert L. Harris II

/s/ AMIT KUMAR, PH.D.*                            Director
------------------------------------------------
Amit Kumar, Ph.D.

/s/ DONALD D. MONTGOMERY PH.D.*                   Director
------------------------------------------------
Donald D. Montgomery, Ph.D.

/s/ PATRICK A. QUARLES*                           Director
------------------------------------------------
Patrick A. Quarles

/s/ ROBERTO P. ROSENKRANZ, PH.D.*                 Director
------------------------------------------------
Roberto P. Rosenkranz, Ph.D.

                   SIGNATURE                                             TITLE
                   ---------                                             -----
/s/ PAUL R. RYAN*                                 Director
------------------------------------------------
Paul R. Ryan

                                                  Director
------------------------------------------------
R. Bruce Stewart

*By: /s/ PATRICK D. DE MAYNADIER
-----------------------------------------------
     Patrick D. de Maynadier
     Attorney-in-Fact for persons indicated

                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER                              DESCRIPTION
       -------                             -----------
       *1.1        Form of Underwriting Agreement.
        3.1        Restated Certificate of Incorporation of the Registrant.
        3.2        Amended and Restated Bylaws of the Registrant.
       *4.1        Specimen certificate representing shares of common stock of the Registrant.
       *5          Opinion of Bracewell & Patterson, L.L.P. as to the legality of the securities being offered.
       10.1        1996 Stock Option Plan, as amended.
       10.2        1998 Stock Option Plan, as amended.
       10.3        2000 Stock Awards Plan.
       10.4        Severance Plan.
      +10.5        Lease Agreement dated October 19, 2000 between the
                   Registrant and Wiredzone Property, LP.
       10.6        Form of Indemnity Agreement between the Registrant and its officers and directors.
       10.7        Employment Agreement with Gerald D. Knudson dated February
                   1, 2000, as amended.
       10.8        Employment Agreement with Patrick A. Quarles dated June 12,
                   2000, as amended.
       10.9        Employment Agreement with Patrick D. de Maynadier dated June
                   1, 2000, as amended.
       10.10       Employment Agreement with Jeffrey B. Oster dated September
                   29, 2000, as amended.
       10.11       DoD Contract DAAD13-00-C-0033 Nanode Array Sensor Microchips
                   Phase II.
      +10.12       License and Supply Agreement dated November 14, 2000 between the Registrant and Acacia Research Corporation.
       10.12(a)    Form of Investors' Rights Agreement between Acacia Research
                   Corporation and the Registrant.
       10.12(b)    Form of Co-Sale Agreement between Acacia Research
                   Corporation and the Registrant.
      +10.13       License and Supply Agreement dated November 14, 2000 between the Registrant and Advanced Material Sciences, Inc.
       10.13(a)    Investors' Rights Agreement dated November 15, 2000 between
                   Advanced Material Sciences, Inc., the Registrant and Acacia
                   Research Corporation.
       10.13(b)    Co-Sale Agreement dated November 15, 2000 between Advanced
                   Material Sciences, Inc., the Registrant and Acacia Research
                   Corporation.
       10.14       Consulting Services Agreement dated November 8, 2000 between
                   Acacia Research Corporation and Registrant.
      *23.1        Consent of Bracewell & Patterson, L.L.P. (included in
                   Exhibit 5).
       23.2        Consent of PricewaterhouseCoopers LLP.
       24          Powers of Attorney.
       27.1        Financial Data Schedule.

---------------
 * To be supplied by amendment

+ Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the Securities and Exchange Commission.